Form 10-K405, Exhibit 13
period 1996-12-31
PS GROUP HOLDINGS INC
filed 1997-03-27
CIK 1013834

                                                                      EXHIBIT 13

                   [INSIDE FRONT COVER OF 1996 ANNUAL REPORT]

--------------------------------------------------------------------------------
                           FORWARD-LOOKING STATEMENTS

     THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A "SAFE HARBOR" FOR FORWARD-LOOKING STATEMENTS. CERTAIN INFORMATION INCLUDED IN THIS 1996 ANNUAL REPORT TO SHAREHOLDERS MAY BE DEEMED FORWARD-LOOKING, SUCH AS INFORMATION RELATING TO THE FUTURE PROSPECTS OF PS GROUP INC.'S (PSG'S) AIRCRAFT LEASES, THE CONSEQUENCES OF ANY UNSCHEDULED RETURN OF AIRCRAFT UNDER LEASE, PS TRADING INC.'S PROSPECTS, PLANS FOR EXPANSION OF STATEX PETROLEUM, INC., THE AVAILABILITY OF CERTAIN TAX BENEFITS AND THE AMOUNT OF OTHERWISE-TAXABLE INCOME AGAINST WHICH SUCH BENEFITS MAY BE OFFSET. INVESTORS ARE CAUTIONED THAT ALL FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE LESSEES OF PSG'S AIRCRAFT, THE IMPACT OF ECONOMIC CONDITIONS ON EACH BUSINESS SEGMENT, THE IMPACT OF COMPETITION, THE IMPACT OF GOVERNMENTAL LEGISLATION AND REGULATION AND POSSIBLE FUTURE CHANGES THEREIN, AND OTHER RISKS DETAILED IN THIS 1996 ANNUAL REPORT TO SHAREHOLDERS AND IN FILINGS THE COMPANY HAS MADE WITH THE SECURITIES AND EXCHANGE COMMISSION. SHOULD ANY OF SUCH RISKS OR UNCERTAINTIES MATERIALIZE OR SHOULD OTHER ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS OR OUTCOMES MAY VARY MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                       REORGANIZATION AND RESTRICTIONS ON
                     THE TRANSFER OF SHARES OF THE COMPANY

     ON JUNE 5, 1996, THE COMPANY AND PSG COMPLETED A HOLDING COMPANY REORGANIZATION (THE REORGANIZATION) THAT WAS APPROVED AT THE 1996 ANNUAL MEETING OF STOCKHOLDERS OF PSG ON THAT DATE. AS A RESULT OF THE REORGANIZATION, EACH SHARE OF PSG WAS CONVERTED, ON A TAX-FREE BASIS, INTO ONE SHARE OF THE COMPANY. THE REORGANIZATION DID NOT RESULT IN ANY CHANGE IN THE CONSOLIDATED FINANCIAL CONDITION, BUSINESS OR ASSETS OF PSG. THE REORGANIZATION WAS ACCOUNTED FOR ON AN HISTORICAL COST BASIS AND THUS THE FINANCIAL STATEMENTS FOR PERIODS PRIOR TO THE REORGANIZATION HAVE NOT BEEN RESTATED AND REPRESENT THE CONSOLIDATED FINANCIAL STATEMENTS OF PSG. THE SOLE PURPOSE OF THE REORGANIZATION WAS TO HELP PRESERVE PSG'S SUBSTANTIAL NET OPERATING LOSS AND INVESTMENT TAX CREDIT CARRYFORWARDS AND OTHER TAX BENEFITS BY DECREASING THE RISK OF AN "OWNERSHIP CHANGE" FOR FEDERAL INCOME TAX PURPOSES. THE REORGANIZATION WAS INTENDED TO ACCOMPLISH THIS PURPOSE BY IMPOSING CERTAIN RESTRICTIONS ON THE TRANSFER OF SHARES OF THE COMPANY. IN GENERAL, AND SUBJECT TO AN EXEMPTION FOR CERTAIN DISPOSITIONS OF SHARES BY PERSONS WHO WERE "PRE-EXISTING 5% SHAREHOLDERS" (AS DEFINED IN ARTICLE XI OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION) ON JUNE 5, 1996, THE TRANSFER RESTRICTIONS PROHIBIT, WITHOUT PRIOR APPROVAL OF THE BOARD OF DIRECTORS, THE DIRECT OR INDIRECT DISPOSITION OR ACQUISITION OF ANY STOCK OF THE COMPANY BY OR TO ANY HOLDER WHO OWNS, OR WOULD, AS A RESULT THEREOF, OWN (EITHER DIRECTLY OR THROUGH THE TAX ATTRIBUTION RULES) 5% OR MORE OF THE STOCK UPON SUCH ACQUISITION.
--------------------------------------------------------------------------------

PS GROUP HOLDINGS, INC.
CONSOLIDATED FINANCIAL HIGHLIGHTS
================================================================================

PS Group Holdings, Inc. (the Company), NYSE Symbol: PSG, operates (through subsidiaries) three principal business segments - aircraft leasing, fuel sales and distribution, and oil and gas production and development.

FOR THE YEAR                                1996       1995       1994         1993         1992
---------------------------------------------------------------------------------------------------
                                              (In thousands, except per share data and ratios)

Revenues from continuing operations       $274,746    $167,004  $125,448     $156,968     $145,118
Income (loss) from continuing
 operations before change
 in accounting                               9,610       3,032    (4,582)      (8,842)       2,082
Income (loss) from discontinued
 operations                                                       11,818      (12,528)     (69,664)
Cumulative effect of change in
 accounting                                                                     2,900
                                          ---------------------------------------------------------
     Net income (loss)                       9,610       3,032     7,236      (18,470)     (67,582)
Income (loss) per common share:
  Continuing operations                       1.58         .50      (.76)       (1.46)         .35
  Discontinued operations                                           1.95        (2.07)      (11.68)
  Cumulative effect of change in
   accounting                                                                     .48
                                          ---------------------------------------------------------
     Net income (loss) per share              1.58         .50      1.19        (3.05)      (11.33)
Cash distributions or dividends per
 common share/(a)/                            1.50        1.50                                 .15
Capital additions                            4,225       1,386       485        1,430        2,451

   /(a)/ The special distributions in 1995 and 1996 are not precedents for future distributions.

AT YEAR END
---------------------------------------------------------------------------------------------------
Total assets                               298,689    307,686     361,258      381,206      429,955
Total debt                                 105,785    122,609     137,225      163,159      190,719
Stockholders' equity                       123,591    123,082     129,151      121,899      140,243
Stockholders'                                20.37      20.28       21.28        20.10        23.22
equity per share
Debt to equity ratio                      .86 to 1     1 to 1   1.06 to 1    1.34 to 1    1.36 to 1

COMPARABILITY
-------------------------------------------------------------------------------

  As more fully described elsewhere in this Annual Report to Shareholders, results from continuing operations are not comparable between years in part due to the following significant unusual items (all amounts, except (i) are pretax):
(i) in 1996, a $5.6 million reduction of tax liabilities was recorded, (ii) in 1996, a $1.8 million gain was recorded on the sale of an interest in six 737-200 aircraft, (iii) in 1995, a $1.7 million loss on disposition of 747 aircraft was recorded and in 1994, 1993 and 1992, write-downs of $7.2 million, $17 million and $9.9 million, respectively, were recorded related to 747 aircraft previously leased to airlines which had declared bankruptcy, (iv) in 1994, 1993 and 1992, gains (net of losses) of $.6 million, $2.5 million and $3 million, respectively, were recorded on marketable equity securities' transactions, and (v) in 1994, an accrual of $5 million was made for the settlement of securities litigation.
  In 1994, the assets of the travel management segment and the major asset of the metallic waste recycling segment were sold. Accordingly, these two segments are shown as discontinued operations in the years 1992 through 1994.

================================================================================

AIRCRAFT LEASING
================================================================================

The aircraft leasing business is conducted by PSG and represents by far the major portion of the Company's assets and its largest source of cash flow. Aircraft leasing contributed $34.1 million to 1996's consolidated revenues, or 12% of the total. In addition, 1996's consolidated revenues included a pretax net gain of approximately $1.8 million (after-tax net gain of approximately $1.1 million - $.18 per share) from the sale of PSG's one-third interest in six older 737-200 aircraft that were sold to the lessee, Continental Airlines, Inc. (Continental), at the end of the lease term on December 31, 1996. The cash proceeds from this sale were $3.1 million. With the expiration of the leases on the six 737-200's, PSG's future annual cash flow and pretax income will be reduced approximately $1.3 million and $.1 million, respectively. Even though the Company has no current intention to expand its leasing activity, this segment will likely remain the main factor in the Company's total operations. PSG's lease portfolio is comprised of 19 jet aircraft that are leased to three major U.S. airlines. All 19 of the aircraft on lease are newer-generation aircraft that meet Federal Stage 3 noise requirements and thereby qualify for operation in the United States without modification beyond 1999. Of the 19 aircraft, nine are operated by these three airlines whose operations are primarily scheduled passenger service in the continental United States. The remaining ten aircraft are either subleased or awaiting sublease by PSG's principal lessee, US Airways, Inc. (US Airways), to smaller, mainly foreign, commuter airlines. US Airways grounded the ten aircraft over four years ago due to a cutback in service. Even though most of these ten aircraft have been subleased to other airlines, US Airways continues to be responsible for the leases. All required lease payments were made by all of PSG's lessees in 1996 on a timely basis.

TYPE OF AIRCRAFT LEASES. All of PSG's leases are net leases, which provide that the lessees bear the direct operating costs and the risk of physical loss of the aircraft, pay taxes, maintain the aircraft, indemnify PSG against any liability suffered as the result of any act or omission of the lessee, maintain casualty insurance in an amount equal to the specific amount set forth in the lease (which may be less than market value) and maintain liability insurance naming PSG as an additional insured. In general, substantially all the obligations connected with the operation and maintenance of the leased aircraft are assumed by the lessee and minimal obligations are imposed upon PSG. The leases also typically provide that, in those limited instances where the lessees have the voluntary right to terminate the lease, the lessee is obligated to pay PSG a stipulated sum which would retire any existing indebtedness relating to the aircraft and otherwise provide PSG with the same economic value it would have received had the lease continued (see below as to potential early termination of US Airways' MD-80 leases). The leases also generally provide options to the lessee to extend the lease at stipulated or fair market value lease rates or purchase the aircraft at a stipulated amount or at fair market value at the end of the lease term. The PSG leases and related aircraft are encumbered by long-term debt that will be fully amortized by the end of the lease term. PSG aircraft leases expire, by year, as follows:

            Aircraft Type       1998   1999   2000   2004   2006   2008   Total
            -------------       ----   ----   ----   ----   ----   ----   -----
              BAe 146-200                      10                           10
              MD-80               3      1             2             1       7
              737-300                                         1      1       2
                                                                           ----
                                                                            19
                                                                           ====

================================================================================

================================================================================

During 1997, US Airways has the option to give notice and extend the leases for three years at the current rental rates on the three MD-80's shown above to expire in 1998. If US Airways does not exercise this option, it is obligated to make a termination payment ranging from approximately $2.2 to $2.5 million per aircraft. During 1993, when five MD-80 aircraft were refinanced, PSG was required to grant concessions to US Airways which included lower BAe 146 aircraft purchase option prices and modified aircraft return conditions. If in the future PSG should desire to sell, modify, further encumber or pay off existing debt related to a leased aircraft, PSG may have to grant concessions to the lessee of the aircraft to complete such a transaction. Such concessions could have an effect on future results of operations.

In November 1996, US Airways announced an agreement in principle with Airbus Industrie (Airbus) as to the possible purchase of 120 to 400 A320-type aircraft. The Airbus purchase is contingent upon several conditions, including US Airways achieving a competitive cost structure. If the various conditions are met, US Airways has stated that the new aircraft deliveries could start in 1998 and would result in the phase-out of US Airways' MD-80's, as well as its earlier generation DC-9-30's and 737-200 aircraft. US Airways is currently unwilling to indicate to PSG the specific effect of the aircraft phase-out on the six MD-80's which are leased from PSG. US Airways operates 31 MD-80's. PSG believes that US Airways' older aircraft (DC-9-30's and 737-200's) will be phased out first if US Airways proceeds with the Airbus order. US Airways has not yet disclosed whether the consummation of the Airbus order and the resultant disposition of the existing aircraft would result in additional expenses or losses being recorded by US Airways.

PSG'S AIRCRAFT LESSEES. Besides aircraft leased to US Airways and Continental, PSG also leases one aircraft to America West Airlines, Inc. (America West). ALL INFORMATION CONTAINED IN THIS ANNUAL REPORT RELATING TO PSG'S THREE AIRCRAFT LESSEES WAS OBTAINED FROM PUBLISHED MEDIA REPORTS. PSG REFERS READERS TO PUBLIC INFORMATION REGARDING US AIRWAYS, CONTINENTAL AND AMERICA WEST FOR FURTHER DETAILS RELATING TO THEIR FINANCIAL CONDITION. Since PSG's leases are relatively long-term, PSG is concerned as to both the current and long-term futures of its three lessees. A summary of the recent results and current status of each of PSG's lessees follows:

 . US AIRWAYS leases 16 of PSG's aircraft consisting of six MD-80 aircraft and ten BAe 146-200 aircraft. Lease revenues from US Airways were 77.8% of total lease revenues for 1996. From mid-1992 through 1995 all of US Airways' 18 BAe 146's, including the ten leased from PSG, were out of service. During late-1995 and 1996 US Airways subleased seven of the ten BAe 146 aircraft leased from PSG. US Airways has a commitment to sublease two additional BAe 146 aircraft in the second quarter of 1997. Generally the BAe 146 subleases extend through US Airways' primary lease term which expires in the fall of 2000. Prior to the delivery of the BAe 146 aircraft to the sublessees, US Airways completed various maintenance tasks to enable the aircraft to return to service. US Airways' BAe 146 aircraft sublessees are smaller commuter/"feeder" airlines, most of which are "start-up" carriers. Three of the BAe 146's are subleased by US Airways to a U.S. airline and the remainder are subleased to three European airlines. US Airways indicates they have had other inquiries as to subleasing the last uncommitted PSG-owned BAe 146. PSG is encouraged by these

================================================================================

================================================================================

  developments since, generally, operating aircraft are worth more than aircraft held in storage.

  US Airways, like, most U.S. airlines, recorded improved operating results in 1996. US Airways' unit costs, which are the highest of the major U.S. airlines, continued to increase in 1996, but the increase was more than offset by higher fares, passenger levels and load factors which thereby enhanced US Airways' profits. In 1996, US Airways also benefited from the suspension of service (mid-June through September) by low-cost, low-fare ValuJet Airlines (ValuJet). As a result of these positive factors, US Airways' parent, US Airways Group, Inc. (US Airways Group), recorded net income (after preferred dividends) in 1996 of $175 million versus net income in 1995 of $34 million.

  US Airways' competition continues to intensify. Besides the re-start-up of ValuJet, US Airways is faced with increased competition from Delta Airlines' (Delta) new low-cost, low-fare subsidiary, Delta Express. Delta Express started service in October 1996 as a result of employee wage and work rule concessions to enable Delta to meet the increased competition from Southwest Airlines (Southwest), ValuJet and other new airlines. Southwest continued to expand into US Airways' markets with new service to Providence, which competes with US Airways' service at Boston. US Airways Group, in its SEC Form 10-Q report for the third quarter of 1996 stated: ". . . the competitive threat posed by low cost, low fare competition presents a serious challenge to the Company to lower US Airways' cost structure to remain competitive and ensure long-term financial viability."

  Starting in late-1995, all of US Airways various labor agreements became amendable and US Airways is now in collective bargaining talks with all the unions representing most of its employees. US Airways is attempting to secure ". . . meaningful wage and benefit concessions and productivity improvements from its unionized employee groups." (Source: US Airways Group SEC Form 10-Q report for the third quarter of 1996.)

  US Airways' cash, cash equivalents and short-term investments remain strong - at December 31,1996 approximately $1.6 billion. British Airways PLC (British Airways), the owner of approximately $400 million of US Airways Group's preferred stock, is seeking a long-term alliance with American Airlines, Inc. (American). US Airways Group and US Airways are suing both British Airways and American for disrupting the existing marketing/investment agreements between US Airways Group, US Airways and British Airways.

 . CONTINENTAL leases one MD-80 and one 737-300 from PSG. Continental also reported significantly improved results in 1996 compared to 1995. Net income was up sharply in 1996 despite a $128 million pretax charge to write-down aircraft and spare parts that will be phased out of service early because of new aircraft orders. Results for 1996 were net income of $319 million versus net income of $224 million in 1995. During 1996 Continental increased an order for new aircraft to be delivered between 1997 and 2003. The amended aircraft purchase commitment is in excess of $4 billion for 61 jet aircraft. Also during 1996, Continental had discussions with Delta as to a possible combination of operations of the two airlines. These discussions did not proceed beyond the preliminary

================================================================================

================================================================================

  stage. Continental's cash and cash equivalents totaled $1.1 billion at December 31, 1996. Stockholders' equity at December 31, 1996 was $581 million, a significant improvement from Continental's condition at the end of 1994 before they abandoned the money-losing, low-fare Continental Lite operation. While still highly leveraged, Continental has strengthened its financial position and operating results.

 . AMERICA WEST leases one 737-300 aircraft from PSG. America West, which emerged from bankruptcy in 1994, is partially owned by Continental (one percent ownership, 7.9 percent voting interest) and both carriers have implemented various programs to cross-feed passengers and reduce common costs. America
  West continued to expand operations in 1996, but some of that growth was achieved at lower revenue yields per passenger mile, which decreased the revenue contribution from the expanded services, while operating costs, particularly fuel and maintenance expenses, increased significantly in 1996. America West recorded net income of almost $9 million in 1996 (after recording a non-cash, non-recurring pretax charge of $65.1 million in the third quarter of 1996 for items related to aircraft, parts, facilities and pending litigation). In 1995 America West reported net income of $54 million. Cash, cash equivalents and short-term investments totaled approximately $177 million at December 31, 1996. America West's equity at December 31, 1996 was approximately $623 million after buying back $44 million of its common stock and warrants in 1996. While unit costs have increased, America West continues to be one of the lowest cost airline operators and has announced that it plans to continue to expand operations.



================================================================================

================================================================================

-----------------------------------------------------------------------------
OPERATING STATISTICS (at year-end)           1996   1995   1994   1993   1992
-----------------------------------------------------------------------------
NET AIRCRAFT LEASED:/(a)/
  BAe 146-200 aircraft /(b)/                 10.0   10.0   10.0   10.0   10.0
  MD-80 aircraft                              7.0    7.0    7.0    7.0    7.0
  737-300 aircraft                            2.0    2.0    2.0    2.0    2.0
  737-200 aircraft/(c)/                         -    2.0    2.3    2.3    2.3
                                          -----------------------------------
    Total aircraft leased                    19.0   21.0   21.3   21.3   21.3

  Aircraft leased under operating leases     14.0   16.0   16.3   16.3   16.3
  Aircraft leased under financing leases      5.0    5.0    5.0    5.0    5.0

AIRCRAFT HELD FOR SALE  747-100 /(d)/           -      -    2.0    2.0    2.0

 (a) At December 31, 1996, PSG had a 100% interest in all aircraft.
 (b) Not-operated by US Airways since the spring of 1992. In 1996, US Airways subleased seven aircraft. Two additional aircraft are committed to be subleased and delivered in the first quarter of 1997 and US Airways is pursuing a potential sublessee - for the last aircraft in storage.
 (c) During 1996, PSG's 1/3 interest in the six 737-200 aircraft was sold to the lessee and during 1995, one 737-200 aircraft, in which PSG had a 1/3 interest, was declared a casualty loss.
 (d) During 1995, the two 747-100 aircraft were sold.

------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA (in thousands)          1996        1995        1994        1993        1992
------------------------------------------------------------------------------------------------------
Operating revenues/(e)/                       $ 35,919    $ 35,032    $ 35,637    $ 35,920    $ 36,412
Operating expenses/(f)/                         13,980      15,770      21,346      31,165      22,544
                                              --------------------------------------------------------
Income before interest expense and taxes        21,939      19,262      14,291       4,755      13,868
Identifiable assets at year-end                211,382     233,547     279,508     302,341     324,719
Depreciation and amortization                   13,902      13,978      14,085      13,837      12,394
Income before interest and taxes
   as a percent of revenues                       61.1%       55.0%       40.1%       13.2%       38.1%

 (e) Includes a $1.8 million gain on the sale of PSG's 1/3 interest in six 737-200 aircraft in 1996.
 (f) Includes a $1.7 million loss on the disposition of 747 aircraft in 1995 and write-downs on 747 aircraft in 1994, 1993 and 1992 of $7.2 million, $17 million, and $9.9 million, respectively.


--------------------------------------------------------------------------------
ANALYSIS OF FINANCIAL DATA FOR 1994 THROUGH 1996 AND KNOWN TRENDS
--------------------------------------------------------------------------------

The reduction in aircraft leasing revenues in each year from 1994 to 1996 (excluding the $1.8 million gain on the sale of PSG's 1/3 interest in six 737-200 aircraft in 1996) reflects the reduced revenue recognition associated with aircraft leased under financing leases. Income fluctuated in 1996, 1995 and 1994 largely as a result of (i) the $1.8 million gain on the sale of the interest in the 737 aircraft in 1996, (ii) the $1.7 million loss on disposition of the 747 aircraft in 1995 and (iii) the $7.2 million write-downs of the 747 aircraft in 1994.

================================================================================

================================================================================

EFFECT OF UNSCHEDULED RETURN OF AIRCRAFT. Because of the cyclical nature of the airline business, the long-term prospects of all airlines, except for the largest and best capitalized, are uncertain. The long-term prospects for US Airways - which has the highest unit cost structure in the industry and virtually zero equity - and Continental and America West - both of which emerged from bankruptcy in 1993 and 1994, respectively, and remain highly leveraged -
are even more unpredictable.   It is possible that all of the leased aircraft
will remain with PSG's existing lessees and, based on recent financial results, prospects are improved as to that possibility. On the other hand, if there is economic deterioration of PSG's lessees, some or all of the aircraft could be returned to PSG or the leases could be renegotiated on terms less favorable to PSG.

While the unscheduled return of aircraft appears less likely than in the prior year, should US Airways default on its leases with PSG, or file bankruptcy and reject certain aircraft leases, there could be a material decrease in the market value of the types of aircraft leased to US Airways due to an increased availability of these aircraft for lease or sale. In such a case, PSG could suffer significant losses on the ultimate disposal of the related aircraft or upon the ultimate repossession of the aircraft by the lenders. Should PSG have any of its leased aircraft prematurely returned before the end of the lease terms, PSG would have to continue to make the principal and interest payments to the aircraft lenders to be able to pursue a sale or lease of the aircraft in order to maintain or salvage some of PSG's equity interest (all of PSG's leased aircraft have debt obligations - all non-recourse debt except for $17.2 million at December 31, 1996 of recourse debt on five BAe 146's). Whether PSG undertook such a course of action would be dependent on PSG having sufficient liquidity
(cash) to maintain the debt payments and a viable market for the specific type of used aircraft PSG would be marketing. Both of these factors are uncertain. If the lenders took control and sold the aircraft, PSG would likely lose most or all its equity. If, in the future, PSG had sufficient liquidity after a lessee defaulted and elected to pay the scheduled debt service to the lender(s), then PSG would be required to find purchasers or new lessees for the aircraft. When marketing aircraft, PSG competes with many airline and leasing companies that have greater financial resources and broader marketing and support capabilities to effect a sale or lease than PSG. To the extent that sales prices were less than PSG's carrying value or less favorable lease rates were obtained, PSG would be negatively affected.


================================================================================

FUEL SALES AND DISTRIBUTION
================================================================================

PS Trading, Inc. (PST), a wholly-owned subsidiary of PSG, is composed of three separate divisions consisting of wholesale fuel marketing, aviation fuel sales and facility services. PST contributed $227.7 million to 1996's consolidated revenues, or 83% of the total. While 1996 results reflect very large increases in revenue, particularly from the wholesale fuel marketing division, expectations were not met as to profitability and overall results were a loss due to: 1) operating losses from significant fuel price reductions in the fourth quarter of 1996; 2) year-end adjustments to cost of sales primarily related to excise and sales taxes; and 3) unusual charges related to environmental and fuel line removal costs by the facility services division.

WHOLESALE FUEL MARKETING - The wholesale fuel marketing division (Wholesale Division), which is headquartered in the Sacramento, California area, has sales representatives in Southern and Northern California, as well as Arizona and New Mexico. The Wholesale Division continued to grow in 1996 as revenues increased 114% over 1995. These revenues are from low-margin sales of refined petroleum products, primarily diesel and gasoline, to commercial, military, municipal and reseller customers. Generally, the Wholesale Division delivers its fuel to its customers via third party trucking companies hired by PST. Growth in 1996 was enhanced by the hiring of additional sales representatives and the establishment of new fuel inventory locations, primarily in California. The Wholesale Division maintained fuel inventories in leased, co-mingled storage tanks in California, Arizona and Nevada. These locations are supplied by pipeline deliveries of fuel purchased direct from refineries in Northern and Southern California. The Wholesale Division also has agreements to make "rack" purchases of fuel at other fuel storage locations where PST does not maintain inventory. With the purchase of fuel directly from the refiner, PST has been able to generally enhance its operating margins but it has taken on the risk of fluctuating prices by maintaining its own fuel inventory. Because of new regulations which became effective in 1996, only new higher specification, lower polluting motor fuels may now be sold in California and these special fuels are only being produced by California refineries. Because of actual and "rumored" refinery production interruptions due to scheduled and unscheduled maintenance, California fuel prices in 1996 were more volatile and this is expected to continue in the future. This volatility enhanced the Wholesale Division's results in the second quarter of 1996 when fuel prices increased but severely depressed their results in the third and particularly fourth quarters of 1996 when fuel prices declined. In addition, year-end adjustments to cost of sales in combination with the fourth quarter losses resulted in operating losses in the Wholesale Division in 1996 versus operating profits in 1995. These results were very disappointing in light of the increased investment in inventories and accounts receivable to expand the Wholesale Division's operation in 1996. Based on the recommendations of an independent consultant, the Board of Directors of the Company reassessed the Wholesale Division's operations and financial results and approved a plan which management believes will increase profitability by concentrating on higher margin, generally lower volume customers. As a result of implementing the plan, sales, inventories and accounts receivable will be reduced in 1997.

AVIATION FUEL SALES - The aviation fuel sales division (Aviation Division) conducts its operations out of PST's Dallas, Texas corporate office. Aviation revenues increased 16% from 1995 to 1996. These revenues are from sales of jet fuel to charter, cargo and scheduled airlines, corporate jet operators, and a limited numbers of resellers. The Aviation Division, like the

================================================================================

================================================================================

Wholesale Division, purchases jet fuel direct from refineries which is delivered via pipeline to third party fuel storage facilities or PSG-owned fuel storage tanks (see Facility Services below). In addition, the Aviation Division purchases jet fuel at storage locations where it does not maintain inventories, particularly for its corporate jet customers. Jet fuel prices tend to fluctuate, but generally they have not been as volatile as West Coast motor fuel prices.

FACILITY SERVICES - PST and PSG own or lease various limited fuel storage facilities or pipelines in several locations including the San Francisco, Los Angeles and Sacramento Airports. During 1996, revenues from pipelines at the San Francisco International Airport (SFO) were reduced because of construction of a new international terminal and these revenues will be eliminated when the existing terminal served by PST's pipeline is demolished in early 2000. In 1996, PST recorded $1.2 million of expenses related to the investigation and remediation (I&M) of potential soil and ground water pollution at SFO and pipeline removal costs previously mentioned. The 1996 I&M expense included an accrual of PST's best estimate of additional SFO I&M expenses yet to be incurred. These estimates of additional expenditures may change in the future.

---------------------------------------------------------------------------------------------------------
OPERATING STATISTICS                             1996         1995        1994         1993        1992
---------------------------------------------------------------------------------------------------------
Gallons of fuel sold (in thousands)             299,581      169,528     111,855      145,281     112,663
Average price per gallon (in cents)                  76           70          70           73          75
Employees at year-end                                33           29          23           24          21

---------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA (in thousands)             1996         1995        1994         1993        1992
---------------------------------------------------------------------------------------------------------
Operating revenues                             $227,747     $122,417    $ 79,642     $106,904    $ 85,450
Operating expenses /(a)/                        229,660      121,278      78,240      105,578      84,198
                                           --------------------------------------------------------------
Income (loss) before interest
 expense and taxes                               (1,913)       1,139       1,402        1,326       1,252

Identifiable assets at year-end                  37,657       20,180      17,943       15,975      14,161
Net assets before debt at year-end /(b)/         18,801       13,604       8,033        9,430       7,612
Capital additions                                   115          265          64           67         203
Depreciation and amortization                       406          299         321          336         366
Income (loss) before interest expense
   and taxes as a percent of revenues              (.8)%          .9%        1.8%         1.2%        1.5%

 (a) Operating expenses for 1996 include $1.2 million for expenses related to pipe removal at SFO and I&M expense related to potential soil and ground water pollution at SFO.
 (b)  Identifiable assets less current liabilities.


================================================================================

================================================================================

--------------------------------------------------------------------------------
ANALYSIS OF FINANCIAL DATA FOR 1994 THROUGH 1996 AND KNOWN TRENDS
--------------------------------------------------------------------------------

Fuel sales and distribution revenues increased 86% during 1996 compared to 1995 primarily due to a 77% increase in the gallons of fuel sold as a result of increased marketing efforts by the Wholesale Division. Similarly, 1995 revenues were 54% greater than in 1994 due to a 52% increase in gallons sold by the Wholesale Division. As discussed in detail above, 1996 results of the Wholesale Division were not satisfactory. Based on the recommendations of an independent consultant, the Board of Directors has approved a plan which management believes will increase profitability by concentrating on higher margin, generally lower volume customers. As a result of implementing the plan, sales, inventories and accounts receivable will be reduced in 1997.

PST's fuel inventories increased from $4.4 million at the end of 1995 to $13.1 million at the end of 1996. These increased inventories subjected PST to
greater variation in profitability due to fuel price fluctuations.   The
volatility of fuel prices in 1996 enhanced the Wholesale Division's results in the second quarter of 1996, when fuel prices increased, but severely depressed the results in the third and particularly fourth quarters of 1996 when fuel prices declined. In addition, year-end adjustments to cost of sales in combination with the fourth quarter losses resulted in operating losses in the Wholesale Division in 1996 versus operating profits in 1995.

As discussed in Note 1 of the Notes to Consolidated Financial Statements, operating expenses for 1996 include $1.2 million of I&M expense related to potential soil and ground water pollution and pipe removal at SFO. Included in the $1.2 million is PST's best estimate of additional expenses yet to be incurred. It is reasonably possible that the estimate of additional expenditures yet to be incurred may change in the future.

Income as a percent of revenues varied between 1994 and 1995 because of changing margins on fuel sales (largely due to competitive pricing) and the percentage of lower volume/higher margin customers.



================================================================================

OIL AND GAS PRODUCTION AND DEVELOPMENT
================================================================================

Oil and gas operations are conducted by Dallas-based Statex Petroleum, Inc. (Statex), a wholly-owned subsidiary of PSG. Statex contributed $8.6 million to 1996's consolidated revenue, or 3% of the total. Statex is an independent oil and gas producing company which focuses on properties with secondary recovery and development drilling potential. Its current portfolio of producing properties is located primarily in North and West Texas and Western Oklahoma. For several years prior to 1996, Statex concentrated on enhancing the value of its core North Texas waterflood properties. By taking advantage of improved polymer technology, recovery efficiencies have been improved. Stringent cost control procedures have been followed to reduce operating costs. In 1995, Statex entered into a line of credit collateralized by its major oil properties. During 1996, Statex utilized this line for infill drilling on its core properties and to acquire three new properties. A fourth new property is under contract to be closed in the first half of 1997. Statex will continue to evaluate properties for feasible acquisitions where there is a probability for expanded drilling and development, as well as secondary recovery potential.

PRODUCTION AND RESERVES - Production volumes, net to Statex, for December 1996 were 997 barrels of oil per day (BOPD) and 1,117 MCF of gas per day (MCFPD) versus 848 BOPD and 1,346 MCFPD at the end of 1995. Oil reserves at year-end increased to 5,050,709 barrels of oil (BO) versus 4,885,525 BO at the end of 1995. Gas reserves were 2,810,711 MCF at year-end 1996 as compared to 2,959,542 MCF for 1995. The increased oil volumes are from the new properties acquired during 1996. Development drilling commenced on these properties during the second half of the year. As reported in prior years, development drilling on Statex's North Texas waterflood properties was deferred pending an increase in crude oil prices. Statex took advantage of the recent high prices and has been successful in replacing oil production lost to normal waterflood decline. Drilling has continued through year-end and further increases in oil production are expected. The decline in gas reserves was due to normal decline and larger gas balancing recoupments in 1995. Statex expects increases in gas reserves and gas volumes at year-end 1997 as the property under contract to be acquired is predominantly gas.

NEW PROPERTIES - Two properties were acquired in 1996 which adjoin Statex's core property, the Eliasville Waterflood Project (Eliasville) located in Stephens County, Texas. The West Eliasville project, which is situated on the southwest side of Eliasville, consists of eight producing wells which produced 51 net BOPD in December. Additional unproven leases were also acquired potentially increasing the size of the project - the area will soon be unitized and then waterflooded. It is expected that at least six additional wells will be drilled on the project. The South Eliasville Project, which adjoins Eliasville to the southeast, was expanded in 1996 by the acquisition of the surface and mineral rights of the key project tract. The acquisition of these two properties will not only result in increased revenues and reserves, but also provide "economy of scale" type benefits in overhead cost, purchasing and crude oil marketing. Statex owns 100% of both properties. The third new property, the Lake Trammel Unit (LTU) located in Nolan County, Texas was acquired just prior to year-end. A 66% working interest was acquired from an independent producer who owns most of the remaining interest and who will continue as operator. The property has been a very successful waterflood for years but has not been developed on its perimeter. New wells

================================================================================

================================================================================

have been drilled around the unit which show parts of the flank areas to be productive. New LTU wells are scheduled for drilling early in 1997. This development plus upgrades in the original water flood area are expected to result in a substantial production increase to the December producing rate of 67 BOPD net to Statex. As mentioned, the fourth project is primarily gas and is scheduled for closing by mid-year 1997. It is also a West Texas project with considerable upside potential from both undeveloped locations and enhanced recovery procedures.

WELLS DRILLED IN 1996 - As a result of increased oil and gas prices, Statex accelerated its drilling effort in the last three months of the year, placing reserves on stream which had previously been reflected as undeveloped. A total of 15 producing wells were drilled during 1996. Two wells and one injection well were in process at year-end.

----------------------------------------------------------------------------------------------------
OPERATING STATISTICS                                 1996       1995       1994       1993     1992
----------------------------------------------------------------------------------------------------
Proved reserves:
 Crude oil (Mbbls)                                   5,051      4,886      5,082      6,856    8,438
 Natural gas (MMcf)                                  2,811      2,960      3,026      3,737    4,849
Undeveloped oil and gas acreage:
 Gross/(b)/                                          6,235      3,388      6,586      5,877    6,303
 Net/(c)/                                            2,494        615        902      1,687    2,070
Producing wells:
 Gross/(b)/                                            214        121        107        114      126
 Net/(c)/                                              147         83         81         87       96
Production:
 Crude oil (Mbbls)                                     338        337        405        446      435
 Natural gas (MMcf)                                    469        552        520        467      559
Wells drilled:/(a)/
 Gross/(b)/                                             15          2          -          8        9
 Net/(c)/                                               12          1          -          7        9
Average price during year:
 Crude oil - per barrel                             $21.90     $17.56     $16.21     $17.64   $20.03
 Natural gas - per thousand cubic feet              $ 2.11     $ 1.59     $ 1.99     $ 2.02   $ 1.68
Year-end price:
 Crude oil - per barrel                             $24.25     $18.00     $16.00     $12.50   $18.00
 Natural gas - per thousand cubic feet              $ 3.27     $ 1.90     $ 1.50     $ 2.15   $ 2.00
Average production costs per equivalent
   barrel                                           $ 9.07     $ 8.74     $ 7.88     $ 9.93   $10.72
Employees at year-end                                    8          8          8          9        9

 Mbbls = thousands of barrels                MMcf = millions of cubic feet

 (a) All the wells drilled in 1996 were development producing wells; there were no dry holes.
 (b) Gross refers to the total amount owned by all participants.
 (c) Net refers to Statex's ownership interest in the gross amount.

================================================================================

================================================================================

----------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA (in thousands)         1996      1995      1994       1993      1992
----------------------------------------------------------------------------------------------
Operating revenues                            $ 8,573   $ 6,848   $ 7,683   $ 8,907    $10,483
Operating expenses/(d)/                         6,346     5,985     6,305    10,283      7,526
                                              ------------------------------------------------
Income (loss) before interest expense
   and taxes                                    2,227       863     1,378    (1,376)     2,957
Identifiable assets at year-end                24,386    19,974    20,536    22,175     26,232
Net assets before debt at year-end/(e)/        22,811    19,306    19,757    20,950     24,814
Capital additions                               4,077     1,121       419     1,360      2,237
Depreciation, depletion and amortization        2,010     1,747     1,990     1,957      2,013

 (d) 1993 operating expenses include a $1.8 million write-off of oil properties and $.7 million of loss on sale of oil and gas properties.
 (e) Identifiable assets less current liabilities.

--------------------------------------------------------------------------------
ANALYSIS OF FINANCIAL DATA FOR 1994 THROUGH 1996 AND KNOWN TRENDS
--------------------------------------------------------------------------------

Oil and gas production revenues for 1996 were 25% higher than in 1995 primarily due to a 25% increase in the average price of crude oil per barrel and a 33% increase in the average price of natural gas per MCF. These price increases were partially offset by a 15% reduction in natural gas production due primarily to normal production decline rates. Revenues in 1995 were 11% lower than in 1994 due primarily to reduced oil volumes resulting from normal production decline rates. As shown by both the average and the year-end crude oil and natural gas prices above, there has been significant volatility in these prices.

================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
================================================================================

In addition to the information set forth below, reference is made to the individual sections on each business segment presented elsewhere in this Annual Report (which are incorporated by reference herein) for a description of each of the Company's principal business segments, an analysis of financial data from 1994 to 1996 relating to, and a discussion of known trends affecting, that segment.

FINANCIAL CONDITION

Refer to the Consolidated Statements of Cash Flows for detailed components of the Company's cash flow activities. At December 31, 1996, the Company's principal sources of liquidity were cash, cash equivalents and U.S. Government securities of $14.1 million, a $4.1 million decrease from December 31, 1995. The major components of this change in liquidity are as follows:

  CASH FLOWS FROM OPERATING ACTIVITIES. The Company's primary source of cash was provided by operating activities which created a positive cash flow of $16 million.

  CASH USED IN FINANCING ACTIVITIES. Financing activities used $25.9 million primarily for debt payments of $19.8 million and a special cash distribution to shareholders of $9.1 million. Statex's bank credit agreement provided $3 million.

  CASH FLOWS FROM INVESTING ACTIVITIES (EXCEPT FOR MARKETABLE SECURITY TRANSACTIONS). Investing activities, exclusive of marketable securities, provided $5 million primarily from the $3.2 million in net proceeds from the disposition of PSG's one-third interest in six Boeing 737-200 aircraft and $5.9 million provided from aircraft finance leases and collection of notes receivable. These sources of cash were partially offset by capital additions of $4.2 million primarily related to the acquisition and development of oil and gas properties which were partially financed by the $3 million borrowed under Statex's bank credit agreement.

At December 31, 1996, PSG had $5.5 million outstanding under its October 1995 bank credit agreement, as amended, consisting entirely of letters of credit (LC's). No borrowings are permitted under the bank credit agreement. The credit agreement provides for long-term LC's, aggregating $3.5 million and for up to $2 million of LC's that may be issued to support the operations of PST. All outstanding LC's require cash collateralization. The credit agreement expires in 1997 as to the PST-related LC's and in 2000 as to the long-term LC's.

Statex has a separate bank credit agreement with a $4 million availability at December 31, 1996, which, on approval, could be increased up to $9.7 million (based on the valuation of oil and gas reserves owned by Statex at November 1, 1996). At December 31, 1996, $3 million was borrowed under this agreement. This source of funding is intended for the acquisition and development of properties which Statex may acquire in the future.

PSG's aircraft lease portfolio represents the major portion of the Company's assets and its largest source of cash flow. The lease portfolio consists of 19 aircraft, the preponderance of which are 16 aircraft leased to US Airways.
PSG's assets include approximately $143.5 million for which realization is substantially dependent upon the future performance of US Airways under aircraft leases with PSG.

================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - CONTINUED
================================================================================

In February 1996, the California Franchise Tax Board issued notices of net deficiencies to PSG for the years 1987 through 1990. These deficiencies and related interest total approximately $13.8 million as of March 31, 1997. PSG is protesting the adjustments proposed in these notices and believes that adequate provision has been made in the Consolidated Financial Statements for any possible assessments of additional taxes and interest. However, any such assessment would negatively impact liquidity.

The Company believes that, absent a failure by US Airways to meet its lease obligations to PSG, its cash, cash equivalents and U.S. Government securities, plus projected cash flow, are adequate to meet the operating and capital needs of the Company in both the short and long-term. The Company's estimated capital additions for 1997, primarily for oil and gas development activities, are between $3.5 million and $6.8 million depending upon Statex's ability to acquire and develop new oil and gas fields with suitable enhanced recovery potential. Statex's separate bank credit agreement will be used to finance their planned capital additions.

USAGE OF TAX BENEFIT CARRYFORWARDS. The Company has substantial net operating loss carryforwards, investment tax credit carryforwards and other tax benefits (the Tax Benefits) for use in offsetting future taxable income. As discussed in
Note 8 of the Notes to Consolidated Financial Statements, as of December 31, 1996, the Company believes it had approximately $60 million of federal net operating loss carryforwards and $12.5 million of federal investment tax credit carryforwards, plus other state and federal tax benefits. Besides the customary financial and legal difficulties ordinarily involved in using these tax benefits, there is a special limitation on the use of these tax benefits that arises when an "ownership change" occurs for federal income tax purposes. Generally speaking, an "ownership change" occurs whenever, within a three-year period, the aggregate ownership of a company's stock by its "5-percent shareholders" (as defined by the applicable federal income tax regulations) increases by more than 50 percentage points. Making the calculation is complex
and uncertain.   The Company believes that as of March 1, 1997, no "ownership change" had occurred with respect to the Company, but that the aggregate percentage point increase in the ownership of the Company's stock by "5-percent shareholders" during the preceding three-year period was in excess of 26%. Certain "5-percent shareholders" ownership interest is not included in the 26% because such shares have been held for more than three years . If such shares (held more than three years by "5-percent shareholders"), which exceed 32% ownership at December 31, 1996, are sold they would be added to the change in ownership percentage for three years from the date of sale and could, dependent on the number of shares sold, result in an "ownership change". The sole purpose of the Reorganization, described in Note 1 of the Notes to the Consolidated Financial Statements, was to help preserve the Tax Benefits by decreasing the risk of an ownership change for federal income tax purposes. The Reorganization was intended to accomplish this purpose by imposing certain Transfer Restrictions (as described in Note 1 of the Notes to the Consolidated Financial Statements) on the transfer of shares of the Company. While the Company believes that the Transfer Restrictions will be enforceable, if the binding nature of the Transfer Restrictions were challenged there is no assurance that a court would hold that the Transfer Restrictions are enforceable. Furthermore, while the Company believes that the remedies provided in the Transfer Restrictions are generally sufficient, it is possible that the relevant tax authorities will take the position the Transfer Restrictions do not provide adequate remedies for tax

================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS - CONTINUED
================================================================================

purposes with respect to every transaction that the Transfer Restrictions purport to prevent. Therefore, even with the Transfer Restrictions in place, it is possible that transactions could occur that would severely limit the Company's ability to utilize the Tax Benefits. In addition, there can be no assurance that legislation will not be adopted that would limit the Company's ability to utilize the Tax Benefits in future periods. However, the Company is not aware of any proposed legislation for changes in the tax laws that could materially impact the ability of the Company to utilize the Tax Benefits.

The issuance of new equity securities or the buy-back of outstanding common stock by the Company could negatively affect the "ownership change" calculation described above. Therefore, the Company will likely be constrained in its ability to effect such equity transactions while there is concern as to the "ownership change" calculation.


RESULTS OF OPERATIONS

REVENUES (EXCEPT FROM SEGMENTS). Interest and other income varied in each year primarily as a result of the annual changes in the amounts of outstanding cash, marketable securities and notes receivable and the interest rates earned. Included in other income in 1994 are net investment gains of $.6 million which resulted from the sale of marketable securities.

COSTS AND EXPENSES. The changes in cost of sales in each year from 1994 to 1996 are primarily a reflection of the increase in fuel sales. The increase in general and administrative expenses (G&A) between 1995 and 1996 is due largely to $600,000 of expenses associated with the Reorganization described in Note 1 of the Notes to the Consolidated Financial Statements and expanded operations of the fuel sales and distribution segment. The decrease in G&A between 1994 and 1995 is due primarily to the 1994 expense accrual related to the cancellation of employment contracts with two former PSG officers. This decrease was partially offset by expanded operations of the fuel sales and distribution segment. The loss on disposition of aircraft in 1995 relates to two 747-100 aircraft that were sold in June 1995. As described in Note 4 of Notes to the Consolidated Financial Statements, in early 1995, PSG settled outstanding securities litigation for $5 million and recorded the expense in 1994. Interest expense varied each year due to changes in the level of outstanding debt and changes in the average interest rate.

PROVISION (CREDIT) FOR TAXES.   Refer to Notes 1 and 8 of Notes to the
Consolidated Financial Statements for an explanation of the elements included in the provision (credit) for taxes including a $5.6 million reduction in the 1996 tax provision.


================================================================================

PS GROUP HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 1996 AND 1995
(IN THOUSANDS EXCEPT PER SHARE AMOUNT)
================================================================================

                                                          1996         1995
                                                       ----------------------
ASSETS
Current assets:
 Cash and cash equivalents                             $   7,350    $   3,999
 U.S. Government securities, partially pledged             6,799       14,270
 Accounts and notes receivable                            26,932       22,381
 Current portion of aircraft leases, pledged              10,075        6,170
 Fuel inventory, including prepaid amounts, at            13,073        4,423
  average cost
 Prepaid expenses and other current assets                 5,842        4,250
                                                       ----------------------
  Total current assets                                    70,071       55,493
Oil and gas properties, at cost, pledged                  38,825       35,142
 Less accumulated depreciation, depletion and            (18,549)     (17,480)
  amortization
                                                       ----------------------
                                                          20,276       17,662
Other property and equipment, at cost                      7,598        7,849
 Less accumulated depreciation                            (5,270)      (5,226)
                                                       ----------------------
                                                           2,328        2,623
Aircraft under operating leases, at cost, pledged        230,978      245,178
 Less accumulated depreciation                          (125,380)    (124,678)
                                                       ----------------------
                                                         105,598      120,500
Investment in aircraft financing leases, pledged          88,669       97,004
Other assets                                              11,747       14,404
                                                       ----------------------
                                                       $ 298,689    $ 307,686
                                                       ======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                      $  10,231    $   6,289
 Accrued interest                                          2,968        3,540
 Accrued excise and sales tax                              7,866        1,715
 Other accrued liabilities                                 3,148        2,500
 Current portion of long-term obligations                 23,890       19,244
                                                       ----------------------
  Total current liabilities                               48,103       33,288

Long-term obligations                                     81,895      103,365
Deferred income taxes                                     37,572       40,535
Other liabilities                                          7,528        7,416
Commitments and contingencies
Stockholders' equity:
 Preferred stock, 1,000 shares authorized, none
  issued
 Common stock, par value $1 per share, 10,500 shares
  authorized, 6,068 shares issued and outstanding          6,068        6,068
 Additional paid-in capital                               98,420       98,420
 Retained earnings                                        19,103       18,594
                                                       ----------------------
  Total stockholders' equity                             123,591      123,082
                                                       ----------------------
                                                       $ 298,689    $ 307,686
                                                       ======================

================================================================================
SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

PS GROUP HOLDINGS, INC.
CONSOLIDATED INCOME STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
================================================================================

                                                            1996         1995         1994
                                                          ----------------------------------
Continuing operations:
 Revenues:
  Fuel sales and distribution                             $227,747    $122,417    $ 79,642
  Oil and gas production and development                     8,573       6,848       7,683
  Aircraft leasing                                          34,073      35,032      35,637
  Gain on aircraft sale                                      1,846
  Interest and other income                                  2,507       2,707       2,486
                                                          --------------------------------
                                                           274,746     167,004     125,448
                                                          --------------------------------
 Costs and expenses:
  Cost of sales                                            231,250     123,633      80,715
  Depreciation, depletion and amortization                  16,364      16,088      16,500
  General and administrative expenses                        6,366       4,830       6,594
  Loss on aircraft disposition and write-downs                           1,701       7,190
  Settlement of securities litigation                                                5,000
  Interest expense                                          13,821      15,509      16,630
                                                          --------------------------------
                                                           267,801     161,761     132,629
                                                          --------------------------------
 Income (loss) from continuing operations before
  taxes                                                      6,945       5,243      (7,181)
 Provision (credit) for taxes                               (2,665)      2,211      (2,599)
                                                          --------------------------------
  Income (loss) from continuing operations                   9,610       3,032      (4,582)
Discontinued operations, net of tax:
 Loss from operations                                                               (3,503)
 Net gain on dispositions                                                           15,321
                                                                                  --------
                                                                                    11,818
                                                          --------------------------------
  Net income                                              $  9,610    $  3,032    $  7,236
                                                          ================================

Income (loss) per share:
 Continuing operations                                    $   1.58    $    .50    $   (.76)
 Loss from operations of discontinued operations                                      (.58)
 Net gain on dispositions of discontinued operations                                  2.53
                                                          --------------------------------
  Net income per share                                    $   1.58    $    .50    $   1.19
                                                          ================================
Shares used in determination of net income
  per share                                                  6,068       6,068       6,067
                                                          ================================

================================================================================
SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

PS GROUP HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
(IN THOUSANDS)
===============================================================================

                                                                      1996       1995        1994
                                                                 --------------------------------
Cash flows from operating activities:
 Income (loss) from continuing operations                        $   9,610   $  3,032    $ (4,582)
 Non-cash items:
  Depreciation, depletion and amortization                          16,364     16,088      16,500
  (Gains) losses on aircraft sales and write-downs                  (1,846)     1,701       7,190
  Settlement of securities litigation                                                       5,000
  Marketable securities transactions                                   (44)      (426)       (828)
  Deferred taxes and other                                          (2,826)     2,968      (8,159)
 Changes in non-cash working capital affecting
  cash from operating activities:
  Accounts receivable                                               (5,429)    (4,059)        141
  Fuel inventory, including prepaid amounts                         (8,650)    (1,060)     (2,036)
  Prepaid and other current assets                                  (2,207)       874       2,382
  Accounts payable                                                   3,942       (107)        136
  Accrued interest                                                    (572)      (393)       (217)
  Accrued sales and excise tax                                       6,151     (2,243)      2,893
  Accrued legal settlement                                                     (5,000)
  Other current liabilities                                          1,470     (3,450)     (2,754)
                                                                 --------------------------------
  Net cash provided from operating activities                       15,963      7,925      15,666
                                                                 --------------------------------
Cash flows from financing activities:
 Debt related:
  Additions to long-term obligations                                 3,000                 13,500
  Reductions in long-term obligations                              (19,825)   (14,617)    (36,905)
 Equity related:
  Special cash distributions to stockholders                        (9,101)    (9,101)
                                                                 --------------------------------
  Net cash used in financing activities                            (25,926)   (23,718)    (23,405)
                                                                 --------------------------------
Cash flows from investing activities:
 Purchase of available-for-sale securities                                    (15,962)
 Disposition of available-for-sale securities                        7,225      2,883       3,740
 Maturity of held-to-maturity securities                             1,090      1,248       1,176
 Capital additions                                                  (4,225)    (1,386)       (485)
 Proceeds from disposition of property and equipment                 3,154      2,215
 Collateralization of letters of credit, net                           156      2,065      (7,691)
 Changes in finance leases, notes receivable and other               5,914      5,949       4,921
                                                                 --------------------------------
  Net cash provided from (used in) investing activities             13,314     (2,988)      1,661
                                                                 --------------------------------
Discontinued operations:
 Loss from operations                                                                      (3,503)
 Net gain on dispositions                                                                  15,321
 Deferred taxes                                                                            10,213
 Decrease in net assets                                                                     1,694
                                                                                         --------
  Net cash provided from discontinued operations                                           23,725
                                                                 --------------------------------
Net increase (decrease) in cash and cash equivalents                 3,351    (18,781)     17,647
Cash and cash equivalents at beginning of year                       3,999     22,780       5,133
                                                                 --------------------------------
Cash and cash equivalents at end of year                         $   7,350   $  3,999    $ 22,780
                                                                 ================================

================================================================================
SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

PS GROUP HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
===============================================================================

                                                      Common Stock    Additional
                                                    ----------------   Paid-In     Retained
                                                    Shares    Amount   Capital     Earnings
                                                    ---------------------------------------
Balance at December 31, 1993                         6,065    $6,065   $ 98,407    $ 17,427
 Net income                                                                           7,236
 Common stock issued                                     3         3         13
                                                    ---------------------------------------
Balance at December 31, 1994                         6,068     6,068     98,420      24,663
 Net income                                                                           3,032
 Special cash distribution ($1.50 per share)                                         (9,101)
                                                    ---------------------------------------
Balance at December 31, 1995                         6,068     6,068     98,420      18,594
 Net income                                                                           9,610
 Special cash distribution ($1.50 per share)                                         (9,101)
                                                    ---------------------------------------
Balance at December 31, 1996                         6,068    $6,068   $ 98,420    $ 19,103
                                                    =======================================

================================================================================
SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REORGANIZATION AND RESTRICTIONS ON THE TRANSFER OF COMMON SHARES - On June 5, 1996, PS Group Holdings, Inc. (the Company) and PS Group, Inc. (PSG) completed a holding company reorganization (the Reorganization) that was approved at the 1996 Annual Meeting of Stockholders of PSG on that date. As a result of the Reorganization, each share of PSG was converted, on a tax-free basis, into one share of the Company. The Reorganization did not result in any change in the consolidated financial condition, business or assets of PSG. The Reorganization was accounted for on an historical cost basis and thus the financial statements for periods prior to the Reorganization have not been restated and represent the consolidated financial statements of PSG. The sole purpose of the Reorganization was to help preserve PSG's substantial net operating loss and investment tax credit carryforwards and other tax benefits by decreasing the risk of an "ownership change" for federal income tax purposes. The Reorganization was intended to accomplish this purpose by imposing certain restrictions on the transfer of common shares of the Company. In general, and subject to an exemption for certain dispositions of shares by persons who were "pre-existing 5% shareholders" on June 5, 1996 (as defined in Article XI of the Company's Restated Certificate of Incorporation), the transfer restrictions prohibit, without prior approval of the Board of Directors, the direct or indirect disposition or acquisition of any stock of the Company by or to any holder who owns, or would, as a result thereof, own (either directly or through the tax attribution rules) 5% or more of the stock upon such acquisition.

CONSOLIDATION - The consolidated financial statements include the accounts of PS Group Holdings, Inc. and its subsidiaries. As used in the following footnotes, "the Company" refers to PS Group Holdings, Inc. and its subsidiaries.

RECLASSIFICATION - Certain reclassifications have been made to the 1994 and 1995 financial statements to make them comparable to the presentation of the 1996 financial statements.

MANAGEMENT'S ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the consolidated financial statements. Actual results could differ from those estimates.

CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

DEPRECIATION AND AMORTIZATION - Depreciation to estimated residual values is computed on the straight-line basis over the estimated useful lives of the related assets, which are generally 15 to 18 years for leased aircraft and from 3 to 30 years for other property and equipment.

ACCOUNTING FOR OIL AND GAS PRODUCING ACTIVITIES - The Company follows the successful efforts method of accounting for oil and gas exploration and development costs, as described below:

================================================================================

================================================================================

  LEASE ACQUISITIONS - The Company defers the costs of acquiring unproven oil and gas leases until they are either assigned or sold to other parties or retained by the Company for possible future development. An allowance for the abandonment of unproven leases is provided using the straight-line method over the life of the leases.

  EXPLORATION AND DEVELOPMENT COSTS - The costs of drilling and equipping all development wells are capitalized. The costs of drilling exploratory wells are initially deferred. If proved reserves are discovered, the costs of the wells are capitalized. If proved reserves are not discovered, the costs of drilling the wells, net of any salvage value, are charged to expense.

  DEPRECIATION, DEPLETION AND AMORTIZATION - Depletion of producing leases is computed for individual properties using the unit-of-production method based on estimated proved reserves. Depreciation of wells and related equipment is computed using the unit-of-production method, based on proved developed reserves.

MARKETABLE SECURITIES - The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," on January 1, 1994. In accordance with Statement 115, prior years' financial statements were not restated to reflect the change in accounting method. There was no material cumulative effect of adopting Statement 115.

At December 31, 1996, PSG held $2.9 million of U.S. Treasury bills maturing on January 9, 1997 ($2 million of which were carried as non-current pursuant to a collateral agreement). At December 31, 1995, PSG had $3.8 million of U.S. Treasury bills maturing on January 11, 1996 ($2.8 million of which were carried as non-current pursuant to a collateral agreement) and approximately $3.5 million in a repurchase agreement transaction with a major investment bank classified as cash equivalents. Management has classified these investments as held-to-maturity securities at December 31, 1996 and 1995. The fair market value of these investments approximates cost.

PSG held approximately $5.9 million of U.S. Government securities at December 31, 1996 that were classified as available-for-sale. These securities were carried at market, which is not materially different than cost. The securities mature $1 million in 1997 and $4.9 million in 1998.

NET INCOME PER SHARE - Net income per share is based on the weighted average number of common shares outstanding during the period.

POLICIES CONCERNING ASSET IMPAIRMENT - In March 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement 121 in the first quarter of 1996 and there was no financial statement impact.

================================================================================

================================================================================

PSG's assets include approximately $143.5 million for which realization is substantially dependent upon the future performance of US Airways, Inc. (US Airways) under aircraft leases with PSG. All payments due from US Airways are current through March 1997. However, US Airways' long-term financial future may be uncertain. Should US Airways default on their leases with PSG, or file bankruptcy and reject certain of such leases, there could be a material decrease in the market value of the types of aircraft leased to US Airways due to increased availability of these aircraft for lease or sale. In such case, PSG could suffer significant losses on the ultimate disposal of the related aircraft or upon the ultimate repossession of the aircraft by the lenders.

INVESTMENT TAX CREDITS - Investment tax credits are accounted for using the flow-through method.

ENVIRONMENTAL EXPENDITURES - Environmental expenditures are expensed or capitalized based upon their economic benefit. Costs which improve a property, as compared with the condition of the property when constructed or acquired, and costs which prevent future environmental contamination are capitalized. To date the Company has not capitalized any environmental expenditures. Costs related to environmental damage resulting from operating activities subsequent to acquisition are expensed. Liabilities for these expenditures are not discounted to their present value and are recorded when it is probable that obligations have been incurred and the amounts can reasonably be estimated. See Note 5 for information on an environmental remediation liability.

2.  DISCONTINUED OPERATIONS

In 1994, the assets of the travel management segment and the major asset of the metallic waste recycling segment were sold, and they are shown as discontinued operations. Proceeds from the sales were $40 million and $1.5 million, respectively. Operating revenues during 1994 were $17.9 million for travel
management and $.2 million for the metallic waste recycling segment.   Net
interest expense charged to the discontinued operations by PSG was $.7 million in 1994. Components of discontinued operations for 1994, including related taxes are as follows (in thousands):

                  Loss from operations:
                    Travel management               $(4,022)
                    Metallic waste recycling         (1,361)
                                                    -------
                                                     (5,383)
                    Credit for taxes                 (1,880)
                                                    -------
                                                    $(3,503)
                                                    =======
                  Gain (loss) on dispositions:
                    Travel management               $28,571
                    Metallic waste recycling         (1,329)
                                                    -------
                                                     27,242
                    Provision for taxes              11,921
                                                    -------
                                                    $15,321
                                                    =======

================================================================================

================================================================================

3.  LONG-TERM OBLIGATIONS

At December 31, 1996, PSG had $5.5 million outstanding under its October 1995 bank credit agreement, as amended, consisting entirely of letters of credit (LC's). No borrowings are permitted under the bank credit agreement. The credit agreement provides for long-term LC's aggregating $3.5 million and for up to $2 million of LC's that may be issued to support the operations of PS Trading, Inc. (PST). All outstanding LC's require cash collateralization. The credit agreement expires in 1997 as to the PST-related LC's and in 2000 as to
the long-term LC's.   Under the terms of the bank credit agreement PSG is
required to maintain at least $3 million in cash and cash equivalents.

Statex Petroleum, Inc. (Statex) has a separate bank credit agreement with $4 million of availability at December 31, 1996, which could be increased up to $9.7 million (based on the valuation of oil and gas reserves owned by Statex at November 1, 1996) with bank approval. At December 31, 1996, $3 million was borrowed under this agreement. This source of funding is intended for the acquisition and development of properties which Statex may acquire in the future.

Long-term obligations at December 31, excluding current maturities, consist of the following (in thousands):

                                                                      1996       1995
                                                                     ------------------
    Loans secured by ten BAe 146 aircraft; bearing interest at
      6.6% to 12%; due 2000                                          $23,738   $ 30,690
    Loans secured by five MD-80 aircraft; bearing interest at
      8.1% to 10.7%; due 1998 and 1999                                15,041     26,672
    Loans secured by two MD-80 aircraft; bearing interest at
      7.3% and 11.9%; due 2004 and 2006                               19,720     21,925
    Note payable secured by one Boeing 737 aircraft; bearing
     interest at 11.2%; due 2006                                      11,641     13,840
    Note payable secured by one Boeing 737 aircraft; bearing
          interest at 11.6%; due 2002                                  8,755     10,238
    Bank credit agreement secured by producing oil and gas
          property; bearing interest at prime plus 1%; due 1998        3,000
                                                                     ------------------
                                                                     $81,895   $103,365
                                                                     ==================

Interest payments of $14,393,000, $15,285,000 and $16,815,000 were made in 1996,
1995 and 1994, respectively.

Principal payments on existing long-term obligations in each of the four years after 1997 are as follows: $24,291,000 in 1998; $17,285,000 in 1999; $13,330,000
in 2000; and $4,965,000 in 2001.  Payments subsequent to 2001 total $22,024,000.

================================================================================

================================================================================

4.  SECURITIES LITIGATION

In October 1995, the United States District Court approved the settlement reached in March 1995 of all pending class action litigation against PSG and certain of its directors and officers. While the $5 million settlement liability was recorded as of December 31, 1994, the actual cash payment to an escrow account was made by PSG in July 1995.

5.  ENVIRONMENTAL REMEDIATION LIABILITY

Under an order from the California Regional Water Control Board, PSG, and many other potentially responsible parties (PRPs), participated during 1996 in a process of investigation and remediation (I&M) related to potential soil and ground water pollution at the San Francisco International Airport (SFO). PSG has various fuel storage and fuel distribution facilities which were acquired and subsequently improved at various times since 1982. As a result of the I&M process, PSG recorded in 1996 total expenses of $1.2 million composed of actual expenditures and PSG's best estimate of additional expenses yet to be incurred. The accrual for the future I&M expenditures is expected to be paid out over the next two years. The 1996 I&M expense total includes expenditures related to the removal of various SFO fuel distribution pipelines as a result of construction of a new terminal at SFO. It is reasonably possible that the estimate of additional expenditures yet to be incurred may change in the future. When PSG purchased the original SFO facilities, the former owners indemnified PSG for environmental impacts occurring before the acquisition by PSG. PSG may have to initiate litigation against these previous owners as PRPs to recover some of the SFO I&M expenses. PSG has not recorded an estimate of potential recovery from these previous owners.

As indicated in Note 1, the Company accrues for environmental costs and expenses. The Company is subject to numerous local, state and federal environmental laws, rules and regulations, which expose the Company to the possibility of judicial or administrative actions for remediation and/or penalties. As a result of other future remediation projects or changes in regulatory requirements, the Company could incur additional future liabilities.

6. COMMON STOCK OPTIONS

Changes in stock options outstanding during 1996 and 1995 were as follows:

                                    Options            Option
                                  Outstanding          Prices
                                  -----------     -----------------
Balance at December 31, 1994           14,600     $6.83   -   29.75
  Canceled                             (4,800)          19.76
                                  -----------
Balance at December 31, 1995            9,800      6.83   -   29.75
  Canceled                             (1,800)     6.83   -   25.08
                                  -----------
Balance at December 31, 1996            8,000           29.75
                                  ===========

================================================================================

================================================================================

At December 31, 1996 and 1995, all outstanding options are exercisable. The stock option plan expired in September 1994 and no more options may be granted although existing options can be exercised.

7. AIRCRAFT LEASES AND AIRCRAFT SOLD

At December 31, 1996, PSG leased jet aircraft to three commercial airlines under agreements accounted for as operating or financing leases. The future minimum lease payments scheduled to be received on aircraft currently under lease are (in thousands):

                                                    Operating     Financing
                                                       Leases        Leases
                                                    -----------------------
               1997                                   $23,245      $ 14,801
               1998                                    21,269        12,653
               1999                                    15,463        12,655
               2000                                    15,463         9,553
               2001                                     2,424         9,552
               Later years                             11,716        43,755
                                                     ----------------------
                  Total                               $89,580      $102,969
                                                     ======================

Information on financing leases (in thousands):

                                                         1996          1995
                                                     ----------------------
   Total investment                                   $98,744       $103,174
   Unguaranteed residual values (included in
   total investment)                                   28,240         28,240
   Unearned income                                     32,464         41,808

Aircraft under operating leases are depreciated to estimated residual values which aggregate $41.3 million, or 18% of original cost.

During the fourth quarter of 1994, PSG wrote-down its investment in two 747-100 aircraft (which were converted to freighters) by $7.2 million. These two aircraft were sold in 1995 and an additional $1.7 million pretax loss was recorded.

On December 31, 1996, PSG sold its one-third interest in six Boeing 737-200 aircraft at the end of the lease term to the lessee and recorded a pretax gain of $1.8 million on gross proceeds of $3.1 million.


================================================================================

================================================================================

8.  PROVISION (CREDIT) FOR TAXES

The provision (credit) for taxes from continuing operations was comprised of (in thousands):

                                            1996      1995      1994
                                          ---------------------------

          Current:
             Federal taxes                $   396
             State taxes                       23    $   62   $    69
          Deferred taxes                    2,480     2,149    (2,668)
          Reduction of tax liability       (5,564)
                                          ---------------------------
                                          $(2,665)   $2,211   $(2,599)
                                          ===========================

The provision for income taxes in 1996 was reduced by $5.6 million due to the reduction of income tax liabilities recorded in prior years, but no longer required due to the completion of Internal Revenue Service audits and the current evaluation of the pending California Franchise Tax Board (CFTB) assessment described below.

Income taxes and related interest of $361,000, $1,509,000 and $4,288,000 were paid in 1996, 1995 and 1994, respectively. In addition, refunds of prior years' income taxes of $132,000, $123,000 and $559,000 were received in 1996, 1995 and
1994, respectively.

A reconciliation between the amount computed by multiplying income (loss) from continuing operations before taxes by the statutory federal rate, and the amount of reported taxes is as follows:

                                                      Percent of Pretax
                                                         Income (Loss)

                                                      1996    1995   1994
                                                      -------------------
Statutory federal rate                                  35%     35%   (35)%
Increase (reductions) in taxes resulting from:
  Reduction of tax liability                           (80)
  State taxes net of federal income tax benefit          6       6
  Other                                                  1       1     (1)
                                                      -------------------
                                                       (38)%    42%   (36)%
                                                      ===================


================================================================================

================================================================================

Significant components of deferred tax liabilities and assets for Federal and State income taxes as of December 31, 1996 and 1995 are as follows (in thousands):

                                                        1996        1995
                                                    --------------------
Deferred tax liabilities:
  Depreciation                                      $ 80,279    $ 94,036
  Other                                                8,709       5,733
                                                    --------------------
     Total deferred tax liabilities                   88,988      99,769

Deferred tax (assets):
  Financing leases                                    (8,925)     (7,060)
  Net effect of tax benefit transfer agreement           219        (424)
  Write-downs of subsidiaries                         (9,943)     (9,943)
  Net operating loss carryforward                    (22,568)    (28,200)
  Capital loss carryforward                           (2,762)     (2,762)
  Investment tax credit carryforward                 (12,524)    (12,524)
  AMT credit carryforward                             (3,460)     (3,460)
  Other                                               (4,239)     (7,647)
                                                    --------------------
     Total deferred tax (assets)                     (64,202)    (72,020)
  Valuation allowance                                 12,786      12,786
                                                    --------------------
     Net deferred tax (assets)                       (51,416)    (59,234)
                                                    --------------------
     Net deferred tax liability                     $ 37,572    $ 40,535
                                                    ====================

Certain reclassifications were made in the 1995 presentation of deferred tax assets to be consistent with the way the actual 1995 income tax returns were filed.

The valuation allowance against deferred tax assets relates primarily to capital losses for which future realization is uncertain. To the extent the Company is unable to fully utilize in the future some or all of the deferred tax assets shown in the table above, the Company would record a corresponding amount as additional income tax expense with an equal reduction in operating results and stockholders' equity.

There is a federal tax net operating loss carryforward (NOL) of approximately $60.8 million at December 31, 1996, which expires beginning in 2005. A Separate Return Limitation Year (SRLY) net operating loss carryforward in the amount of $5.1 million (related to the discontinued metallic waste recycling segment) expires in 2005. A California net operating loss carryforward of approximately $21.3 million starts expiring in 1997. The unused investment tax credit (ITC) for tax return purposes at December 31, 1996 is $12.5 million, which expires from 2000 to 2002.

The Company is subject to certain tax regulations which could severely limit the carryforward of NOLs and ITCs. Pursuant to Internal Revenue Code Sections 382 and 383, if, within a three year period, certain defined changes in ownership exceed 50% of the Company's outstanding shares, the future annual use of the NOLs and tax credits may be significantly limited. Refer to Note 1 for a discussion of restrictions on the transfer of common

================================================================================

================================================================================

stock of the Company which were imposed through the June 5, 1996 Reorganization and designed to decrease the risk of an ownership change for federal income tax purposes.

In February 1996, the CFTB issued notices of net deficiencies to PSG for the years 1987 through 1990. The net deficiencies total $5.9 million plus estimated interest of $7.9 million through March 31, 1997. PSG is protesting the adjustments proposed in these notices and believes that adequate provision has been made in the Consolidated Financial Statements for possible assessments of additional taxes and interest.

9.  BUSINESS SEGMENTS

The Company (through its subsidiaries) operates in three principal business segments -aircraft leasing, fuel sales and distribution, and oil and gas production and development. Revenues from US Airways equaled 10%, 17% and 23% of total revenues in the years 1996, 1995 and 1994, respectively. Operating revenues; income (loss) from continuing operations before interest expense and taxes; depreciation, depletion and amortization; identifiable assets at year-end; and capital additions for each of the Company's principal business segments for each of the three years ended December 31, 1996 are included under "Selected Financial Data" in each business segment's section of this Annual Report and are an integral part of these Consolidated Financial Statements. A reconciliation of this Selected Financial Data for the principal business segments follows (in thousands):

                                                    1996        1995        1994
                                                --------------------------------
    REVENUES FROM CONTINUING OPERATIONS:
      Principal business segments               $272,239    $164,297    $122,962
      Corporate and other                          2,507       2,707       2,486
                                                --------------------------------
         Total                                  $274,746    $167,004    $125,448
                                                ================================
    INCOME (LOSS) FROM CONTINUING OPERATIONS
      BEFORE INTEREST EXPENSE AND TAXES:
      Principal business segments               $ 22,254    $ 21,264    $ 17,074
      Corporate and other                         (1,488)       (512)     (7,625)
                                                --------------------------------
         Total                                  $ 20,766    $ 20,752    $  9,449
                                                ================================
    DEPRECIATION, DEPLETION AND AMORTIZATION:
      Principal business segments               $ 16,318    $ 16,024    $ 16,398
      Corporate and other                             46          64         102
                                                --------------------------------
         Total                                  $ 16,364    $ 16,088    $ 16,500
                                                ================================
    IDENTIFIABLE ASSETS AT YEAR-END:
      Principal business segments               $273,425    $275,416    $317,987
      Corporate and other                         25,264      32,270      43,271
                                                --------------------------------
         Total                                  $298,689    $307,686    $361,258
                                                ================================
    CAPITAL ADDITIONS:
      Principal business segments               $  4,192    $  1,386    $    483
      Corporate and other                             33                       2
                                                --------------------------------
         Total                                  $  4,225    $  1,386    $    485
                                                ================================

================================================================================

================================================================================

10.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the Consolidated Statement of Financial Position, when it is practicable to estimate such value. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flow. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Statement 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The methods and assumptions discussed below were used by the Company in estimating fair value disclosures for its financial instruments.

  CASH AND CASH EQUIVALENTS - The carrying amounts approximate fair value because of the short maturity of these items.

  U.S. GOVERNMENT SECURITIES - The fair value for U.S. Government securities is based on quoted market prices.

  NOTES RECEIVABLE - The fair value for notes receivable is estimated using discounted cash flow analyses, using interest rates which might be offered if the notes were renegotiated currently.

  CASH COLLATERAL ACCOUNT - The cash collateral account is invested in a fund which holds U.S. Government securities. The market value of the fund is equal to the cost.

  DEBT INSTRUMENTS - The fair value of debt is estimated using discounted cash flow analyses, based on management's best estimate of current market rates for similar types of borrowing arrangements.

The estimated fair value of financial instruments at December 31, 1996 and 1995 is as follows (in thousands):

                                                              1996                      1995
                                                      ----------------------------------------------
                                                      Carrying       Fair      Carrying      Fair
                                                        Value       Value        Value       Value
                                                      ----------------------------------------------
Financial assets:
   Cash and cash equivalents                           $  7,350    $  7,350     $  3,999    $  3,999
   U.S. Government securities                             8,798       8,801       17,070      17,075
   Notes receivable                                       2,565       2,582        4,250       4,284
   Cash collateral account                                5,471       5,471        5,627       5,627
                                                      ----------------------------------------------
                                                       $ 24,184    $ 24,204     $ 30,946    $ 30,985
                                                      ==============================================
Financial liabilities:
   Debt instruments                                    $105,785    $109,110     $122,609    $122,378
                                                      ==============================================

================================================================================

================================================================================

11.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
     (In thousands except per share data)

1996 QUARTERS                                          First       Second       Third       Fourth
--------------------------------------------------------------------------------------------------------------
Revenues                                               $ 50,117    $ 71,616     $ 77,638   $75,375
Gross profit                                              6,405       7,839        6,327     6,561
Net income                                                  871       1,567        1,048     6,124
Net income per share                                        .14         .26          .17      1.01

1995 QUARTERS                                          First       Second       Third       Fourth
--------------------------------------------------------------------------------------------------------------
Revenues                                               $ 37,087    $ 41,724     $ 42,951   $45,242
Gross profit                                              6,705       5,058        7,016     6,803
Net income (loss)                                           909         (25)       1,241       907
Net income per share                                        .15           -          .20       .15

Gross profit is income from continuing operations before interest expense, general and administrative expenses, and taxes.

The provision for income taxes in the fourth quarter of 1996 was reduced by $5.6 million due to the reduction of income tax liabilities recorded in prior years, but no longer required (see Note 8). Also In the fourth quarter of 1996, PSG sold its one-third interest in six 737-200 aircraft for a pretax gain of $1.8 million.

12.  OIL AND GAS OPERATIONS (UNAUDITED)

CHANGES IN ESTIMATED NET PROVED DEVELOPED AND UNDEVELOPED RESERVES BASED ON INTERNAL RESERVE REPORTS (in thousands):

                                                          Oil        Gas
                                                        (Bbls)*    (Mcf)*
                                                        -----------------
December 31, 1993                                         6,856     3,737
  Revisions of previous estimates                        (1,369)     (191)
  Production                                               (405)     (520)
                                                        -----------------
December 31, 1994                                         5,082     3,026
  Revisions of previous estimates                          (106)      486
      Extensions, discoveries, and other additions           98
      Purchases of reserves in place                        149
  Production                                               (337)     (552)
                                                        -----------------
December 31, 1995                                         4,886     2,960
      Revisions of previous estimates                      (555)      237
      Extensions, discoveries and other additions           371
  Purchases of reserves in place                            688        83
      Sales of reserves in place                             (1)
  Production                                               (338)     (469)
                                                        -----------------
December 31, 1996                                         5,051     2,811
                                                        =================

================================================================================

                                                          Oil        Gas
                                                        (Bbls)     (Mcf)
                                                        -----------------
Net proved developed reserves at December 31, 1994        3,638     3,026
                                                        =================
Net proved developed reserves at December 31, 1995        3,237     2,960
                                                        =================
Net proved developed reserves at December 31, 1996        3,407     2,811
                                                        =================

     *  Bbls = barrels; Mcf = one thousand cubic feet

CAPITALIZED COSTS AND COSTS INCURRED (in thousands) - The aggregate costs at December 31, 1996, 1995 and 1994 relating to oil and gas producing activities (all of which are in the continental United States) are presented below for capitalized costs and costs incurred.

                                                          1996        1995        1994
                                                      --------------------------------
Capitalized costs:
  Proved properties                                   $ 38,810    $ 35,118    $ 34,806
  Unproved properties net of allowance for
   abandonments                                             15          24           3
                                                      --------------------------------
     Total                                              38,825      35,142      34,809
  Accumulated depreciation, depletion and
   amortization                                        (18,589)    (17,665)    (16,457)
                                                      --------------------------------
     Net capitalized costs                            $ 20,236    $ 17,477    $ 18,352
                                                      ================================
Costs incurred:

  Property acquisition costs                          $  1,805    $    325
  Exploration costs, including unsuccessful wells            6          49
  Development costs                                      2,141         653    $    336
                                                      ---------------------------------
     Total expenditures                               $  3,952    $  1,027    $    336
                                                      =================================

RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES (in thousands) - The results of operations for oil and gas producing activities (excluding general and administrative expenses and interest costs) for the years ended December 31, 1996, 1995 and 1994 were as follows:

                                                         1996       1995       1994
                                                      -----------------------------
Oil and gas revenues                                  $ 8,573    $ 6,848    $ 7,683
Production costs                                       (4,050)    (3,923)    (4,096)
Exploration costs                                          (6)       (49)
Depreciation, depletion and amortization               (2,010)    (1,747)    (1,990)
                                                      -----------------------------
Income before income tax expense                        2,507      1,129      1,597
Income tax expense                                     (1,027)      (463)      (666)
                                                      -----------------------------
Income from operations for producing activities       $ 1,480    $   666    $   931
                                                      =============================

================================================================================

================================================================================

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS (in thousands) - Pursuant to Statement of Financial Accounting Standards No. 69, all publicly traded enterprises having significant oil and gas producing activities are required to present a standardized measure of the discounted future net cash flows relating to proved oil and gas reserve quantities, as well as the changes in significant components of the standardized measure from prior periods. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production and timing of development expenditures. The future cash inflows determined from such reserve data represent estimates only. Moreover, the present values should not be construed as the current market values of the Company's oil and gas reserves or the costs that would be incurred to obtain equivalent reserves. A market value determination would include many additional factors including (i) anticipated future increases or decreases in oil and gas prices and production and development costs; (ii) an allowance for return on investment; (iii) regulatory actions; (iv) the value of additional reserves, not considered proved at the present time, which may be recovered as a result of further exploration and development activities; and (v) other business risks.

The tables below present the required information relating to proved oil and gas reserves as of December 31, 1996, 1995 and 1994. The future cash inflows are calculated using the market price of oil and gas at the end of the year presented.

                                                           1996        1995        1994
                                                       --------------------------------
Future cash inflows                                    $139,650    $ 97,879    $ 90,908
Future production costs                                 (59,125)    (45,508)    (45,710)
Future development and abandonment costs                 (7,667)     (6,874)     (6,264)
                                                       --------------------------------
Future net cash inflows before income taxes /(a)/        72,858      45,497      38,934
Future income tax expenses                              (18,146)    (10,064)     (7,882)
                                                       --------------------------------
Future net cash inflows                                  54,712      35,433      31,052
Discount factor at 10%                                  (24,139)    (17,584)    (14,806)
                                                       --------------------------------
Standardized measure of discounted future
   net cash inflows                                    $ 30,573    $ 17,849    $ 16,246
                                                       ================================

  (a) The present value of future net cash inflows before income taxes discounted at 10% was $38,276, $21,342 and $18,970 as of December 31, 1996, 1995 and 1994, respectively.

                                                           1996        1995        1994
                                                       --------------------------------
Year-end market price used for
future cash inflows:
   Crude oil - per barrel                              $24.25      $18.00      $16.00
   Natural gas - per thousand cubic feet                 3.27        1.90        1.50

================================================================================

================================================================================

The following are the principal sources of change in the standardized measure of discounted future net cash inflows for the years ended December 31, 1996, 1995 and 1994:

                                                            1996       1995       1994
                                                          -----------------------------
Standardized measure at beginning of the year             $17,849    $16,246    $12,481
  Revenues less production costs for the year              (4,404)    (2,885)    (3,554)
  Net change in sales prices net of production costs       11,819      3,989      7,454
  Extensions and discoveries                                2,147        216
  Changes in estimated future development costs              (304)      (239)       732
  Costs incurred that reduced future development costs      1,976        132
  Revisions of previous quantity estimates                 (3,572)      (121)    (4,888)
  Accretion of discount                                     2,134      1,897      1,526
  Net change in income tax expense                         (4,210)      (769)        49
  Purchase of reserves in place                             5,115        615
  Sale of reserves in place                                    (3)
  Changes in production rates (timing) and other            2,026     (1,232)     2,446
                                                          -----------------------------
Standardized measure at end of year                       $30,573    $17,849    $16,246
                                                          =============================


================================================================================

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
================================================================================


THE BOARD OF DIRECTORS AND STOCKHOLDERS
PS GROUP HOLDINGS, INC.

We have audited the accompanying consolidated statements of financial position of PS Group Holdings, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PS Group Holdings, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP

San Diego, California
March 7, 1997


================================================================================

PS GROUP HOLDINGS, INC.
DIRECTORS AND OFFICERS
================================================================================

DIRECTORS                         OFFICERS                              OFFICERS AND MANAGEMENT
PS GROUP HOLDINGS, INC.           PS GROUP HOLDINGS, INC.               PS TRADING, INC.
                                  AND PS GROUP, INC.
Charles E. Rickershauser, Jr.     Charles E. Rickershauser, Jr.         Douglas A. Jones
Chairman of the Board &           Chairman of the Board &               President
Chief Executive Officer           Chief Executive Officer
                                                                        Michael E. Kooken
J.P. Guerin*                      Lawrence A. Guske                     Vice President
Vice Chairman of the Board,       Vice President - Finance &
Private Investor                  Chief Financial Officer               L. Travis Sanders
                                                                        General Manager - Aviation
William H. Borthwick              Johanna Unger                          Marketing
Attorney-at-Law                   Vice President, Controller &
                                  Secretary
Steven D. Broidy                                                        OFFICERS
Private Investor                                                        STATEX PETROLEUM, INC.

Robert M. Fomon                                                         B. Andrew Wilkinson
President, Robert M. Fomon                                              President & Chief Operating
and Company (a private                                                  Officer
investment company)
                                                                        Dhar Carman
Donald W. Killian, Jr.*                                                 Executive Vice President &
Retired Attorney-at-Law                                                 Chief Financial Officer

Gordon C. Luce*
Independent Financial
Advisor

Christopher H.B. Mills
Chief Executive Officer
North Atlantic Smaller
Companies Investment Trust
(a United Kingdom publicly-
traded investment company)

Joseph S. Pirinea
Certified Public Accountant


*Member of the Audit Committee

================================================================================

PS GROUP HOLDINGS, INC.
INVESTOR INFORMATION
================================================================================


COMMON STOCK TRANSFER AND
-------------------------
DIVIDEND DISBURSING AGENT AND REGISTRAR
---------------------------------------

Questions regarding stockholder's accounts should be directed to:

  ChaseMellon Shareholder Services, L.L.C.
  PO Box 3315
  South Hackensack, New Jersey 07606
  800-356-2017
  www.cmssonline.com

Common Stock listed on the New York Stock Exchange and the Pacific Exchange.
Symbol:  PSG


CORPORATE OFFICES
-----------------

4370 La Jolla Village Drive, Suite 1050
San Diego, California  92122
619-642-2999
619-642-1955 (facsimile)


AUDITORS
--------

Ernst & Young LLP
501 West Broadway, Suite 1100
San Diego, California  92101


ANNUAL MEETING
--------------

May 30, 1997
9:00 a.m.

Sheraton Grande Hotel
333 South Figueroa Street
Los Angeles, California 90071


MARKET PRICES OF COMMON STOCK
---------------------------------

                      High     Low
                     ------   -----
1996:
  First quarter      11 1/8    9 3/8
  Second quarter     15       10 1/2
  Third quarter      13 5/8   11 5/8
  Fourth quarter     14 7/8   12 3/8
1995:
  First quarter      11 1/8    8 1/2
  Second quarter     12        9 5/8
  Third quarter      11 1/8    9 1/2
  Fourth quarter     12        9 3/4

DIVIDENDS AND CASH DISTRIBUTIONS ON COMMON STOCK
------------------------------------------------

Special cash distributions of $1.50 per share were declared and paid in 1996 and in 1995. These distributions are not precedents for future distributions and are treated by recipients as 1996 and 1997 distributions, respectively.


INVESTOR RELATIONS
------------------

As of March 3, 1997, there were 1,440 holders of record of the Company's common stock.

THE COMPANY WILL SUPPLY TO STOCKHOLDERS, UPON WRITTEN REQUEST TO THE CORPORATE SECRETARY, AT THE CORPORATE OFFICES IN SAN DIEGO, CALIFORNIA, WITHOUT CHARGE, A COPY OF THE ANNUAL REPORT ON FORM 10-K FOR THE YEAR 1996.


================================================================================