Form 10-K405, Exhibit 13
period 1997-12-31
PS GROUP HOLDINGS INC
filed 1998-03-26
CIK 1013834

                                                                   Document 97-0

                                                                      EXHIBIT 13
                             [INSIDE FRONT COVER]

                           FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this 1997 Annual Report to Stockholders may be deemed forward-looking, such as: information relating to the future prospects of the aircraft lessees of PS Group, Inc. (PSG), the aircraft leasing subsidiary of PS Group Holdings, Inc. (the Company); the possible consequences of any unscheduled return of aircraft under lease; the possibility of 1998 sales of six BAe 146 aircraft owned by PSG or the potential future phase-out of six MD-80 aircraft owned by PSG from the fleet of the lessee and the impact of such sales or phase-out on PSG's financial condition, results of operations, and net operating loss carryforward; the potential liability for environmental contamination at the San Francisco International Airport (SFIA), the related cost of remediation and pending and potential litigation, and the recoverability of any portion of this cost from third parties; the ultimate amount of net proceeds to be received from the sale of the assets of the Aviation Division of PS Trading, Inc. (PST) and the final gain or loss, if any, on the sale and the shut-down of this division; the outcome of the proposed assessment received from the California Franchise Tax Board (CFTB) for state income tax deficiencies for the years 1987 through 1990 and the time period for the final resolution of such assessment; the tax treatment of the Company's special distributions to stockholders in 1995, 1996, and 1997; the availability of certain tax benefits, and the amount of otherwise-taxable income against which such benefits may be offset; the amount of 1998 capital additions; and the quantities of oil and gas reserves owned by Statex Petroleum, Inc. (Statex), the oil and gas production and development segment of the Company, and the related future net cash inflows from oil and gas producing activities. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, but not limited to: the impact of the financial condition and results of operations of the lessees of PSG's aircraft; the effect of any 1998 sales of BAe 146 aircraft or the potential future phase-out of six MD-80 aircraft from the fleet of the lessee on the Company's financial condition, results of operations, and net operating loss carryforward; the uncertainties inherent in estimating the cost of environmental remediation and related pending and potential litigation at SFIA; uncertainties in estimating the net proceeds and final gain or loss, if any, from the sale of the assets of PST's Aviation Division; the possibility that the ultimate settlement with CFTB will involve litigation or will be for an amount in excess of that reserved for by the Company; the possibility that the ultimate tax treatment of the special distributions to stockholders would be different than that determined by the Company; the efficacy of the transfer restrictions on the Company's common stock in preserving the Company's substantial tax benefits, the Company's ability to realize such benefits, and the possible effect of the availability of such benefits if stockholders of the Company do not vote to extend such transfer restrictions beyond their scheduled expiration in the year 2000; the impact on 1998 cash flow and borrowings to finance capital additions if capital additions vary from the current estimate; the impact of the actual quantities of oil and gas reserves and the related impact of the volatility of the prices of crude oil and natural gas on Statex; the impact of economic conditions on each business segment; the impact of competition; the impact of governmental legislation and regulation and possible future changes therein; and other risks detailed in this 1997 Annual Report to Stockholders and in filings the Company has made with the Securities and Exchange Commission. Should any of such risks or uncertainties materialize or should other assumptions prove incorrect, actual results or outcomes may vary materially from those contemplated in such forward-looking statements. The Company does not undertake to publicly update or revise its forward-looking statements.


                 RESTRICTIONS ON THE TRANSFER OF COMMON SHARES

     There are certain restrictions imposed on the transfer of common shares of the Company. In general, and subject to an exemption for certain dispositions of shares by persons who were "pre-existing 5% shareholders" (as defined in the Company's Restated Certificate of Incorporation) on June 5, 1996, the transfer restrictions prohibit, without prior approval of the Board of Directors, the direct or indirect disposition or acquisition of any stock of the Company by or to any holder who owns, or would, as a result thereof, own (either directly or through the tax attribution rules) 5% or more of the stock upon such acquisition. These restrictions have been imposed in order to help preserve the Company's substantial net operating loss and investment tax credit carryforwards and other tax benefits by decreasing the risk of an "ownership change" for federal income tax purposes. The transfer restrictions, by their terms, are scheduled to expire immediately following the conclusion of the Company's annual meeting of stockholders for the year 2000, unless the stockholders pass a resolution extending such expiration date.

PS GROUP HOLDINGS, INC.
CONSOLIDATED FINANCIAL HIGHLIGHTS
================================================================================

  The Company (NYSE Symbol: PSG) operates, through subsidiaries, three business segments - aircraft leasing, oil and gas production and development, and fuel storage and distribution.

FOR THE YEAR                                  1997       1996/(a)/     1995/(a)/   1994/(a)/   1993/(a)/
--------------------------------------------------------------------------------------------------------
Revenues from continuing operations        $ 43,765     $ 48,031     $ 46,189    $ 47,116     $ 51,014
Income (loss) from continuing
  operations before accounting change          (562)      10,276        2,696      (5,178)      (9,436)
Income (loss) from discontinued
  operations                                 (2,048)        (666)         336      12,414      (11,934)
Cumulative accounting change                                                                     2,900
                                        ----------------------------------------------------------------
     Net income (loss)                       (2,610)       9,610        3,032       7,236      (18,470)
                                        ----------------------------------------------------------------
Basic and diluted earnings (loss)
  per share:
  Continuing operations                        (.09)        1.69          .44        (.85)       (1.56)
  Discontinued operations                      (.34)        (.11)         .06        2.04        (1.97)
  Cumulative accounting change                                                                     .48
                                        ----------------------------------------------------------------
     Net income (loss) per share               (.43)        1.58          .50        1.19        (3.05)
                                        ----------------------------------------------------------------
Cash distributions per share/(b)/              4.00         1.50         1.50
Capital additions                             5,409        4,110        1,263         448        1,380


AT YEAR END
--------------------------------------------------------------------------------------------------------
Total assets                                225,022      280,083      299,312     351,347      374,647
Total debt                                   73,722      105,785      122,609     137,225      163,159
Stockholders' equity                         96,708      123,591      123,082     129,151      121,899
Stockholders' equity per share                15.94        20.37        20.28       21.28        20.10
Debt to equity ratio                       .76 to 1     .86 to 1       1 to 1   1.06 to 1    1.34 to 1

COMPARABILITY
--------------------------------------------------------------------------------

  As more fully described elsewhere in this Annual Report to Stockholders, the income (loss) from continuing operations is not comparable between years due, in part, to the following significant unusual items (all amounts, except (iv) are pretax): (i) in 1997 and 1996, $5.5 million and $1.2 million of environmental remediation expenses were recorded; (ii) in 1997, $3.5 million of additional depreciation expense was recorded on five BAe 146 aircraft; (iii) in 1997, a $.5 million gain was recorded on the sale of one BAe 146 aircraft; (iv) in 1996, a $5.6 million reduction of tax liabilities was recorded; (v) in 1996, a $1.8 million gain was recorded on the sale of an interest in six 737-200 aircraft;
(vi) in 1995, a $1.7 million loss on disposition of 747 aircraft was recorded and in 1994 and 1993, write-downs of $7.2 million and $17 million, respectively, were recorded related to 747 aircraft previously leased to airlines which had declared bankruptcy; (vii) in 1994 and 1993, gains (net of losses) of $.6 million and $2.5 million, respectively, were recorded on marketable equity securities' transactions; and (viii) in 1994, an accrual of $5 million was made for the settlement of securities litigation.
  During the fourth quarter of 1997 and the first quarter of 1998, the assets of the wholesale and aviation fuel sales divisions, respectively, of PS Trading, Inc. (PST) were sold. Accordingly, fuel sales is shown as discontinued in all periods presented. In 1994, the assets of the travel management segment and the major asset of the metallic waste recycling segment were sold. Accordingly, these two segments are shown as discontinued operations in 1993 and 1994.

(a) 1993 through 1996 has been restated to show fuel sales as a discontinued operation.
(b) The special cash distributions in 1997, 1996, and 1995 are not precedents for future distributions. See page 39 for additional information on these distributions.

================================================================================

                                                                              1.

AIRCRAFT LEASING
================================================================================

The aircraft leasing business, conducted by PSG, represents the major portion of the Company's assets and its largest source of cash flow and revenues. Aircraft leasing contributed $30.6 million to 1997's consolidated revenues from continuing operations, or 70% of the total. This is contrasted with 12% of the consolidated 1996 revenues as disclosed in the 1996 Annual Report to Stockholders when the revenues included the operations of the Company's fuel sales divisions which are shown as discontinued operations in 1997. As of December 31, 1997, twelve PSG aircraft were under lease to US Airways, Inc. (US Airways), two to Continental Airlines, Inc. (Continental), and one to America West Airlines (America West). All of these aircraft meet Federal Stage 3 noise requirements and qualify for operation in the United States without modification beyond 1999. Of the 15 aircraft, nine are operated by the lessees in scheduled passenger service in the continental United States. The remaining six aircraft are subleased by US Airways although US Airways continues to be responsible for the leases.

The PSG aircraft leases expire in the following years:

            Aircraft Type       1999   2000   2001   2004   2006   2008   Total
            -------------       ----   ----   ----   ----   ----   ----   -----
              BAe 146-200                 6                                   6
              MD-80                1             3      2             1       7
              737-300                                          1      1       2
                                                                             --
                                                                             15
                                                                             ==

During 1997, US Airways exercised its option to extend the leases on three MD-80 aircraft for three years at the then-current rental rates. The original leases were scheduled to expire in 1998. During 1993, when five MD-80 aircraft were refinanced, PSG was required to grant concessions to US Airways including lower BAe 146 aircraft lease termination values and modified aircraft return conditions.

AIRCRAFT SALES. In the fourth quarter of 1997, US Airways exercised its lease termination rights by purchasing (and subsequently selling) four BAe 146 aircraft from PSG. PSG's net cash proceeds were $8.3 million, after debt repayment of $10.2 million. A $.5 million gain ($.3 million after-tax, $.04 per share) was recorded on one of the aircraft sold. There were no gains or losses on the other three aircraft since they were being depreciated so the net book values would equal the lease termination values. Refer to Note 1 of Notes to the Consolidated Financial Statements for a discussion of this depreciation.
The tax gain on these four sales will utilize $18.5 million of the available net operating loss carryforward.

POTENTIAL EARLY LEASE TERMINATIONS AND AIRCRAFT SALES. US Airways has indicated to PSG that in 1998 it wants to sell the remaining six BAe 146 aircraft it leases from PSG, but as of the date of this Annual Report to Stockholders there are no indications of any US Airways sales in 1998. PSG has no control over US Airways' possible sales of the BAe 146 aircraft and there are no assurances such sales will occur. If US Airways were successful, which does not currently seem likely, and all six aircraft were sold in the fourth quarter of 1998, there would be net cash proceeds of approximately $13.8 million, after debt repayment of approximately $9.3 million; a pretax gain of approximately $1 million recorded on four of the aircraft sold (there would be no gain or loss on the other two aircraft); and utilization of approximately $23 million of the available net operating loss carryforward, which, based on current projections,

================================================================================

6.

================================================================================

would result in the use of almost all of the remaining net operating loss carryforwards in 1998. (If the sales were to occur earlier in 1998, the amounts shown would change marginally.)

TYPE OF AIRCRAFT LEASES. In general, substantially all the obligations connected with the operation and maintenance of the leased aircraft, including maintaining insurance at specified levels in the leases, are assumed by the lessee and minimal obligations are imposed upon PSG. The leases also generally provide options to the lessee to extend the lease at stipulated or fair market value lease rates or purchase the aircraft at a stipulated amount or at fair market value at the end of the lease term or earlier in certain cases. The PSG leases and related aircraft are encumbered by debt that will be fully amortized on or before the end of the lease term.

PSG'S AIRCRAFT LESSEES.   Since PSG's leases are relatively long-term and are
net leases, PSG is affected by both the current and long-term futures of its three lessees. A summary of the recent results and current status of each of PSG's lessees follows. ALL INFORMATION (EXCEPT AS OTHERWISE EXPRESSLY INDICATED) CONTAINED IN THIS ANNUAL REPORT RELATING TO PSG'S THREE AIRCRAFT LESSEES WAS OBTAINED FROM PUBLISHED MEDIA REPORTS. PSG REFERS READERS TO PUBLIC INFORMATION REGARDING US AIRWAYS, CONTINENTAL, AND AMERICA WEST FOR FURTHER DETAILS RELATING TO THEIR FINANCIAL CONDITION.

 . US AIRWAYS leases six MD-80 aircraft and six BAe 146-200 aircraft from PSG.
  Lease revenues from US Airways were 81% of total lease revenues for 1997.

  All of the BAe 146 aircraft are subleased and generally the subleases extend through US Airways' primary lease term which expires in the fall of 2000. These sublessees are smaller commuter airlines, most of which are start-up carriers. Three of the BAe 146's are subleased by US Airways to a U.S. airline and the remainder are subleased to two European airlines.

  In October 1997, US Airways announced an agreement to acquire up to 400 A320-type aircraft manufactured by Airbus Industrie G.I.E. (Airbus). US Airways has announced it has 124 Airbus aircraft on firm order, six of which are scheduled for delivery in 1998, 20 in 1999, and 98 in the years 2000-2002. US Airways has also announced that the Airbus aircraft deliveries would result in the phase-out of US Airways' MD-80's, as well as its earlier generation DC-9-30's and 737-200 aircraft. US Airways has advised PSG that it is not currently in a position to indicate to PSG the specific effect of the aircraft phase-out on the six MD-80's which are leased from PSG. US Airways operates 31 MD-80's. PSG believes that US Airways' older aircraft (DC-9-30's and 737-200's) will be phased-out first as US Airways takes delivery of Airbus aircraft.

  US Airways reported a record pretax income of $672 million for 1997. US Airways' unit costs declined slightly in 1997 but remain the highest of the major U.S. airlines. During 1997, US Airways reached agreement with its pilots on a new five-year labor contract which provides concessions in pay increases and work rules. The agreement also allows US Airways to establish a low-cost, low-fare product to compete directly against Southwest, Delta Express, and AirTran Airlines. As part of the labor contract, US Airways agreed to "grow" the airline by at least 2.5% per year. As a result of this growth commitment, US Airways ordered the 124 new Airbus aircraft, as mentioned above. US Airways is continuing negotiations with

================================================================================
                                                                              7.

================================================================================

  its other labor unions for similar concessions to those received from the pilots. While US Airways remains a highly leveraged airline, its management believes progress was made in 1997 as witnessed by the following statement in the US Airways' third quarter 1997 Form 10-Q: "This new pilot contract, along with the Company's agreements to acquire new aircraft and jet engines .... are of paramount importance to the Company's future, particularly with respect to ensuring competitiveness and long-term financial viability."

  At December 31, 1997, US Airways' cash, cash equivalents, and short-term investments remained strong totaling approximately $2 billion.

 . CONTINENTAL leases one MD-80 and one 737-300 from PSG. Continental reported a record pretax profit of $640 million for 1997. Continental's cash and cash equivalents were in excess of $1 billion at December 31, 1997. While still highly leveraged, Continental has strengthened its financial position and operating results.

 . AMERICA WEST leases one 737-300 aircraft from PSG. America West is partially owned by Continental (one percent ownership, 7.9 percent voting interest) and both carriers have implemented various programs to cross-feed passengers and reduce common costs. America West continued to expand operations in 1997. America West reported record pretax profits of $140 million for 1997. Cash, cash equivalents, and short-term investments totaled approximately $172 million at December 31, 1997. America West continues to be one of the lowest-cost airline operators.

-------------------------------------------------------------------------------------
OPERATING STATISTICS (at year-end)                   1997   1996   1995   1994   1993
-------------------------------------------------------------------------------------
NET AIRCRAFT LEASED:/(a)/
 BAe 146-200 aircraft/(b)/                            6.0   10.0   10.0   10.0   10.0
 MD-80 aircraft                                       7.0    7.0    7.0    7.0    7.0
 737-300 aircraft                                     2.0    2.0    2.0    2.0    2.0
 737-200 aircraft/(c)/                                  -      -    2.0    2.3    2.3
                                                  -----------------------------------
   Total aircraft leased                             15.0   19.0   21.0   21.3   21.3
 Aircraft leased under operating leases              10.0   14.0   16.0   16.3   16.3
 Aircraft leased under financing leases               5.0    5.0    5.0    5.0    5.0

AIRCRAFT HELD FOR SALE - 747-100 aircraft /(d)/         -      -      -    2.0    2.0

 (a) At December 31, 1997, PSG had a 100% interest in all aircraft shown.
 (b) These aircraft have not been operated by US Airways since the spring of 1992 and at December 31, 1997, all are subleased by US Airways to other airlines. In the fourth quarter of 1997, US Airways exercised its lease termination rights by purchasing (and subsequently selling) four of the BAe 146 aircraft.
 (c) During 1996, PSG sold its 1/3 interest in the six 737-200 aircraft to the lessee and, during 1995, one 737-200 aircraft, in which PSG had a 1/3 interest, was declared a casualty loss.
 (d) During 1995, the two 747-100 aircraft were sold.

================================================================================

8.

================================================================================

SELECTED FINANCIAL DATA (in thousands)          1997        1996        1995        1994        1993
------------------------------------------------------------------------------------------------------
Operating revenues/(e)/                       $ 31,122    $ 35,919    $ 35,032    $ 35,637    $ 35,920
Operating expenses/(f) (g)/                     15,202      13,980      15,770      21,346      31,165
                                           -----------------------------------------------------------
Income before interest expense and taxes        15,920      21,939      19,262      14,291       4,755
Identifiable assets at year-end                168,421     211,382     233,547     279,508     302,341
Depreciation and amortization/(g)/              15,155      13,902      13,978      14,085      13,837
Income before interest and taxes
   as a percent of revenues                       51.2%       61.1%       55.0%       40.1%       13.2%

 (e) Includes a $.5 million gain on the sale of one BAe 146 aircraft in 1997 and a $1.8 million gain on the sale of PSG's 1/3 interest in six 737-200 aircraft in 1996.
 (f) Includes a $1.7 million loss on the disposition of 747 aircraft in 1995 and write-downs on 747 aircraft of $7.2 million in 1994 and $17 million in 1993.
 (g) During 1997, the depreciation method was changed on five BAe 146 aircraft so that the net book values would match the lease termination values, this resulted in $3.5 million of additional depreciation expense.

--------------------------------------------------------------------------------
ANALYSIS OF FINANCIAL DATA FOR 1995 THROUGH 1997 AND KNOWN TRENDS
--------------------------------------------------------------------------------

Aircraft leasing revenues were lower in 1997 compared to 1996 because: (i) 1996 included a $1.8 million gain from the sale of an interest in six 737-200 aircraft while 1997 included a $.5 million gain from the sale of a BAe 146 aircraft, (ii) certain lease revenues were discontinued due to aircraft sales in 1996 and 1997, (iii) there was reduced revenue recognition associated with aircraft leased under financing leases, and (iv) there were lease rate resets on certain aircraft leases tied to lower interest rates (these lower lease rates were matched by lower interest expense amounts on the related debt). The lease revenue for 1996 was higher than in 1995 due to the $1.8 million gain on the sale of the 737-200 aircraft which was partially offset by the reduced revenue recognition associated with aircraft leased under financing leases and the lease rate resets on certain aircraft leases. In future years, leasing revenues will decline from the 1997 level because of the reduced revenue recognition associated with aircraft leased under financing leases, lease rate resets on certain aircraft, and aircraft sales in 1997. As additional aircraft are sold, leasing revenues in future periods will be reduced. Refer to the discussion above for the effects of possible 1998 sales of the six remaining BAe 146 aircraft.

Income before interest and taxes fluctuated in the last three years because of the revenue items discussed above, the $3.5 million of additional depreciation expense on five BAe 146 aircraft in 1997 (refer to Note 1 of Notes to the Consolidated Financial Statements), and a $1.7 million loss on disposition of the 747 aircraft in 1995.

EFFECT OF UNSCHEDULED RETURN OF AIRCRAFT. Because of the cyclical nature of the airline business, the long-term prospects of all airlines, except for the largest and best capitalized, are uncertain. The long-term prospects for US Airways (which has the highest unit cost structure in the industry and limited equity for its size) and Continental and America West (both of which emerged from bankruptcy in 1993 and 1994, respectively, and remain highly leveraged) are even more unpredictable. It is possible that all of the leased aircraft will remain with PSG's existing lessees and, based on recent financial results, prospects are significantly improved as

================================================================================

                                                                              9.

================================================================================

to that possibility. On the other hand, if there is economic deterioration of PSG's lessees, some or all of the aircraft could be returned to PSG or the leases could be renegotiated on terms less favorable to PSG.

While the unscheduled return of aircraft appears unlikely at present, should PSG's lessees default on their leases, or file bankruptcy and reject certain aircraft leases, there could be a material decrease in the market value of the aircraft leased to PSG's lessees due to an increased availability of those aircraft for lease or sale. In such a case, PSG could suffer significant losses on the ultimate disposal of the related aircraft or upon the ultimate repossession of the aircraft by the lenders. Should any of PSG's leased aircraft be returned before the end of the respective lease terms, PSG would have to continue to make the principal and interest payments to the aircraft lenders to be able to pursue a sale or lease of the aircraft in order to maintain or salvage some of PSG's equity interest (all of PSG's leased aircraft have debt obligations - all non-recourse debt except for $5.5 million at December 31, 1997 of recourse debt on two BAe 146's). Whether PSG undertook such a course of action would be dependent on PSG having sufficient liquidity to maintain the debt payments and a viable market for the specific type of used aircraft PSG would be marketing. Both of these factors are uncertain. If the lenders took control and sold the aircraft, PSG would likely lose most or all its equity. If, in the future, PSG had sufficient liquidity after a lessee defaulted and elected to pay the scheduled debt service to the lender(s), then PSG would be required to find purchasers or new lessees for the aircraft. When marketing aircraft, PSG competes with many airline and leasing companies that have greater financial resources and broader marketing and support capabilities to effect a sale or lease than PSG. To the extent that sales prices were less than PSG's carrying value or less favorable lease rates were obtained, PSG would be negatively affected.

================================================================================

10.

                                                                   Document 97-3

OIL AND GAS PRODUCTION AND DEVELOPMENT
================================================================================

Oil and gas operations are conducted by Dallas-based Statex Petroleum, Inc. (Statex), a wholly-owned subsidiary of PSG. Statex's revenues increased in 1997 from $8.6 million to $10 million, contributing 23% of the 1997 consolidated revenues from continuing operations. Statex is an independent oil and gas producing company which focuses primarily on properties with secondary recovery and/or development potential. Its main areas of concentration are in North-central and West Texas, and in Western Oklahoma. For the last several years Statex has focused on improving production in its core properties both by increased drilling and utilization of polymer technology to effect recoveries. Although it is following strict cost control procedures, the main properties, by their nature, have extremely high water volumes which increase operating costs. In an attempt to reduce these costs, Statex has made several acquisitions in the past one and one-half years, securing interests in properties which management believes will ultimately help to reduce the overall cost per barrel.

Statex has a line of credit collateralized by its major properties. During the year, Statex utilized this line for infield drilling on both its core properties and on three properties acquired in 1996 and one property acquired in 1997.
With the sharp decline in oil and gas prices late in 1997 and continuing into 1998, Statex will continue to evaluate properties in hopes of finding acquisitions that will enhance Statex's drilling program.

PRODUCTION AND RESERVES. Production volumes, net to Statex, for December 1997 were 1,051 barrels of oil per day (BOPD) and 1,435 MCF of gas per day (MCFPD) versus 997 BOPD and 1,117 MCFPD at the end of 1996. Oil reserves at year-end were 4,912,000 barrels of oil (BO), after production of 395,000 BO, versus 5,051,000 BO at the end of 1996. After 1997 production of 767,000 MCF, gas reserves increased to 4,653,000 MCF at year-end 1997 as compared to 2,811,000 MCF at year-end 1996. The increased gas volumes are from drilling and a new property acquired during 1997. The high product prices during early 1997 enabled an increased drilling program that was successful in replacing oil and gas production lost due to normal decline. Additional drilling in 1998 will be based upon the economics of the lower market prices for oil and gas.

ACTIVITIES. During the year, 14 infield wells were drilled at Statex's 100% owned core property, Eliasville, located in Stephens County, Texas. This drilling succeeded in stemming the normal production decline and increased the average daily production during 1997 from 719 BOPD to 753 BOPD. During 1998, Statex plans to establish a new secondary recovery unit on the 100% owned property contiguous to Eliasville. During 1997, two wells were drilled and in early 1998, an additional well was completed on the Lake Trammel Unit, a 1996 acquisition, in which Statex has a 66% working interest. Net production to Statex from Lake Trammel increased from 67 BOPD, when acquired, to 91 BOPD in December 1997. Several additional wells are budgeted for the coming year. A total of nine wells (40% working interest) were drilled during the year in the Lazy JL Field in West Texas. In addition to proving several new locations, those wells provided information needed to proceed with a pilot waterflood in which several wells will have water injected into them on a test basis to determine the feasibility of a full scale waterflood program. As a result of higher oil and gas prices early in 1997, Statex accelerated its total drilling effort in the first nine months, placing reserves on stream which had previously been reflected as undeveloped or were added as new reserves. A total of 29 wells were drilled, 27 as producers. Two wells were converted to water injection wells in 1997.

================================================================================

                                                                             11.

OIL AND GAS PRODUCTION AND DEVELOPMENT - CONTINUED
============================================================================================

--------------------------------------------------------------------------------------------
OPERATING STATISTICS                                 1997    1996     1995     1994     1993
--------------------------------------------------------------------------------------------
Proved reserves:
  Crude oil (Mbbls)                                 4,912   5,051    4,886    5,082    6,856
  Natural gas (MMcf)                                4,653   2,811    2,960    3,026    3,737
Undeveloped oil and gas acreage:
  Gross/(a)/                                        6,006   6,235    3,388    6,586    5,877
  Net/(b)/                                          2,592   2,494      615      902    1,687
Producing wells:
  Gross/(a)/                                          260     214      121      107      114
  Net/(b)/                                            175     147       83       81       87
Production:
  Crude oil (Mbbls)                                   395     338      337      405      446
  Natural gas (MMcf)                                  767     469      552      520      467
Wells drilled:/(c)/
  Gross/(a)/                                           29      15        2        -        8
  Net/(b)/                                             21      12        1        -        7
Average price during year:
  Crude oil - per barrel                           $20.07  $21.90   $17.56   $16.21   $17.64
  Natural gas - per thousand cubic feet             $2.56   $2.11    $1.59    $1.99    $2.02
Year-end price:
  Crude oil - per barrel                           $15.50  $24.25   $18.00   $16.00   $12.50
  Natural gas - per thousand cubic feet             $2.23   $3.27    $1.90    $1.50    $2.15
Average production costs per equivalent barrel      $9.49   $9.07    $8.74    $7.88    $9.93
Employees at year-end                                   9       8        8        8        9

        Mbbls = thousands of barrels         MMcf = millions of cubic feet
   (a)  Gross refers to the total amount owned by all participants.
   (b)  Net refers to Statex's ownership interest in the gross amount.
   (c) All the wells drilled in 1997 were development producing wells; there were two dry holes. Three were in process at year-end.

--------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA (in thousands)               1997     1996    1995     1994     1993
--------------------------------------------------------------------------------------------
Operating revenues                                  $10,016  $8,573  $6,848   $7,683  $8,907
Operating expenses/(d)//(e)/                          8,626   6,346   5,985    6,305  10,283
                                                    ----------------------------------------
Income (loss) before interest expense and taxes       1,390   2,227     863    1,378  (1,376)

Identifiable assets at year-end                      25,906  24,386  19,974   20,536  22,175
Net assets before debt at year-end/(f)/              24,403  22,811  19,306   19,757  20,950
Capital additions                                     5,294   4,077   1,121      419   1,360
Depreciation, depletion, and amortization/(e)/        3,130   2,010   1,747    1,990   1,957

   (d) 1993 operating expenses include a $1.8 million write-off of oil properties and $.7 million of loss on sale of oil and gas properties.
   (e) 1997 includes a $.5 million write-down in the carrying value of one field caused by the significant year-end drop in the price of crude oil.
   (f)  Identifiable assets less liabilities except debt.
================================================================================

12.

================================================================================

--------------------------------------------------------------------------------
ANALYSIS OF FINANCIAL DATA FOR 1995 THROUGH 1997 AND KNOWN TRENDS
--------------------------------------------------------------------------------

Revenues increased 17% from 1996 to 1997 due to a 17% increase in oil production, a 64% increase in gas production, and a 21% increase in average gas prices. These increases were partially offset by an 8% decrease in average crude oil prices. Depreciation, depletion, and amortization for 1997 includes a $.5 million write-down in the carrying value of one field caused by the significant year-end drop in the price of crude oil. Operating expenses for 1997 were also higher than in 1996 due to increased well maintenance costs.

Oil and gas production revenues for 1996 were 25% higher than in 1995 primarily due to a 25% increase in the average price of oil and a 33% increase in the average price of gas. These price increases were partially offset by a 15% reduction in natural gas production due primarily to normal production decline rates.

As shown by both the average and the year-end oil and gas prices above, there is significant volatility in oil and gas prices and such volatility is expected to continue.


================================================================================

                                                                             13.

FUEL STORAGE AND DISTRIBUTION
================================================================================

The fuel storage and distribution segment is operated by PST, a wholly-owned subsidiary of PSG. PST owns limited fuel storage and distribution facilities at San Francisco International Airport (SFIA), Los Angeles International Airport, Oakland International Airport, and Sacramento International Airport. Revenues of this segment amounted to only $.7 million, or 1.5% of 1997's total revenues. In 1997, PST recorded $5.5 million of expense related to environmental remediation at SFIA.

As described in Note 4 of Notes to the Consolidated Financial Statements, PST's fuel sales divisions are shown as discontinued operations in 1997.

---------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA /(a)/ (in thousands)           1997       1996      1995     1994     1993
---------------------------------------------------------------------------------------------------
Operating revenues                                   $   655    $   776    $1,224   $1,310   $1,246
Operating expenses /(b)/                               6,502      1,914       521      553      597
                                                  -------------------------------------------------
Income (loss) before interest expense and taxes       (5,847)    (1,138)      703      757      649
Identifiable assets at year-end                          859      1,081     1,317    1,507    1,671
Net assets before debt at year-end /(c)/              (4,403)       831     1,317    1,507    1,671
Capital additions                                         97                  142       27       16
Depreciation and amortization                            355        292       195      195      195

   (a) Data for the years 1993 to 1996 has been restated to eliminate the fuel sales divisions of PST since that business segment was discontinued.
   (b) Includes environmental remediation expenses at SFIA of $5.5 million in 1997 and $1.2 million in 1996.
   (C) Identifiable assets less liabilities. Includes environmental remediation liabilities of $5.1 million in 1997 and $.3 million in 1996.

--------------------------------------------------------------------------------
ANALYSIS OF FINANCIAL DATA FOR 1995 THROUGH 1997 AND KNOWN TRENDS
--------------------------------------------------------------------------------

Revenues were lower in 1997 compared to 1996 because several fuel storage tanks at SFIA were out of service for repairs and upgrade during most of 1997. These revenues will likely increase in 1998 when the repairs and upgrades are completed. Revenues fell from 1995 to 1996 because of the permanent closure in 1995 of certain gates served by PST's distribution system at SFIA. PST's distribution revenues will be eliminated at SFIA when the existing terminal served by PST's pipeline is demolished in early 2000. These revenues amounted to $.2 million in 1997.

As described in Note 4 of Notes to the Consolidated Financial Statements, operating expenses were high in the last two years due to environmental remediation expenses at SFIA of $5.5 million in 1997 and $1.2 million in 1996. These remediation efforts will continue for several years and the estimated future SFIA environmental remediation expenses which have been recorded may require future revision.

================================================================================

14.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
================================================================================

Reference is made to the item captioned "Forward-Looking Statements" on the inside front cover of this Annual Report to Stockholders.

In addition to the information set forth below, reference is made to the individual sections on each business segment presented elsewhere in this Annual Report (which are incorporated by reference herein) for a description of each of the Company's business segments, an analysis of financial data from 1995 to 1997 relating to, and a discussion of known trends affecting, that segment.

FINANCIAL CONDITION

Refer to the Consolidated Statements of Cash Flows for detailed components of the Company's cash flow activities. At December 31, 1997, the Company's principal sources of liquidity were cash, cash equivalents, and U.S. Government securities of $16.7 million, a $2.6 million increase from December 31, 1996. The major components of the change in liquidity are as follows (in thousands):

From continuing operations:
   Sources:
      Operations                                               $ 25,609
      Proceeds from sale of aircraft                             18,514
      Sale of securities and reduction in cash collateral         4,023
      Borrowings by Statex                                        2,000
      Financing leases and other                                  9,035
   Uses:
      Payment of long-term liabilities                          (34,063)
      Cash distributions to stockholders                        (24,273)
      Capital additions                                          (5,409)
                                                               --------
             Net used by continuing operations                   (4,564)
   Cash provided from discontinued operations                     7,211
                                                               --------
        Net increase in liquidity                              $  2,647
                                                               ========
Components of net increase in liquidity:
   Increase in cash and cash equivalents                       $  3,631
   Decrease in U.S. Government securities                          (984)
                                                               --------
        Net increase in liquidity                              $  2,647
                                                               ========

At December 31, 1997, PSG had $2.4 million outstanding under its October 1995 bank credit agreement consisting entirely of letters of credit (LC's). No additional LC's or any borrowings are permitted under the agreement which expires in 2000. All outstanding LC's require cash collateralization and PSG is required to maintain at least $3 million in cash and cash equivalents.

Statex has a separate bank credit agreement with $7.5 million available at December 31, 1997. The availability of borrowings in excess of $7.5 million depends upon the bank's valuation of the oil and gas reserves at the date such borrowings were requested. At December 31, 1997,
================================================================================

                                                                             15.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
================================================================================

$5 million was borrowed under this agreement. This source of funding is intended for the acquisition and development of properties which Statex may acquire in the future.

PSG's aircraft lease portfolio represents the major portion of the Company's assets and its largest source of cash flow. The lease portfolio consists of 15 aircraft, the preponderance of which are 12 aircraft leased to US Airways. PSG's assets include $105.9 million for which realization is substantially dependent upon the future performance of US Airways under aircraft leases with PSG.

In February 1996, the California Franchise Tax Board issued notices of net deficiencies to PSG for the years 1987 through 1990. These deficiencies and related interest total $15.1 million as of December 31, 1997. PSG is protesting the adjustments proposed in these notices and believes that adequate provision has been made in the Consolidated Financial Statements for any possible assessments of additional taxes and interest. However, any such assessment would negatively impact liquidity.

The Company believes that its cash, cash equivalents, and U.S. Government securities, plus projected cash flow, are adequate to meet the operating and capital needs of the Company in both the short and long-term. The Company estimates that 1998 capital additions will be approximately $4.5 million, primarily for oil and gas development activities. The ultimate amount depends upon Statex's ability to acquire and develop new oil and gas properties with suitable enhanced recovery potential. Statex's separate bank credit agreement will be used to finance or assist in financing their planned capital additions.

Management has assesed all issues relating to the year 2000. Management believes that the Company will be ready for the year 2000 on a timely basis and that the costs to address the year 2000 issue will be insignificant.

USAGE OF TAX BENEFIT CARRYFORWARDS. The Company has substantial net operating loss carryforwards, investment tax credit carryforwards, and other tax benefits (the Tax Benefits) for use in offsetting future taxable income. As discussed in
Note 7 of the Notes to Consolidated Financial Statements, as of December 31, 1997, the Company believes it had approximately $24.5 million of federal net operating loss carryforwards and $12.5 million of federal investment tax credit carryforwards, plus other state and federal tax benefits. Besides the customary financial and legal difficulties ordinarily involved in using these Tax Benefits, there is a special limitation on the use of these Tax Benefits that arises when an "ownership change" occurs for federal income tax purposes. Generally speaking, an "ownership change" occurs whenever, within a three-year period, the aggregate ownership of a company's stock by its "5-percent shareholders" (as defined by the applicable federal income tax regulations) increases by more than 50 percentage points. Making the calculation is complex
and uncertain.   The Company believes that as of December 31, 1997, no
"ownership change" had occurred with respect to the Company, but that the aggregate percentage point increase in the ownership of the Company's stock by "5-percent shareholders" during the preceding three-year period was
approximately 8%.   Certain "5-percent shareholders" ownership interest is not included in the 8% because such shares have been held for more than three years. If such shares (held more than three years by "5-percent shareholders"), which approximate 45% ownership at December 31, 1997, are sold, they would be added to the change in ownership percentage for three years from the date of sale and could, dependent on the number of shares sold, result in an "ownership change." The sole purpose of the Reorganization, described in Note 1 of Notes to the

================================================================================

16.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
================================================================================

Consolidated Financial Statements, was to help preserve the Tax Benefits by decreasing the risk of an ownership change for federal income tax purposes. The Reorganization was intended to accomplish this purpose by imposing certain Transfer Restrictions (as described in Note 1 of Notes to the Consolidated Financial Statements) on the transfer of shares of the Company. While the Company believes that the Transfer Restrictions will be enforceable, if the binding nature of the Transfer Restrictions were challenged, there is no assurance that a court would hold that the Transfer Restrictions are enforceable. Furthermore, while the Company believes that the remedies provided in the Transfer Restrictions are generally sufficient, it is possible that the relevant tax authorities will take the position the Transfer Restrictions do not provide adequate remedies for tax purposes with respect to every transaction that the Transfer Restrictions purport to prevent. Therefore, even with the Transfer Restrictions in place, it is possible that transactions could occur that would severely limit the Company's ability to utilize the Tax Benefits. In addition, there can be no assurance that legislation will not be adopted that would limit the Company's ability to utilize the Tax Benefits in future periods. However, the Company is not aware of any proposed legislation for changes in the tax laws that could materially impact the ability of the Company to utilize the Tax Benefits.

RESULTS OF OPERATIONS

REVENUES (EXCEPT FROM SEGMENTS). Interest income varied in each year as a result of changes in the amounts of outstanding cash, U.S. Government securities, and notes receivable, and the interest rates earned. 1996 and 1995 also included non-recurring items classified as other income.

COSTS AND EXPENSES. The increase in cost of sales in each year from 1995 to 1997 was related to the increase in oil and gas production revenues. The increase in depreciation expense between 1996 and 1997 was due to the change in estimate for depreciation expense recorded on five BAe 146 aircraft described in
Note 1 of Notes to the Consolidated Financial Statements. The environmental remediation expenses relate to actual and estimated costs for the investigation and remediation of potential soil and groundwater pollution at San Francisco International Airport where PST, as the operator of various fuel storage and distribution facilities, has been named as a potentially responsible party and in respect of which it is a defendant in a lawsuit filed by a prior lessee of the facility seeking indemnification. Refer to Note 4 of Notes to the Consolidated Financial Statements for a complete description of these expenses. The increase in general and administrative expenses between 1995 and 1996, and the decrease between 1996 and 1997 were primarily because of $600,000 of expenses associated with the 1996 Reorganization described in Note 1 of Notes to the Consolidated Financial Statements. In addition, 1997 reflected reduced legal services, fees for professional tax services, and employee benefits. The loss on aircraft disposition in 1995 relates to two 747-100 aircraft that were
sold in June 1995.   Interest expense varied each year due to changes in the
level of outstanding debt and changes in the average interest rate.

PROVISION (CREDIT) FOR TAXES. Refer to Notes 1 and 7 of Notes to the Consolidated Financial Statements for an explanation of the elements included in the provision (credit) for taxes including a $5.6 million reduction in the 1996 tax provision.

===============================================================================

                                                                             17.

PS GROUP HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 1997 AND 1996
(IN THOUSANDS EXCEPT PER SHARE AMOUNT)
================================================================================

                                                              1997           1996*
                                                          ------------------------
                     ASSETS

Current assets:
 Cash and cash equivalents                                $ 10,921        $   7,290
 U.S. Government securities, partially pledged               5,815            6,799
 Accounts and notes receivable                               6,090            8,529
 Current portion of aircraft leases, pledged                 8,630           10,075
 Prepaid expenses and other current assets                   1,631            1,738
 Net current assets of discontinued operation                7,293           17,034
                                                          --------        ---------
   Total current assets                                     40,380           51,465
Oil and gas properties, at cost, pledged                    44,364           38,825
 Less accumulated depreciation, depletion, and
  amortization                                             (21,658)         (18,549)
                                                          --------        ---------
                                                            22,706           20,276
Other property and equipment, at cost                        6,190            5,302
 Less accumulated depreciation                              (5,124)          (3,910)
                                                          --------        ---------
                                                             1,066            1,392
Aircraft under operating leases, at cost, pledged          171,264          230,978
 Less accumulated depreciation                             (98,820)        (125,380)
                                                          --------        ---------
                                                            72,444          105,598
Investment in aircraft financing leases, pledged            82,067           88,669
Other assets                                                 6,359           11,747
Net long-term assets of discontinued operation                                  936
                                                          --------        ---------
                                                          $225,022        $ 280,083
                                                          ========        =========
          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accrued interest                                         $  4,404        $   2,968
 Accounts payable and other accrued liabilities              2,057            2,389
 Environmental remediation liability                         1,384              250
 Current portion of long-term obligations                   18,211           23,890
                                                          --------        ---------
   Total current liabilities                                26,056           29,497

Long-term obligations                                       55,511           81,895
Deferred income taxes                                       36,450           37,572
Environmental remediation liability                          3,716
Other liabilities                                            6,581            7,528
Commitments and contingencies
Stockholders' equity:
 Preferred stock, 1,000 shares authorized, none issued
 Common stock, par value $1 per share, 10,500 shares
   authorized, 6,068 shares issued and outstanding           6,068            6,068
 Additional paid-in capital                                 90,640           98,420
 Retained earnings                                                           19,103
                                                          --------        ---------
   Total stockholders' equity                               96,708          123,591
                                                          --------        ---------
                                                          $225,022        $ 280,083
                                                          ========        =========

* Restated as described in Note 1.

================================================================================
See accompanying notes to consolidated financial statements.
18.

PS GROUP HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATION
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
================================================================================

                                                     1997               1996*                 1995*
                                                  -------------------------------------------------
Continuing operations:
 Revenues:
   Aircraft leasing                               $30,605             $34,073               $35,032
   Gain on aircraft sales                             514               1,846
   Oil and gas production                          10,016               8,573                 6,848
   Fuel storage and distribution                      655                 776                 1,224
   Interest and other income                        1,975               2,763                 3,085
                                                  -------------------------------------------------
                                                   43,765              48,031                46,189
                                                  -------------------------------------------------
 Costs and expenses:
   Cost of sales                                    5,899               4,471                 4,396
   Depreciation, depletion, and amortization       18,691              16,250                15,984
   Environmental remediation expenses               5,533               1,238
   General and administrative expenses              3,129               4,225                 3,808
   Loss on aircraft disposition                                                               1,701
   Interest expense                                11,370              13,800                15,628
                                                  -------------------------------------------------
                                                   44,622              39,984                41,517
                                                  -------------------------------------------------
 Income (loss) from continuing operations
       before taxes                                  (857)              8,047                 4,672
 Provision (credit) for taxes                        (295)             (2,229)                1,976
                                                  -------------------------------------------------
   Income (loss) from continuing operations          (562)             10,276                 2,696
Discontinued operation, net of tax:
 Loss from operations                              (1,465)               (666)                  336
 Loss on disposition                                 (583)
                                                  -------------------------------------------------
   Income (loss) from discontinued operation       (2,048)               (666)                  336
                                                  -------------------------------------------------
   Net income (loss)                              $(2,610)            $ 9,610               $ 3,032
                                                  =================================================

Basic and diluted earnings (loss) per
 share:
 Continuing operations                            $  (.09)            $  1.69               $   .44
 Loss from operations of discontinued operation      (.24)               (.11)                  .06
 Loss on disposition of discontinued operation       (.10)
                                                  -------------------------------------------------
   Net income (loss) per share                    $  (.43)            $  1.58               $   .50
                                                  =================================================
Shares used in determination of basic and
  diluted earnings (loss) per share                 6,068               6,068                 6,068
                                                  =================================================


* Restated as described in Note 1.

================================================================================
See accompanying notes to consolidated financial statements.
                                                                             19.

PS GROUP HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
(IN THOUSANDS)
================================================================================

                                                        1997           1996*           1995*
                                                      --------------------------------------
Cash flows from operating activities:
 Income (loss) from continuing operations             $   (562)      $ 10,276       $  2,696
 Non-cash items:
   Depreciation, depletion, and amortization            18,691         16,250         15,984
   (Gains) losses on aircraft sales                       (514)        (1,846)         1,701
   Environmental remediation liability                   5,100            250
   Deferred taxes and other                              2,198         (2,434)         2,307
 Changes in non-cash working capital affecting
  cash from operating activities:
   Accounts receivable                                   2,373            280           (358)
   Prepaid and other current assets                       (290)          (550)        (1,533)
   Accrued legal settlement                                                           (5,000)
   Other current liabilities                            (1,387)           425         (2,859)
                                                      --------------------------------------
    Net cash provided from operating activities         25,609         22,651         12,938
                                                      --------------------------------------
Cash flows from investing activities:
 Proceeds from disposition of equipment                 18,514          3,154          2,215
 Disposition of available-for-sale securities              956          7,225          2,883
 Maturity of held-to-maturity securities                   940          1,090          1,248
 Reduction in collateral for letters of credit           3,111            156          2,065
 Purchase of available-for-sale securities                                           (15,962)
 Capital additions                                      (5,409)        (4,110)        (1,263)
 Changes in finance leases and other                     9,035          5,900          5,857
                                                      --------------------------------------
    Net cash provided from (used in)
               investing activities                     27,147         13,415         (2,957)
                                                      --------------------------------------
Cash flows from financing activities:
 Additions to long-term obligations                      2,000          3,000
 Reductions in long-term obligations                   (34,063)       (19,825)       (14,617)
 Special cash distributions to stockholders            (24,273)        (9,101)        (9,101)
                                                      --------------------------------------
    Net cash used in financing activities              (56,336)       (25,926)       (23,718)
                                                      --------------------------------------
Discontinued operations:
 Income (loss) from operations                          (1,465)          (666)           336
 Loss on disposition                                      (583)
 Deferred taxes                                         (1,418)          (436)           235
 (Increase) decrease in net assets                      10,677         (5,739)        (5,621)
                                                      --------------------------------------
    Net cash provided from (used in) discontinued
    operations                                           7,211         (6,841)        (5,050)

Net increase (decrease) in cash and cash
 equivalents                                             3,631          3,299        (18,787)
Cash and cash equivalents at beginning of year           7,290          3,991         22,778
                                                      --------------------------------------
Cash and cash equivalents at end of year              $ 10,921       $  7,290       $  3,991
                                                      ======================================



*Restated as described in Note 1.
================================================================================
See accompanying notes to consolidated financial statements.
20.

PS GROUP HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
================================================================================

                                              Common Stock          Additional
                                        -------------------------    Paid-In        Retained
                                           Shares       Amount       Capital        Earnings
                                        -----------------------------------------------------
Balance at December 31, 1994                6,068       $6,068        $98,420        $ 24,663
 Net income                                                                             3,032
 Special cash distribution ($1.50 per
  share)                                                                               (9,101)
                                        -----------------------------------------------------
Balance at December 31, 1995                6,068        6,068         98,420          18,594
 Net income                                                                             9,610
 Special cash distribution ($1.50 per
  share)                                                                               (9,101)
                                        -----------------------------------------------------
Balance at December 31, 1996                6,068        6,068         98,420          19,103
 Net loss                                                                              (2,610)
 Special cash distributions ($4.00 per
  share)                                                               (7,780)        (16,493)
                                        -----------------------------------------------------
Balance at December 31, 1997                6,068       $6,068        $90,640        $      -
                                        =====================================================





================================================================================
See accompanying notes to consolidated financial statements.
                                                                             21.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
===============================================================================

1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION - These consolidated financial statements include the accounts of PS Group Holdings, Inc. (PSGH) and its subsidiaries. As used in the following footnotes, "the Company" refers to PS Group Holdings, Inc. and its subsidiaries, "PSG" refers to PS Group, Inc., "Statex" refers to Statex Petroleum, Inc., and "PST" refers to PS Trading, Inc.

BUSINESS AND BASIS OF PRESENTATION - PSGH operates, through subsidiaries, three business segments - aircraft leasing through PSG, oil and gas production and development through Statex, and fuel storage and distribution through PST. As more fully described in Note 2, the fuel sales divisions of PST are shown as a discontinued operation and, accordingly, amounts for 1996 and 1995 have been restated.

REORGANIZATION AND RESTRICTIONS ON THE TRANSFER OF COMMON SHARES - On June 5, 1996, PSGH and PSG completed a holding company reorganization (the Reorganization). As a result of the Reorganization, each share of PSG was converted, on a tax-free basis, into one share of PSGH. The Reorganization did not result in any change in the consolidated financial condition, business or assets of PSG. The Reorganization was accounted for on an historical cost basis and thus the financial statements for periods prior to the Reorganization have not been restated and represent the consolidated financial statements of PSG. The sole purpose of the Reorganization was to help preserve PSG's substantial net operating loss and investment tax credit carryforwards and other tax benefits by decreasing the risk of an "ownership change" for federal income tax purposes. The Reorganization was intended to accomplish this purpose by imposing certain restrictions on the transfer of common shares of PSGH. In general, and subject to an exemption for certain dispositions of shares by persons who were "pre-existing 5% shareholders" (as defined in Article XI of PSGH's Restated Certificate of Incorporation) on June 5, 1996, the transfer restrictions prohibit, without prior approval of the Board of Directors, the direct or indirect disposition or acquisition of any stock of PSGH by or to any holder who owns, or would, as a result thereof, own (either directly or through the tax attribution rules) 5% or more of the stock upon such acquisition. The transfer restrictions, by their terms, are scheduled to expire immediately following the conclusion of the Company's annual meeting of stockholders for the year 2000, unless the stockholders pass a resolution extending such expiration date.

RECLASSIFICATION - Certain reclassifications have been made to the 1996 and 1995 financial statements to make them comparable to the presentation of the 1997 financial statements.

ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the consolidated financial statements. Actual results could differ from those estimates.

CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

DEPRECIATION AND AMORTIZATION - Depreciation is generally recorded to estimated residual

================================================================================

22.

===============================================================================

values (which is sometimes equal to the stipulated lease termination values) using the straight-line basis over the estimated useful lives of the related assets, which are generally 15 to 18 years for leased aircraft and from 3 to 20 years for other property and equipment. See the discussion below for the depreciation method used for five BAe 146 aircraft.

CHANGE IN ACCOUNTING ESTIMATE FOR DEPRECIATION - In the second quarter of 1997, PSG started to record increased depreciation expense on five of the ten BAe 146 aircraft leased to US Airways to reflect lower interim termination values. With respect to these five aircraft, the specified lease termination values were below the net book values of the aircraft. This additional depreciation was recorded to reflect the notification received in the second quarter of 1997 from US Airways that it might exercise its lease termination rights with respect to four of the ten BAe 146 aircraft (including three of these five aircraft on which additional depreciation is being recorded) at specified lease termination values. In light of the notification and the improved market for possible sales by US Airways, PSG adjusted its depreciation to reflect the lease termination values on these five aircraft. PSG was previously depreciating all ten aircraft to the final lease termination amounts on a straight-line basis. The additional pretax depreciation expense relating to this change was $3.5 million in 1997. The after-tax effect was $2.1 million ($.34 per share). In the fourth quarter of 1997, US Airways did exercise its lease termination rights on four of the aircraft (see Note 6).

ACCOUNTING FOR OIL AND GAS PRODUCING ACTIVITIES - The Company follows the successful efforts accounting method for oil and gas producing activities, as described below:

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

     DEPRECIATION, DEPLETION, AND AMORTIZATION - Depletion of producing leases is computed for individual properties using the unit-of-production method based on estimated proved reserves. Depreciation of wells and related equipment is computed using the unit-of-production method, based on proved developed reserves.

HELD-TO-MATURITY SECURITIES - At December 31, 1997, PSG had $2 million of U.S. Treasury bills maturing on January 8, 1998 ($1.2 million were carried as non-current pursuant to a collateral agreement). At December 31, 1996, PSG had $2.9 million of U.S. Treasury bills maturing on January 9, 1997 ($2 million were carried as non-current pursuant to a collateral agreement). The fair market value of these investments approximates cost.

AVAILABLE-FOR-SALE SECURITIES - At December 31, 1997 and 1996, PSG had $5 million and $5.9 million, respectively, of U.S. Government securities. The outstanding balance at December 31, 1997 will mature in August 1998. These securities are carried at market, which

===============================================================================

                                                                             23.

================================================================================

approximates cost.

ENVIRONMENTAL EXPENDITURES - The Company complies with Statement of Position 96-1, "Environmental Remediation Liabilities," issued by the American Institute of Certified Public Accountants. In accordance with that statement and, as more fully described in Note 4, PST recorded environmental remediation expenses of $5.5 million in 1997 and $1.2 million in 1996.

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE - Basic and diluted earnings (loss) per share are based on the weighted-average number of common shares outstanding during the period. Because the Company has no dilutive securities, basic and diluted earnings (loss) per share are the same. During the fourth quarter of 1997 the Company adopted Financial Accounting Standards Board Statement No.128, "Earnings per Share." This resulted in no change to the Company's earnings per share data for any period presented in these financial statements.

INVESTMENT TAX CREDITS - Investment tax credits are accounted for using the flow-through method.

PENDING ACCOUNTING CHANGES - In June 1997, the Financial Accounting Standards Board issued Statement No. 130 "Reporting Comprehensive Income" and Statement No. 131 "Disclosures about Segments of an Enterprise and Related Information." Statement No. 130 establishes standards for reporting comprehensive income in financial statements. Statement No. 131 expands certain reporting and disclosure requirements for segments from current standards. The Statements are effective for fiscal years beginning after December 31, 1997 and the Company does not expect the adoption of these new standards to result in material changes to previously reported amounts or disclosures.

2.  SALE OF THE ASSETS OF THE FUEL SALES DIVISIONS OF PST

In October 1997, PST completed the sale of the assets of its wholesale fuel sales division located in Sacramento, California. This division was primarily engaged in the sale of diesel fuel and gasoline. As a result of the sale, the realization of accounts receivable, and the liquidation of fuel inventories, PST recorded a third quarter 1997 pretax loss of $988,000. The loss included severance and benefits for terminated employees and the estimated losses on the future collection of accounts receivable which were indemnified by PST.

In February 1998, PST sold the assets of its aviation fuel sales division located in Dallas, Texas. It is estimated that the combined effects of this sale, the results of operations from January 1, 1998 until the sale closed, and the shut-down costs will not result in any material gain or loss.

The sale of both fuel sales divisions of PST has resulted in the discontinuance of that business segment. Operating revenues of the discontinued fuel sales divisions of PST were $163,255,000 in 1997, $227,021,000 in 1996, and
$121,209,000 in 1995. The income (loss) from discontinued operations shown on the Consolidated Statement of Operations is net of applicable income tax provisions (credits) of ($1,013,000) in 1997, ($436,000) in 1996, and $235,000
in 1995. The loss on disposition shown for 1997 is net of tax credits of $405,000. Intercompany interest income (expense) based on outstanding advances to or from PSG recorded by the discontinued operation

================================================================================

24.

================================================================================

was ($283,000) in 1997, ($306,000) in 1996, and $119,000 in 1995. As of December
31, 1997, the net assets and liabilities of the discontinued operation were as follows (in thousands):

        Accounts receivable                       $7,557
        Fuel inventory                             3,504
        Other current assets                       2,424
        Office condominium and equipment,
         net of accumulated depreciation             727
        Current liabilities                       (6,919)
                                                --------
           Net assets                             $7,293
                                                ========

3.  LONG-TERM OBLIGATIONS

At December 31, 1997, PSG had $2.4 million outstanding under its October 1995 amended bank credit agreement consisting entirely of letters of credit (LC's). No additional LC's or any borrowings are permitted under the agreement which expires in 2000. All outstanding LC's require cash collateralization and PSG is required to maintain at least $3 million in cash and cash equivalents.

Statex has a separate bank credit agreement with $7.5 million available at December 31, 1997. The availability of borrowings in excess of $7.5 million depends upon the bank's valuation of the oil and gas reserves at the date such borrowings were requested. At December 31, 1997, $5 million was borrowed under this agreement. This source of funding is intended for the acquisition and development of properties which Statex may acquire in the future.

Long-term obligations at December 31, excluding current maturities, consist of the following (in thousands):

                                                              1997     1996
                                                            -----------------
Loans secured by six (ten in 1996) BAe 146 aircraft;
 bearing interest at 6.6% to 12%; due 2000                  $ 9,253   $23,738
Loans secured by five MD-80 aircraft; bearing interest at
   8.1% to 10.7%; due 1998 and 1999                           5,008    15,041
Loans secured by two MD-80 aircraft; bearing interest at
   7.3% and 11.9%; due 2004 and 2006                         18,251    19,720
Note payable secured by one Boeing 737 aircraft; bearing
 interest at 11.2%; due 2006                                 10,909    11,641
Note payable secured by one Boeing 737 aircraft; bearing
   interest at 11.6%; due 2002                                7,090     8,755
Bank credit agreement secured by producing oil and gas
   property; bearing interest at prime plus 1%; due 2000      5,000     3,000
                                                             ----------------
                                                            $55,511   $81,895
                                                            =================

Interest payments of $9,933,000, $14,393,000, and $15,285,000 were made in 1997,
1996, and 1995, respectively.

================================================================================

                                                                             25.

================================================================================

Principal payments on existing long-term obligations in each of the four years after 1998 are as follows: $13,906,000 in 1999; $14,617,000 in 2000; $4,965,000
in 2001; and $4,784,000 in 2002.  Payments after 2002 total $17,239,000.

4.  ENVIRONMENTAL REMEDIATION LIABILITY AND RELATED LITIGATION

Environmental remediation expenses of $5.5 million and $1.2 million were recorded in 1997 and 1996. These expenses relate to actual and estimated costs for the investigation and remediation (I&M) of potential soil and groundwater pollution at San Francisco International Airport (SFIA) where PST, as the operator of various fuel storage and distribution facilities, has been named as a potentially responsible party (PRP). Payment of amounts accrued as environmental remediation expenses is expected to continue through 2005.

PST's estimate of the I&M costs relates primarily to expenditures incurred or anticipated to be incurred in response to claims by the City and County of San Francisco (CCSF) for: 1) the removal or cementing-in-place of a 3.6 mile underground pipeline which has not been used since 1987; 2) PST's estimated portion of claims by CCSF for both specific projects and airport-wide I&M expenditures through June 30, 1997 (CCSF is seeking a total reimbursement in excess of $18.4 million from 26 tenants, plus potentially 51 other firms which operated at SFIA, and has not, to date, asserted its definitive allocation among the tenants or operators), plus PST's estimated portion of estimated future CCSF claims from July 1, 1997 through December 31, 1998; 3) I&M expenses for a small fuel storage facility removed in 1993; and 4) PST's portion of additional estimated I&M expenses related to future SFIA construction that will continue past the year 2000. There is a substantial likelihood that PST's estimate of SFIA expenditures may change in the near and long term to reflect updated information concerning: 1) the level, area, and method of remediation of contamination; 2) possible changes in PST's allocation of remediation expenses;
3) the possibility of claims, other than the Atlantic Richfield Company claims described below, being filed against PSG or PST by other PRPs; 4) other PRPs not being able or willing to fund their allocated portion of expenses; and 5) the size and complexity of the litigation described below, particularly if current efforts to put in place an alternative dispute resolution, also described below, are unsuccessful.

On July 11, 1997, CCSF filed a complaint against various present and former tenants who had operated fuel storage and other facilities at SFIA seeking to recover costs incurred in connection with the investigation and cleanup of contamination in and around SFIA (the CCSF Action). The CCSF Action, which is pending in the United States District Court for the Northern District of California (the Court), alleges claims based on the California Water Code, breach of contract, violation of CCSF rules and regulations, nuisance, waste, trespass, negligence, equitable indemnity, and declaratory relief. Neither the Company nor any of its subsidiaries is a named defendant in the CCSF Action.
PSG and PST, along with the majority of present and former tenants at SFIA, have entered into a tolling agreement with CCSF which tolls the statute of limitations and other time-based defenses that any of the parties to the tolling agreement have against another, and permits the parties to attempt to resolve their disputes regarding environmental cleanup at SFIA without the necessity of litigation. None of the parties to the tolling agreement are defendants in the CCSF Action, but the tolling agreement does not stop the future filing of lawsuits against PST or PSG by CCSF or others. The

================================================================================

26.

================================================================================

defendants in the CCSF Action are all present and former tenants who declined to sign the tolling agreement. The tolling agreement tolls any claims by CCSF and other participating tenants against PST or PSG arising out of PST's fuel storage and distribution facilities at SFIA. It also tolls any claims PST or PSG may have against CCSF or any of the participating tenants relating to environmental investigatory and cleanup costs at SFIA.

In September 1997, a defendant in the CCSF Action, Atlantic Richfield Company
(ARCO), filed two related cross-actions. In the first counterclaim, filed on September 2, 1997 against PSG and other parties, ARCO denies that it has any liability for any investigatory or remediation costs at SFIA and it also denies that it is jointly and severally liable for any environmental costs. ARCO seeks a judicial declaration stating the rights, obligations, and responsibilities of all of the parties for the contamination-related costs alleged in the CCSF Action. The second cross-action is a third party complaint, filed on September 17, 1997 in which ARCO alleges that PSG agreed to defend and indemnify ARCO in various lease agreements (covering certain pipelines, equipment, and facilities at SFIA) for all the contamination claims alleged against ARCO in the CCSF Action. ARCO asks for unspecified damages for breach of contract, a declaration of ARCO's rights under such contracts, and ARCO's costs and attorney's fees in the CCSF Action.

On October 21, 1997, the Court entered an order, based upon a stipulation, staying discovery in the CCSF Action and the related ARCO cross-actions, staying the parties' disclosure obligations, staying any motion practice, and staying any parties' obligations to file responsive pleadings or cross-actions to permit the parties and potential parties to meet and confer for the purpose of developing a mediation and/or case management plan for the case. Consequently, PSG has not filed a responsive pleading to the counterclaim or the third party complaint, and it has not filed any cross-actions.

Efforts continue to try to avoid the expense of litigation of these claims. On December 12, 1997, the Court, with the consent of the parties, issued a Case Management Order (Order). This Order provides for the parties to undertake a process which might ultimately lead to the claims being settled by alternative dispute resolution (ADR). This process involves additional fact gathering and settlement negotiation prior to entering into a mediation phase. The parties have agreed to submit a status report to the Court on April 15, 1998, and meet with the Court on April 24, 1998 to report on the progress of the mediation.
The stated goal of the parties is to resolve some claims on or before May 15, 1998, and to commence mediations on the unresolved claims by the end of 1998.
If the parties are unsuccessful in resolving all of the claims in the mediation process, then litigation of the unresolved claims will proceed in the CCSF Action. Litigation of the CCSF Action would likely be a substantially lengthier and more expensive process than ADR.

The Company is unable to determine the extent, if any, to which any expenditures which PST incurs in connection with environmental costs at SFIA may be recoverable from third parties, including the prior lessees of the facilities that PST took by way of assignment, other tenants at SFIA, or PST's insurers. Both the prior lessees and PST insurers have disputed PST's claims for recovery of SFIA environmental costs. One of the prior lessees, ARCO, has asserted indemnification claims against PSG and the remaining prior lessee has indicated that it will

================================================================================

                                                                             27.

================================================================================

assert a similar claim against PST. PST is not able to estimate and therefore has not recorded an estimate of potential recovery from or by the third parties.

The Company is subject to numerous local, state, and federal environmental laws, rules, and regulations, which expose the Company to the possibility of judicial or administrative actions for remediation and/or penalties. As a result of other future remediation projects or changes in regulatory requirements, the Company could incur additional future liabilities.

5. COMMON STOCK OPTIONS

During 1997 all outstanding stock options expired.   The stock option plan
expired in September 1994 and no more options may be granted.

6. AIRCRAFT LEASES AND AIRCRAFT SOLD

At December 31, 1997, PSG leased jet aircraft to three commercial airlines under agreements accounted for as operating or financing leases. Revenues from US Airways equaled 57%, 55%, and 60% of revenues from continuing operations in the years 1997, 1996, and 1995, respectively.

The future minimum lease payments scheduled to be received on aircraft currently under lease are (in thousands):

                                  Operating Financing
                                   Leases    Leases
                                  -------------------
               1998               $18,789   $12,754
               1999                18,650    12,837
               2000                17,055     9,735
               2001                 8,228     9,734
               2002                 2,424     9,736
               Later years          9,292    34,564
                                  -------------------
                  Total           $74,438   $89,360
                                  ===================

Information on financing leases at December 31 (in thousands):

                                                    1997       1996
                                                  ------------------
           Total investment                       $90,697    $98,744
           Unguaranteed residual values
             (included in total investment)        28,240     28,240
           Unearned income                         26,903     32,464

Aircraft under operating leases are depreciated to estimated residual values (which is sometimes equal to the stipulated lease termination values) totaling $31.2 million, or 18% of original cost.

During the fourth quarter of 1997, US Airways exercised its lease termination rights on four BAe 146 aircraft. As described in Note 1, three of these aircraft were being depreciated at a

================================================================================

28.

================================================================================

rate that the net book values would equal the termination values and, accordingly, there were no gains or losses on the sale of these aircraft. PSG recorded a pretax gain of $.5 million on the sale of the fourth aircraft. Gross proceeds to PSG for the four aircraft, including debt repaid, were $18.5 million.

On December 31, 1996, PSG sold its one-third interest in six Boeing 737-200 aircraft at the end of the lease term to the lessee and recorded a pretax gain of $1.8 million on gross proceeds of $3.1 million.

7.  PROVISION (CREDIT) FOR TAXES

The provision (credit) for taxes from continuing operations was comprised of (in thousands):

                                         1997       1996     1995
                                       ----------------------------

           Current:
            Federal taxes                $ 515    $   396
            State taxes                     94         23    $   62
           Deferred taxes                 (904)     2,916     1,914
           Reduction of tax liability              (5,564)
                                       ----------------------------
                                         $(295)   $(2,229)   $1,976
                                       ============================

The provision for income taxes in 1996 was reduced by $5.6 million due to the reduction of income tax liabilities recorded in prior years, but no longer required due to the completion of Internal Revenue Service audits and an evaluation of the pending California Franchise Tax Board (CFTB) assessment described below.

Income taxes and related interest of $367,000, $361,000, and $1,509,000 were paid in 1997, 1996, and 1995, respectively. In addition, refunds of prior years' income taxes of $951,000, $132,000, and $123,000 were received in 1997, 1996, and 1995, respectively.

A reconciliation between the amount computed by multiplying income (loss) from continuing operations before taxes by the statutory federal rate, and the amount of reported taxes is as follows:

                                                          Percent of Pretax
                                                            Income (Loss)
                                                        ---------------------
                                                        1997    1996    1995
                                                        ---------------------
Statutory federal rate                                   (35)%    35%     35%
Increase (reductions) in taxes resulting from:
   Reduction of tax liability                                    (80)
   State taxes net of federal income tax benefit           1       6       6
   Other                                                           1       1
                                                        ---------------------
                                                         (34)%   (38)%    42%
                                                        =====================

================================================================================

                                                                             29.

================================================================================

Significant components of deferred tax liabilities and assets for federal and state income taxes as of December 31, 1997 and 1996 are as follows (in thousands):

                                                      1997        1996
                                                    --------------------
Deferred tax liabilities:
  Depreciation                                      $ 61,794    $ 75,481
  Net effect of tax benefit transfer agreement         1,218         218
  Other                                               10,104      10,421
                                                    --------------------
     Total deferred tax liabilities                   73,116      86,120
Deferred tax (assets):
  Investment tax credit carryforward                 (12,524)    (12,524)
  Financing leases                                   (11,101)     (8,974)
  Write-downs of subsidiaries                         (9,943)     (9,943)
  Net operating loss carryforward                     (9,250)    (23,550)
  Capital loss carryforward                           (3,783)     (3,783)
  AMT credit carryforward                             (3,753)     (3,460)
  Other                                                  (38)        (40)
                                                    --------------------
     Total deferred tax (assets)                     (50,392)    (62,274)
  Valuation allowance                                 13,726      13,726
                                                    --------------------
     Net deferred tax (assets)                       (36,666)    (48,548)
                                                    --------------------
     Net deferred tax liability                     $ 36,450    $ 37,572
                                                    ====================

Certain reclassifications were made in the 1996 presentation of deferred tax assets to be consistent with the way the actual 1996 income tax returns were filed.

The valuation allowance against deferred tax assets relates to capital losses for which future realization is uncertain.

There is a federal tax net operating loss carryforward (NOL) of approximately $24.5 million at December 31, 1997, which expires beginning in 2005. A Separate Return Limitation Year (SRLY) net operating loss carryforward in the amount of $5.1 million (related to the discontinued metallic waste recycling segment) expires in 2005. A California net operating loss carryforward of approximately $11.3 million starts expiring in 1998. The unused investment tax credit (ITC) at December 31, 1997 is $12.5 million, which can be used to offset up to 75% of federal tax liability, expires from 2000 to 2002.

Because the Company has NOLs it is subject to certain tax regulations which could severely limit the usage and carryforward of NOLs and ITCs. Pursuant to Internal Revenue Code Sections 382 and 383, if, within a three year period, certain defined changes in ownership exceed 50% of the Company's outstanding shares, the future annual use of the NOLs and tax credits may be significantly limited. Refer to Note 1 for a discussion of restrictions on the transfer of common stock of the Company which were imposed through the June 5, 1996 Reorganization and designed to decrease the risk of an ownership change for federal income tax purposes.

================================================================================

30.

================================================================================

In February 1996, the CFTB issued notices of net deficiencies to PSG for the years 1987 through 1990. The net deficiencies total $5.9 million plus estimated interest of $9.2 million through December 31, 1997. PSG is protesting the adjustments proposed in these notices and the Company believes that adequate provision has been made in the Consolidated Financial Statements for possible assessments of additional taxes and interest.

8.  BUSINESS SEGMENTS

The Company operates, through subsidiaries, three business segments - aircraft leasing, oil and gas production and development, and fuel storage and distribution. Operating revenues; income (loss) from continuing operations before interest expense and taxes; depreciation, depletion, and amortization; identifiable assets at year-end; and capital additions for each of the Company's business segments for each of the three years ended December 31, 1997 are included under "Selected Financial Data" in each business segment's section of this Annual Report and are an integral part of these Consolidated Financial Statements. A reconciliation of this Selected Financial Data for the principal business segments follows (in thousands):

                                            1997        1996        1995
                                          --------------------------------
REVENUES FROM CONTINUING OPERATIONS:
  Principal business segments             $ 41,793    $ 45,268    $ 43,104
  Corporate and other                        1,972       2,763       3,085
                                          --------------------------------
     Total                                $ 43,765    $ 48,031    $ 46,189
                                          ================================
INCOME (LOSS) FROM CONTINUING
 OPERATIONS BEFORE INTEREST EXPENSE
AND TAXES:
  Principal business segments             $ 11,463    $ 23,028    $ 20,828
  Corporate and other                         (950)     (1,181)       (528)
                                          --------------------------------
     Total                                $ 10,513    $ 21,847    $ 20,300
                                          ================================
DEPRECIATION, DEPLETION, AND
 AMORTIZATION:
  Principal business segments             $ 18,640    $ 16,204    $ 15,920
  Corporate and other                           51          46          64
                                          --------------------------------
     Total                                $ 18,691    $ 16,250    $ 15,984
                                          ================================
IDENTIFIABLE ASSETS AT YEAR-END:
  Principal business segments             $195,186    $236,849    $254,838
  Corporate and other                       22,543      26,200      32,270
      Discontinued operations                7,293      17,034      12,204
                                          --------------------------------
     Total                                $225,022    $280,083    $299,312
                                          ================================
CAPITAL ADDITIONS:
  Principal business segments             $  5,391    $  4,077    $  1,263
  Corporate and other                           18          33
                                          --------------------------------
     Total                                $  5,409    $  4,110    $  1,263
                                          ================================

================================================================================

                                                                             31.

================================================================================

9.   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the Consolidated Statement of Financial Position, when it is practicable to estimate such value. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flow. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Statement 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The following methods and assumptions were used by the Company in estimating fair value disclosures for its financial instruments:

  CASH AND CASH EQUIVALENTS - The carrying amounts approximate fair value because of the short maturity of these items.

  U.S. GOVERNMENT SECURITIES - The fair value for U.S. Government securities is based on quoted market prices.

  NOTES RECEIVABLE - The fair value for notes receivable is estimated using discounted cash flow analyses, using interest rates which might be offered if the notes were renegotiated.

  CASH COLLATERAL ACCOUNT - The cash collateral account is invested in a fund which holds U.S. Government securities. The market value of the fund is equal to the cost.

  DEBT INSTRUMENTS - The fair value of debt is estimated using discounted cash flow analyses, based on management's best estimate of current market rates for similar types of borrowing arrangements.

The estimated fair value of financial instruments at December 31, 1997 and 1996 is as follows (in thousands):

                                            1997                  1996
                                    ------------------------------------------
                                    Carrying     Fair      Carrying      Fair
                                     Value      Value        Value      Value
                                    ------------------------------------------
Financial assets:
   Cash and cash equivalents        $10,921    $10,921    $  7,290    $  7,290
   U.S. Government securities         7,015      7,015       8,798       8,801
   Notes receivable                   2,041      1,994       2,565       2,582
   Cash collateral account            2,360      2,360       5,471       5,471
                                    ------------------------------------------
                                    $22,337    $22,290    $ 24,124    $ 24,144
                                    ==========================================
Financial liabilities:
   Debt instruments                 $73,722    $77,390    $105,785    $109,110
                                    ==========================================

================================================================================

32.

================================================================================

10.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
     (In thousands except per share data)


1997 QUARTERS                                        First*      Second*      Third*     Fourth
-----------------------------------------------------------------------------------------------

Continuing operations:
  Revenues                                          $11,002    $10,575       $11,446    $10,742
  Gross profit                                        6,019        111         2,529      4,983

Net income (loss) from continuing operations        $ 1,022    $(2,111)      $  (676)   $ 1,203
Net loss from discontinued operations                   (14)    (1,658)         (329)       (47)
                                                    -------------------------------------------
     Net income (loss)                              $ 1,008    $(3,769)      $(1,005)   $ 1,156
                                                    ===========================================
Basic and diluted earnings (loss) per share:
  Continuing operations                             $   .17    $  (.35)      $  (.11)   $   .20
  Discontinued operations                                         (.27)         (.06)      (.01)
                                                    -------------------------------------------
     Net income (loss)                              $   .17    $  (.62)      $  (.17)   $   .19
                                                    ===========================================

1996 QUARTERS                                       First*     Second*       Third*     Fourth*
-----------------------------------------------------------------------------------------------

Continuing operations:
  Revenues                                          $11,150    $11,175       $11,302    $14,404
  Gross profit                                        5,825      5,353         6,004      8,890

Net income from continuing operations               $   753    $   358       $ 1,136    $ 8,029
Net (income) loss from discontinued operations          118      1,209           (88)    (1,905)
                                                    -------------------------------------------
     Net income                                     $   871    $ 1,567       $ 1,048    $ 6,124
                                                    ===========================================
Basic and diluted earnings (loss) per share:
  Continuing operations                             $   .12    $   .06       $   .19    $  1.32
  Discontinued operations                               .02        .20          (.02)      (.31)
                                                    -------------------------------------------
     Net income                                     $   .14    $   .26       $   .17    $  1.01
                                                    ===========================================

* Restated as described in Note 1.

Gross profit is income from continuing operations before interest expense, general and administrative expenses, and taxes.

As described in Note 6, US Airways exercised its termination rights on four BAe 146 aircraft in the fourth quarter of 1997. A pretax gain of $.5 million was recorded on one of the aircraft and no gain or loss was recorded on the other three. The provision for income taxes in the fourth quarter of 1996 was reduced by $5.6 million due to the reduction of income tax liabilities recorded in prior years, but no longer required (see Note 7). Also in the fourth quarter of 1996,

================================================================================

                                                                             33.

================================================================================

PSG sold its one-third interest in six 737-200 aircraft for a pretax gain of $1.8 million.

11.   OIL AND GAS OPERATIONS (UNAUDITED)

CHANGES IN ESTIMATED NET PROVED DEVELOPED AND UNDEVELOPED RESERVES BASED ON INTERNAL RESERVE REPORTS (in thousands):

                                                           Oil       Gas
                                                         (Bbls)*    (Mcf)*
                                                         ----------------
December 31, 1994                                         5,082     3,026
  Revisions of previous estimates                          (106)      486
  Extensions, discoveries, and other additions               98
  Purchases of reserves in place                            149
  Production                                               (337)     (552)
                                                         ----------------
December 31, 1995                                         4,886     2,960
  Revisions of previous estimates                          (555)      237
  Extensions, discoveries, and other additions              371
  Purchases of reserves in place                            688        83
  Sales of reserves in place                                 (1)
  Production                                               (338)     (469)
                                                         ----------------
December 31, 1996                                         5,051     2,811
  Revisions of previous estimates                          (102)    1,445
  Extensions, discoveries, and other additions              335       427
  Purchases of reserves in place                             23       737
  Production                                               (395)     (767)
                                                         ----------------
December 31, 1997                                         4,912     4,653
                                                         ================

                                                          Oil        Gas
                                                         (Bbls)     (Mcf)
                                                         ----------------
Net proved developed reserves at December 31, 1995        3,237     2,960
                                                         ================
Net proved developed reserves at December 31, 1996        3,407     2,811
                                                         ================
Net proved developed reserves at December 31, 1997        3,408     4,313
                                                         ================

  * Bbls = barrels; Mcf = one thousand cubic feet

================================================================================

34.

================================================================================

CAPITALIZED COSTS AND COSTS INCURRED - The capitalized costs at December 31, 1997, 1996, and 1995 relating to oil and gas producing activities (all of which are in the continental United States) and costs incurred for the years ending December 31, 1997, 1996, and 1995 are presented below (in thousands):

                                                      1997        1996        1995
                                                  --------------------------------
Capitalized costs:
  Proved properties                               $ 44,325    $ 38,810    $ 35,118
  Unproved properties net of allowance for
    abandonments                                        39          15          24
                                                  --------------------------------
     Total                                          44,364      38,825      35,142
  Accumulated depreciation, depletion, and
    amortization                                   (21,658)    (18,549)    (17,665)
                                                  --------------------------------
     Net capitalized costs                        $ 22,706    $ 20,276    $ 17,477
                                                  ================================
Costs incurred:

  Property acquisition costs                      $  2,062    $  1,805    $    325
  Exploration costs, including unsuccessful wells        6           6          49
  Development costs                                  3,502       2,141         653
                                                  --------------------------------
     Total expenditures                           $  5,570    $  3,952    $  1,027
                                                  ================================


RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES - The results of operations for oil and gas producing activities (excluding general and administrative expenses and interest costs) for the years ended December 31, 1997, 1996, and 1995 were as follows (in thousands):

                                                        1997       1996       1995
                                                     -----------------------------
Oil and gas revenues                                 $ 9,925    $ 8,573    $ 6,848
Production costs                                      (5,298)    (4,050)    (3,923)
Exploration costs                                         (6)        (6)       (49)
Depreciation, depletion and amortization              (3,047)    (2,010)    (1,747)
                                                     -----------------------------
Income before income tax expense                       1,574      2,507      1,129
Income tax expense                                      (551)    (1,027)      (463)
                                                     -----------------------------
Income from operations for producing activities      $ 1,023    $ 1,480    $   666
                                                     =============================

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS - Pursuant to Statement of Financial Accounting Standards No. 69, all publicly-traded enterprises having significant oil and gas producing activities are required to present a standardized measure of the discounted future net cash flows relating to proved oil and gas reserve quantities, as well as the changes in significant components of the standardized measure from prior periods. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production and timing of development expenditures. The future cash inflows determined from such reserve data represent estimates only. Moreover, the present values should not be construed as the current market values of the Company's oil and gas reserves or the costs that would be incurred to obtain equivalent reserves. A market value determination

================================================================================

                                                                             35.

================================================================================

would include many additional factors including: (i) anticipated future increases or decreases in oil and gas prices and production and development costs; (ii) an allowance for return on investment; (iii) regulatory actions; (iv) the value of additional reserves, not considered proved at the present time, which may be recovered as a result of further exploration and development activities; and (v) other business risks. The future cash inflows are calculated using the market price of oil and gas at the end of the year presented. The following tables present the required information relating to proved oil and gas reserves as of December 31, 1997, 1996, and 1995 (in thousands):

                                                           1997        1996        1995
                                                       --------------------------------
Future cash inflows                                    $ 92,560    $139,650    $ 97,879
Future production costs                                 (51,685)    (59,125)    (45,508)
Future development and abandonment costs                 (6,582)     (7,667)     (6,874)
                                                       --------------------------------
Future net cash inflows before income taxes /(a)/        34,293      72,858      45,497
Future income tax expenses                               (5,936)    (18,146)    (10,064)
                                                       --------------------------------
Future net cash inflows                                  28,357      54,712      35,433
Discount factor at 10%                                  (13,621)    (24,139)    (17,584)
                                                       --------------------------------
Standardized measure of discounted future
   net cash inflows                                    $ 14,736    $ 30,573    $ 17,849
                                                       ================================

     (a) The present value of future net cash inflows before income taxes discounted at 10% was $17,006, $38,276, and $18,970 as of December 31, 1997,
1996, and 1995, respectively.

                                                            1997      1996      1995
                                                          --------------------------
Year-end market price used for future cash inflows:
   Crude oil - per barrel                                 $15.50    $24.25    $18.00
   Natural gas - per thousand cubic feet                    2.23      3.27      1.90

The following are the principal sources of change in the standardized measure of discounted future net cash inflows for the years ended December 31, 1997, 1996, and 1995 (in thousands):

                                                              1997       1996       1995
                                                           -----------------------------
Standardized measure at beginning of the year              $30,573    $17,849    $16,246
  Revenues less production costs for the year               (4,627)    (4,404)    (2,885)
  Net change in sales prices net of production costs       (21,573)    11,819      3,989
  Extensions and discoveries                                 1,367      2,147        216
  Changes in estimated future development costs                 45       (304)      (239)
  Costs incurred that reduced future development costs       1,760      1,976        132
  Revisions of previous quantity estimates                     511     (3,572)      (121)
  Accretion of discount                                      3,828      2,134      1,897
  Net change in income tax expense                           4,184     (4,210)      (769)
  Purchase of reserves in place                              1,583      5,115        615
  Sale of reserves in place                                                (3)
  Changes in production rates (timing) and other            (2,915)     2,026     (1,232)
                                                           -----------------------------
Standardized measure at end of year                        $14,736    $30,573    $17,849
                                                           =============================

===============================================================================

36.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
================================================================================


The Board of Directors and Stockholders
PS Group Holdings, Inc.

We have audited the accompanying consolidated statements of financial position of PS Group Holdings, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PS Group Holdings, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP

San Diego, California
February 13, 1998

================================================================================

                                                                             37.

PS GROUP HOLDINGS, INC.
DIRECTORS AND OFFICERS
================================================================================

DIRECTORS                          OFFICERS                          MANAGEMENT
PS GROUP HOLDINGS, INC.            PS GROUP HOLDINGS, INC.           PS TRADING, INC.
                                   AND PS GROUP, INC.

Charles E. Rickershauser, Jr.      Charles E. Rickershauser, Jr.     L. Travis Sanders
Chairman of the Board &            Chairman of the Board &           General Manager - Aviation Marketing
Chief Executive Officer            Chief Executive Officer
                                                                     John Shortley
J.P. Guerin*                       Lawrence A. Guske                 Controller
Vice Chairman of the Board,        Vice President - Finance &
Private Investor                   Chief Financial Officer

William H. Borthwick               Johanna Unger                     OFFICERS
Attorney-at-Law                    Vice President, Controller &      STATEX PETROLEUM, INC.
                                   Secretary
Steven D. Broidy
Private Investor                                                     B. Andrew Wilkinson
                                                                     President & Chief Operating
Robert M. Fomon                                                      Officer
President, Robert M. Fomon
and Company (a private                                               Dhar Carman
investment company)                                                  Executive Vice President &
                                                                     Chief Financial Officer
Donald W. Killian, Jr.*
Retired Attorney-at-Law                                              Stephanie Bronson
                                                                     Controller
Gordon C. Luce*
Independent Financial
Advisor

Christopher H.B. Mills
Chief Executive Officer
North Atlantic Smaller
Companies Investment Trust
(a United Kingdom publicly-
traded investment company)

Joseph S. Pirinea
Certified Public Accountant

*Member of the Audit Committee

================================================================================

38.

PS GROUP HOLDINGS, INC.
INVESTOR INFORMATION
================================================================================

COMMON STOCK TRANSFER AND DIVIDEND DISBURSING AGENT AND REGISTRAR

Questions regarding stockholder's accounts should be directed to:
  ChaseMellon Shareholder Services, L.L.C.
  P.O. Box 3315
  South Hackensack, New Jersey 07606
  800-356-2017
  www.chasemellon.com

The Common Stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol: PSG. As of March 4, 1998, there were 1,397 holders of record of the Company's Common Stock.

CORPORATE OFFICES

4370 La Jolla Village Drive, Suite 1050
San Diego, California  92122
619-642-2999
619-642-1955 (facsimile)

AUDITORS

Ernst & Young LLP
501 West Broadway, Suite 1100
San Diego, California  92101

ANNUAL MEETING

June 5, 1998
9:00 a.m.
Los Angeles Marriott - Downtown
333 South Figueroa Street
Los Angeles, California 90071

               _________________

The Company will supply to stockholders, upon written request to the Corporate Secretary at the corporate offices in San Diego, California, without charge, a copy of the 1997 Annual Report on Form 10-K (without exhibits).


MARKET PRICES OF COMMON STOCK

                       High       Low             High       Low
                       ----       ---             ----       ---
                            1997                       1996
                      ----------------           -----------------
  First quarter       14 1/2    12 1/2            11 1/8    9 3/8
  Second quarter      13 7/8    12 1/8            15       10 1/2
  Third quarter       14 15/16  12 3/8            13 5/8   11 5/8
  Fourth quarter      16 3/8    11 1/8            14 7/8   12 3/8

DIVIDENDS AND CASH DISTRIBUTIONS ON COMMON STOCK

Special cash distributions were declared and paid in 1997, 1996, and 1995. However, they are not precedents for future distributions. Following is a summary of these special cash distributions:

                                                          Form
                                                          1099
                     Year                     Tax        mailing
 Distribution     distributed     Year       status       date
   per share      by Company    received      (a)          (d)
---------------   -----------   --------   ----------    --------

December                 1995       1996   Return of     Jan. '97
  1995-$1.50                                capital (b)

December                 1996       1997   Return of     Jan. '98
  1996-$1.50                                capital (b)

August                   1997       1997    Taxable      Jan. '98
  1997-$1.50                                dividend

December                 1997       1998      (c)        Jan. '99
  1997-$2.50

(a) Tax status is subject to review by the IRS. Stockholders are advised to consult their tax advisors.
(b) Constitutes a return of capital and is not taxable as a dividend.
(c) Tax status to be determined - Form 1099 to be mailed in January 1999.
(d) Form 1099 is mailed in January of the year following the calendar year in which the distribution is received.

================================================================================

                                                                             39.