Form 10-K, Exhibit 13
period 1998-12-31
PS GROUP HOLDINGS INC
filed 1999-03-26
CIK 1013834

                                                                    EXHIBIT (13)

                          FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this 1998 Annual Report to Stockholders may be deemed forward-looking, such as: information relating to the future prospects of the aircraft lessees of PS Group, Inc. (PSG), the aircraft leasing subsidiary of PS Group Holdings, Inc. (the Company); the possible consequences of any unscheduled return of aircraft under lease; the possibility of 1999 sales of six BAe 146 aircraft owned by PSG or the potential future phase-out of six MD-80 aircraft owned by PSG from the fleet of the applicable lessee and the impact of such sales or phase-out on PSG's financial condition, results of operations, and net operating loss carryforwards; the potential liability for environmental contamination at the San Francisco International Airport (SFIA), the related cost of remediation and pending and potential litigation, and the recoverability of any portion of this cost from third parties; the estimated income tax liabilities due to the State of California for the tax years 1987 through 1990 and the estimated amounts due for other deferred tax liabilities; the tax treatment of the Company's special distributions to stockholders in 1995, 1996, 1997, and 1998; the availability of certain tax benefits, and the amount of otherwise-taxable income against which such benefits may be offset; the amount of 1999 capital additions; the estimated fair value of oil and gas properties owned by Statex Petroleum, Inc. (Statex), the oil and gas production and development segment of the Company, that was used in computing the impairment loss; the quantities of oil and gas reserves owned by Statex, and the related future net cash inflows from oil and gas producing activities; the volatility of the prices of crude oil and natural gas and the resultant effect on Statex including its ability to remain in compliance with financial loan covenants contained in its separate bank credit agreement and the Company's ability to pay the principal and interest outstanding under this credit agreement if the bank is unwilling to grant future waivers and declares the loan due and payable; and the impact of Year 2000 issues on the Company. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, but not limited to: the impact of the financial condition and results of operations of the lessees of PSG's aircraft; the effect of any 1999 sales of BAe 146 aircraft or the potential future phase-out of six MD-80 aircraft from the fleet of the applicable lessee on the Company's financial condition, results of operations, and net operating loss carryforwards; the uncertainties inherent in estimating the cost of environmental remediation and related pending and potential litigation at SFIA; the possibility that the final disposition of tax deficiencies asserted by the State of California will involve litigation or will be for an amount in excess of the amount estimated by the Company; the possibility of future adjustments to the deferred income tax liability; the possibility that the ultimate tax treatment of the special distributions to stockholders would be different than that determined by the Company; the efficacy of the transfer restrictions on the Company's common stock in preserving the Company's substantial tax benefits, the Company's ability to realize such benefits, and the possible effect of the availability of such benefits if stockholders of the Company do not vote to extend such transfer restrictions beyond their scheduled expiration in the year 2000; the impact on 1999 cash flow and borrowings to finance capital additions if capital additions vary from the current estimate; the impact of the actual quantities of oil and gas reserves and the related impact of the volatility of the prices of crude oil and natural gas on Statex, including the possibility of future impairment losses, the possibility of future non-compliance with financial loan covenants by Statex, and the possible inability of Statex to obtain waivers from its bank with respect to such noncompliance; the impact on the business, financial condition and results of operations of the Company if the Company or its subsidiaries, or third parties with which they have material business relationships, are unsuccessful in solving the Year 2000 issues in a timely manner; the impact of economic conditions on each business segment; the impact of competition; the impact of governmental legislation and regulation and possible future changes therein; and other risks detailed in this 1998 Annual Report to Stockholders and in filings the Company has made with the Securities and Exchange Commission. Should any of such risks or uncertainties materialize or should other assumptions prove incorrect, actual results or outcomes may vary materially from those contemplated in such forward-looking statements. The Company does not undertake to publicly update or revise its forward-looking statements.


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

                              (inside front cover)

PS GROUP HOLDINGS, INC.
CONSOLIDATED FINANCIAL HIGHLIGHTS
================================================================================

The Company (NYSE Symbol: PSG) operates, through subsidiaries, three reportable segments - aircraft leasing, oil and gas production and development, and fuel storage and distribution (principally at two California airports).

FOR THE YEAR                                  1998      1997       1996       1995       1994
-----------------------------------------------------------------------------------------------
                     (in thousands, except per share data and ratios)
Revenues from continuing operations         $ 32,251  $ 43,765   $ 48,031   $ 46,189   $ 47,116
Income (loss) from continuing
  operations                                   3,161      (562)    10,276      2,696     (5,178)
Income (loss) from discontinued
  operations                                            (2,048)      (666)       336     12,414
                                          -----------------------------------------------------
     Net income (loss)                         3,161    (2,610)     9,610      3,032      7,236
Basic and diluted earnings (loss) per
share:
  Continuing operations                          .52      (.09)      1.69        .44       (.85)
  Discontinued operations                                 (.34)      (.11)       .06       2.04
                                          -----------------------------------------------------
     Net income (loss) per share                 .52      (.43)      1.58        .50       1.19
Cash distributions per share/(a)/               3.00      4.00       1.50       1.50
Capital additions                              1,897     5,409      4,110      1,263        448

AT YEAR END
-----------------------------------------------------------------------------------------------
Total assets                                 171,729   225,022    280,083    299,312    351,347
Total debt                                    56,311    73,722    105,785    122,609    137,225
Stockholders' equity                          81,664    96,708    123,591    123,082    129,151
Stockholders' equity per share                 13.46     15.94      20.37      20.28      21.28
Debt to equity ratio                        .69 to 1  .76 to 1   .86 to 1     1 to 1  1.06 to 1

COMPARABILITY
--------------------------------------------------------------------------------

  As more fully described elsewhere in this Annual Report to Stockholders, the income (loss) from continuing operations is not comparable between years due, in part, to the following significant unusual items (all amounts except (ii) are pretax): (i) in 1998 and 1997, impairment losses of $12.8 million and $.5 million, respectively, were recorded on oil and gas properties; (ii) in 1998 and 1996, an $8 million and $5.6 million, respectively, reduction of income tax liabilities was recorded; (iii) in 1997 and 1996, $5.5 million and $1.2 million, respectively, of environmental remediation expenses were recorded; (iv) in 1998 and 1997, $.7 million and $3.5 million, respectively, of additional depreciation expense was recorded on five (two in 1998) BAe 146 aircraft; (v) in 1997, a $.5 million gain was recorded on the sale of one BAe 146 aircraft; (vi) in 1996, a $1.8 million gain was recorded on the sale of an interest in six 737-200 aircraft; (vii) in 1995, a $1.7 million loss on disposition of 747 aircraft was recorded and in 1994, a write-down of $7.2 million was recorded related to 747 aircraft previously leased to airlines which had declared bankruptcy; (viii) in 1994, an accrual of $5 million was made for the settlement of securities litigation; and (ix) in 1994, a gain (net of losses) of $.6 million was recorded on marketable equity securities' transactions.

  During the fourth quarter of 1997 and the first quarter of 1998, the assets of the wholesale and aviation fuel sales divisions, respectively, of PS Trading, Inc. (PST), a wholly-owned subsidiary of PSG, were sold. Accordingly, fuel sales is shown as discontinued in all periods presented. In 1994, the assets of the travel management segment and the major asset of the metallic waste recycling segment were sold. Accordingly, these two segments are shown as discontinued operations in 1994.

(a) The special cash distributions in 1998, 1997, 1996, and 1995 are not precedents for future distributions. See page 43 for additional information on these distributions.

================================================================================

                                                                              1.

AIRCRAFT LEASING
================================================================================

The aircraft leasing business, conducted by PSG, represents the major portion of the Company's assets and its largest source of cash flow and revenues. Aircraft leasing contributed $23.9 million to 1998's consolidated revenues from continuing operations, or 74% of the total. As of December 31, 1998, twelve PSG aircraft were under lease to US Airways, Inc. (US Airways), two to Continental Airlines, Inc. (Continental), and one to America West Airlines, Inc. (America
West). All of these aircraft meet Federal Stage 3 noise requirements and qualify for operation in the United States without modification beyond 1999. Of the 15 aircraft, nine are operated by the lessees in scheduled passenger service in the continental United States. The remaining six aircraft are subleased by US Airways although US Airways continues to be responsible for the leases.
Refer to Management's Discussion and Analysis of Financial Condition for information on the operating results of the leasing segment for the years 1996 to 1998 and known trends.

The PSG aircraft leases expire in the following years:

            Aircraft Type     1999  2000  2001  2004  2006  2008  Total
            -------------     ----  ----  ----  ----  ----  ----  -----
               BAe 146-200             6                              6
               MD-80             1           3     2           1      7
               737-300                                   1     1      2
                                                                    ---
                                                                     15
                                                                    ===

POTENTIAL EARLY LEASE TERMINATIONS AND AIRCRAFT SALES. US Airways has advised the Company that it may exercise its lease termination rights during the first half of 1999 to acquire the remaining six BAe 146 aircraft it currently leases from PSG at specified lease termination values. If all six of these aircraft were acquired by US Airways under its lease termination rights in 1999, there would be a net gain of approximately $.9 million and the net cash proceeds would aggregate approximately $13.8 million after debt repayment of approximately $9.3 million. The tax gains on these sales would utilize all of the remaining estimated $15.5 million net operating loss carryforwards and approximately $2 million of the investment tax credit carryforward. PSG has no control over US Airways' possible additional sales of any of the remaining six leased BAe 146 aircraft and there are no assurances such sales will occur.

TYPE OF AIRCRAFT LEASES. In general, substantially all the obligations connected with the operation and maintenance of the leased aircraft, including maintaining insurance at specified levels in the leases, are assumed by the lessee and minimal obligations are imposed upon PSG. PSG carries supplemental total loss insurance coverage on certain leased aircraft when the insured value specified in the lease and provided by the lessee is less than the current estimated market value of the aircraft. The leases also generally provide options to the lessee to extend the lease at stipulated or fair market value lease rates or purchase the aircraft at a stipulated amount or at fair market value at the end of the lease term or earlier in certain cases. Most of the PSG leases and related aircraft are encumbered by debt that will be fully amortized on or before the end of the lease term.


================================================================================

6.

================================================================================

PSG'S AIRCRAFT LESSEES. Since PSG's leases are relatively long-term and are net leases, PSG is affected by both the current and long-term futures of its three lessees. A summary of the recent results and current status of each of PSG's lessees follows. ALL INFORMATION (EXCEPT AS OTHERWISE EXPRESSLY INDICATED) CONTAINED IN THIS ANNUAL REPORT RELATING TO PSG'S THREE AIRCRAFT LESSEES WAS OBTAINED FROM PUBLISHED MEDIA REPORTS. PSG REFERS READERS TO PUBLIC INFORMATION REGARDING US AIRWAYS, CONTINENTAL, AND AMERICA WEST FOR FURTHER DETAILS RELATING TO THEIR FINANCIAL CONDITION AND ASSUMES NO RESPONSIBILITY FOR THE ACCURACY OF SUCH INFORMATION.

 . US AIRWAYS leases six MD-80 aircraft and six BAe 146-200 aircraft from PSG.
  Lease revenues from US Airways were 81% of total lease revenues for 1998.

  All of the BAe 146 aircraft are subleased and generally the subleases extend through US Airways' primary lease term which expires in the fall of 2000. These sublessees are smaller commuter airlines, most of which are start-up carriers. Three of the BAe 146's are subleased by US Airways to a U.S. airline and the remainder are subleased to two European airlines.

  In October 1997, US Airways announced an agreement to acquire up to 400 A320-type aircraft manufactured by Airbus Industrie G.I.E. (Airbus). In a press release dated February 2, 1999, US Airways confirmed that it has 128 Airbus aircraft on firm order. In its Form 10-K for the year ended December 31, 1998, it had indicated that, as of March 19, 1999, ten of these aircraft had been delivered, 29 were scheduled to be delivered during the remainder of 1999, and 89 were scheduled to be delivered in the years 2000-2002. US Airways has also announced that the Airbus aircraft deliveries would result in the phase-out of US Airways' MD-80's, as well as its earlier generation DC-9-30's and 737-200 aircraft. US Airways has advised PSG that it is not currently in a position to indicate to PSG the specific effect of the aircraft phase-out on the six MD-80's which are leased from PSG. US Airways operates 31 MD-80's. PSG believes that US Airways' older aircraft (DC-9-30's and 737-200's) will be phased-out first as US Airways takes delivery of Airbus aircraft.

  US Airways reported record pretax income of $936 million for 1998. US Airways' unit costs declined slightly in 1998 but remain the highest of the major U.S. airlines. During 1997, US Airways reached agreement with its pilots on a new five-year labor contract which provides concessions in pay increases and work rules. The agreement also allows US Airways to establish a low-cost, low-fare product to compete directly against Southwest, Delta Express, and AirTran Airlines. As part of the labor contract, US Airways agreed to "grow" the airline by at least 2.5% per year. As a result of this growth commitment, US Airways ordered the 128 new Airbus aircraft, as mentioned above. US Airways is continuing negotiations with its other labor unions for similar concessions to those received from the pilots. US Airways' third quarter 1998 Form 10-Q stated, in part: "The Company continues to be highly leveraged, as evidenced by the Company's high debt burden. The Company and its subsidiaries require substantial working capital in order to meet scheduled debt and lease payments and to finance day-to-day operations. The Company's agreements to acquire up to 430 new Airbus aircraft, accompanying jet engines and ancillary assets will increase the Company's financing needs and result in a significant increase in its financial obligations and debt burden. Adverse changes in certain factors that are generally outside the

================================================================================

                                                                              7.

================================================================================

  Company's control, such as an economic downturn, additional government regulations, intensified competition from lower-cost competitors or increases in the cost of aviation fuel, could have a material adverse effect on the Company's results of operations, financial condition, and future prospects. The Company's results of operations and financial condition are particularly susceptible to adverse changes in general economic and market conditions due to US Airways' high cost structure relative to its major competitors." In US Airways' January 20, 1999 press release reporting 1998 results, the President and CEO of US Airways indicated that progress was made in 1998 by stating, in part: "During this year a comprehensive, fundamental platform for improved market position was established, and the professionalism and team spirit of our employees are reflected in these results and other accomplishments of 1998." At December 31, 1998, US Airways' cash, cash equivalents, and short-term investments remained strong totaling approximately $1.2 billion.

 . CONTINENTAL leases one MD-80 and one 737-300 from PSG. Continental reported a record pretax profit of $770 million for 1998. Continental's cash and cash equivalents were approximately $1.4 billion at December 31, 1998. While still highly leveraged, Continental has strengthened its financial position and operating results.

 . AMERICA WEST leases one 737-300 aircraft from PSG. America West is partially owned by Continental (1% ownership interest, 8.3% voting interest) and both carriers have implemented various programs to cross-feed passengers and reduce common costs. America West continued to expand operations in 1998. America West reported record pretax profits of $185 million for 1998. Cash, cash equivalents, and short-term investments totaled approximately $183 million at Septembber 30, 1998. America West continues to be one of the lowest-cost airline operators.

OPERATING STATISTICS (at year-end)                 1998  1997  1996  1995  1994
-------------------------------------------------------------------------------
NET AIRCRAFT LEASED:/(a)/
 BAe 146-200 aircraft/(b)/                          6.0   6.0  10.0  10.0  10.0
 MD-80 aircraft                                     7.0   7.0   7.0   7.0   7.0
 737-300 aircraft                                   2.0   2.0   2.0   2.0   2.0
 737-200 aircraft/(c)/                                -     -     -   2.0   2.3
                                                 ------------------------------
   Total aircraft leased                           15.0  15.0  19.0  21.0  21.3

 Aircraft leased under operating leases            10.0  10.0  14.0  16.0  16.3
 Aircraft leased under financing leases             5.0   5.0   5.0   5.0   5.0
AIRCRAFT HELD FOR SALE - 747-100 aircraft/(d)/        -     -     -     -   2.0

  (a) At December 31, 1998, PSG had a 100% interest in all aircraft shown.
  (b) These aircraft have not been operated by US Airways since the spring of 1992 and at December 31, 1998, all are subleased by US Airways to other airlines. In the fourth quarter of 1997, US Airways exercised its lease termination rights by purchasing (and subsequently selling) four of the BAe 146 aircraft.
  (c) During 1996, PSG sold its 1/3 interest in the six 737-200 aircraft to the lessee and, during 1995, one 737-200 aircraft, in which PSG had a 1/3 interest, was declared a casualty loss.
  (d) During 1995, the two 747-100 aircraft were sold.


================================================================================

8.

OIL AND GAS PRODUCTION AND DEVELOPMENT
================================================================================

Oil and gas operations are conducted by Dallas-based Statex Petroleum, Inc. (Statex), a wholly-owned subsidiary of PSG. Statex had 1998 revenues of $6.1 million which represented 19% of the Company's 1998 consolidated revenues. Statex is an independent oil and gas producing company which focuses primarily on properties with secondary recovery and/or development potential. Most of Statex's oil and gas properties are located in North-Central and West Texas, and in Western Oklahoma. Statex sells its oil and gas at the point of production.

Statex was materially affected by the significant decrease in the prices of crude oil and natural gas during 1998. The average 1998 price for oil was 34% less than in 1997 and the average price for gas was 21% less. Principally as a result of these declines, Statex recorded impairment losses totaling $12.8 million during 1998 versus a $.5 million impairment loss in 1997 (refer to Note 1 of the Notes to the Consolidated Financial Statements for complete information). Statex's pretax results, before the impairment losses, were also significantly affected. In 1998, there was a pretax loss (before impairment loss) of $1.6 million versus a pretax profit of $1.1 million in 1997. Refer to Management's Discussion and Analysis of Financial Condition for additional information on Statex's operating results for 1996 to 1998 and known trends. As a result of these lower prices, management has instituted strict cost control procedures especially since the main Statex properties involve secondary recovery with extremely high volumes of water injection which results in high operating costs. During the latter part of 1998, a number of wells were "shut-in" and the volume of water injected was reduced in order to trim costs.

During 1998, Statex borrowed $.8 million under its bank credit agreement bringing the total borrowings to $5.8 million. Due to losses in the third and fourth quarters of 1998, Statex did not meet a financial covenant contained in this agreement relating to the fixed charge ratio - refer to Management's Discussion and Analysis of Financial Condition for additional information, including the waiver of this covenant by the bank for the fourth quarter of 1998.

PRODUCTION AND RESERVES. The dramatic drop in oil and gas prices affected both the volumes produced as well as Statex's economic remaining reserves at December 31, 1998. December 1998 net sales volumes declined 26% from the December 1997 levels (776 barrels of oil per day (BOPD) compared to 1,051 BOPD in 1997). Over all, yearly production decreased from 1,066 BOPD and 1,942 MCF of gas per day (MCFPD) in 1997 to 985 BOPD and 1,408 MCFPD in 1998. This represented an 8% decline in oil and a 27% decline in gas production. The low oil prices have also rendered several undeveloped projects uneconomic, thereby significantly reducing the total oil reserves as of December 31, 1998. As shown in Note 10 of the Notes to the Consolidated Financial Statements, there was a 16% reduction in oil reserves due to revisions of prior estimates, which were largely attributable to certain undeveloped projects becoming uneconomic.

ACTIVITIES. The decline in oil and gas prices also sharply reduced Statex's acquisition and development programs during 1998. Reduction of costs and maximization of injection effectiveness were the key priorities. Capital additions decreased from $5.3 million in 1997 to $1.9 million in 1998. The 1998 capital additions were principally for infield and lease maintenance drilling, as well as for the acquisition of an interest in two producing properties described below. 1999 capital additions are budgeted at $1.6 million, approximately $.6 million of which is for lease maintenance drilling and approximately $1 million is for acquisitions. Any

================================================================================

                                                                              9.

================================================================================

Any additional drilling or acquisitions in 1999 will be based on the economics of the current lower market prices for oil and gas. If available, State's bank credit agreement will be used to finance or assist in financing its planned capital additions.

As a result of the lower oil and gas prices, only 12 wells were drilled in 1998 compared to 29 in 1997. No drilling was done at State's 100%-owned core property, Eliasville, located in Stephens County, Texas. Six wells were drilled in Viejos, a Pecos County, Texas outside operated property, which is primarily gas. In addition, at the beginning of 1998 Statex drilled two wells in Howard County, Texas.

Two small acquisitions were made by Statex late in 1998, both operated by others; one in West Texas, the other in North Dakota. While both have substantial reserves, future market prices will determine the final economics.

----------------------------------------------------------------------------------------------------
OPERATING STATISTICS                                    1998      1997      1996      1995      1994
----------------------------------------------------------------------------------------------------
Proved reserves at year-end:
 Crude oil (Mbbls)                                     4,106     4,912     5,051     4,886     5,082
 Natural gas (MMcf)                                    4,255     4,653     2,811     2,960     3,026
Undeveloped oil and gas acreage at year-end:
 Gross/(a)/                                            5,486     6,006     6,235     3,388     6,586
 Net/(b)/                                              2,512     2,592     2,494       615       902
Producing wells at year-end:
 Gross/(a)/                                              316       260       214       121       107
 Net/(b)/                                                164       175       147        83        81
Production:
 Crude oil (Mbbls)                                       365       395       338       337       405
 Natural gas (MMcf)                                      566       767       469       552       520

Wells drilled:/(c)/
 Gross/(a)/                                              12        29        15         2         -
 Net/(b)/                                                 5        21        12         1         -
Average price during year:
 Crude oil - per barrel                               $13.18    $20.07    $21.90    $17.56    $16.21
 Natural gas - per thousand cubic feet                $ 2.02    $ 2.56    $ 2.11    $ 1.59    $ 1.99
Year-end price:
 Crude oil - per barrel                               $ 9.50    $15.50    $24.25    $18.00    $16.00
 Natural gas - per thousand cubic feet                $ 1.86    $ 2.23    $ 3.27    $ 1.90    $ 1.50

Average production costs per equivalent barrel        $10.36     $ 9.49    $ 9.07    $ 8.74    $ 7.88
Employees at year-end                                      9          9         8         8         8

Mbbls = thousands of barrels
MMcf = millions of cubic feet

 (a) Gross refers to the total amount owned by all participants.
 (b) Net refers to Statex's ownership interest in the gross amount.
 (c) One of the wells drilled in 1998 was an exploratory well and it was a dry hole. There were no wells in process at year-end.

================================================================================

10.

FUEL STORAGE AND DISTRIBUTION
================================================================================

The fuel storage and distribution segment is operated by PST. PST owns limited fuel storage and distribution facilities at San Francisco International Airport
(SFIA), Los Angeles International Airport (LAX), Oakland International Airport
(OAK), and Sacramento International Airport (SMF). Revenues of this segment amounted to only $.8 million, or 2% of 1998's total revenues.

PST's revenues, which are primarily based on usage, are derived from the SFIA and LAX facilities which are operated or maintained by third parties under agreements that specify that PST is responsible for the cost of all repairs and maintenance.

SFIA is constructing a major new international terminal which, when completed, will result in the demolition of the existing terminal served by PST's fuel distribution lines. The latest estimate provided by SFIA is that the new international terminal will be completed in 2000. PST has been advised by the third-party operator of its fuel storage tanks at SFIA that its current estimate is that these tanks will be taken out of service as early as 2001 when new fuel storage tanks are constructed by third parties. When the existing SFIA terminal is demolished and when the PST storage tanks are taken out of service, PST will then be required to remove its fuel pipelines and storage tanks and remediate known soil and ground water contamination. The liability for the estimated cost of removal and site remediation is included in the environmental remediation liability described in Note 4 of the Notes to the Consolidated Financial Statements.

The ground lease for the LAX fuel distribution lines extends through 2016, but under the terms of the lease, the airport would have the right to terminate the lease early if it so desires. PST is attempting to sell its OAK fuel storage facility which is on property leased through January 2011. The ground lease for the SMF fuel storage facility has expired and the two small above ground tanks will be sold or demolished.

Refer to Management's Discussion and Analysis of Financial Condition for information on PST's operating results for 1996 to 1998 and known trends.

================================================================================

                                                                             11.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
================================================================================


Reference is made to the item captioned "Forward-Looking Statements" on the inside front cover of this Annual Report to Stockholders.

In addition to the information set forth below, reference is made to the individual sections on each reportable segment presented elsewhere in this Annual Report (which are incorporated by reference herein) for a description of each of the Company's reportable segments and certain risks and uncertainties.

FINANCIAL CONDITION

Refer to the Consolidated Statements of Cash Flows for detailed components of the Company's cash flow activities. At December 31, 1998, the Company's principal sources of liquidity were cash, cash equivalents, and U.S. Government securities totaling $4.4 million, a $12.4 million decrease from December 31, 1997. The major components of the change in liquidity are as follows (in thousands):

From continuing operations:
   Sources of liquidity:
      Operations, before tax payment shown below              $ 14,454
      Financing leases and other                                 7,501
      Sales of securities and reduction in cash collateral       2,091
      Bank borrowings by Statex                                    800
   Uses of liquidity:
      Payment of long-term obligations                         (18,211)
      Cash distributions to stockholders                       (18,205)
      Payment of prior years' state income tax liability        (6,040)
      Capital additions                                         (1,897)
                                                            ----------
    Net use by continuing operations                           (19,507)
Cash provided from discontinued operations                       7,154
                                                            ----------
    Net decrease in liquidity                                 $(12,353)
                                                            ==========
Components of net decrease in liquidity:
  Decrease in cash and cash equivalents                       $ (7,174)
  Decrease in U.S. Government securities                        (5,179)
                                                            ----------
    Net decrease in liquidity                                 $(12,353)
                                                            ==========

At December 31, 1998, PSG had $1.4 million outstanding under its October 1995 bank credit agreement consisting entirely of letters of credit (LC's). No additional LC's or any borrowings are permitted under the agreement which expires in 2000. All outstanding LC's require cash collateralization and PSG is required to maintain at least $1 million in cash and cash equivalents.

Statex has a separate bank credit agreement collateralized by its major oil and gas properties. As of December 31, 1998, $5.8 million was borrowed under this agreement. Due to losses in the third and fourth quarters of 1998, Statex did not meet a financial covenant contained in its bank loan agreement relating to the fixed charge ratio. In November 1998 and March 1999, Statex obtained waivers from the bank relating to its non-compliance with this financial

================================================================================

12.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
================================================================================

covenant in the third and fourth quarters of 1998. It is possible that future losses could cause Statex to again be out of compliance with this financial covenant or with other covenants in its bank credit agreement. There can be no assurances that the bank will be willing to grant additional waivers in the future. If any needed additional waivers are not granted, the bank could by notice to Statex declare the outstanding principal and interest due and payable. The Company believes that if the bank declared the Statex note due and payable, and if the Company felt it was appropriate, then it would have adequate funds to advance to Statex to pay the outstanding principal and interest.

PSG's aircraft lease portfolio represents the major portion of the Company's assets and its largest source of cash flow. The lease portfolio consists of 15 aircraft, the preponderance of which are 12 aircraft leased to US Airways. As of December 31, 1998, PSG had $92.3 million of assets related to aircraft leased to US Airways for which realization is substantially dependent upon the future performance of US Airways.

Refer to Note 6 of Notes to the Consolidated Financial Statements for a description of the payment of prior years' state income tax liability.

The Company believes that its cash, cash equivalents, and U.S. Government securities, plus projected cash flow, are adequate to meet the operating and capital needs of the Company in both the short and long-term. All of the Company's budgeted 1999 capital additions of approximately $1.6 million relate to Statex. If available, Statex's bank credit agreement will be used to finance or assist in financing its planned capital additions.

YEAR 2000 ISSUES

The Company and each of its subsidiaries are working to resolve the potential impact of the Year 2000 on the ability of their computerized information systems to accurately process information that may be date sensitive. Any system that recognizes a date using "00" as the year 1900 rather than the year 2000 could result in errors or systems failures. The Company, PSG and PST share a number
of common computer systems in their operations.   In addition, Statex uses a
number of computer systems in its operations. Since all of these systems use only standardized computer programs developed by major software vendors, the Company and its subsidiaries are dependent on those software vendors to make the needed modifications to accommodate the Year 2000. Some of these programs have already been modified. For other programs, the vendors have indicated that the modifications will be completed in advance of the Year 2000, although some of the vendors have stated that there are no assurances that this will be accomplished. As a contingency, if any vendor does not modify its software to address the Year 2000 issues on a timely basis, the Company believes that there will be appropriate alternative software available that is Year 2000 compliant and that can be substituted with no material effect on operations. The Company and its subsidiaries believe, based on advice from outside consultants, that their computer hardware is already Year 2000 compliant. Based on information currently available, the Company believes that the costs to address the Year 2000 issues discussed above will be less than $100,000 and that the software modifications using existing or substitute vendors will be completed by mid-1999.

The Company and its subsidiaries are dependent upon third party providers to perform many services including insurance coverage, employee benefit programs, shareholder related services, printing, utilities, and communications. The Company has received correspondence from most

================================================================================

                                                                             13.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
================================================================================

of these providers which indicates that they expect to address their significant Year 2000 issues on a timely basis. The Company will continue to monitor the progress of all of its significant third party providers. The Company has no control over these providers becoming Year 2000 compliant. As a contingency, if a provider does not become Year 2000 compliant in a timely manner, the Company, in many cases, may be able to change to another service provider that is compliant. Such a contingency plan is expected to be in place by mid-1999.

The Company's largest revenue source is aircraft lease revenue from US Airways, America West Airlines, and Continental Airlines. Lease revenue represented 74% of total revenues for the year ending December 31, 1998. Revenue from US Airways alone represented 60% of total revenues for the same period. The Company has approached each lessee regarding its compliance with Year 2000 issues. Each has indicated to the Company and in filings made with the Securities and Exchange Commission that it is not currently Year 2000 compliant. However, each has disclosed that they are working toward becoming compliant. These lessees have further indicated that they could suffer material adverse effects on their results of operations and financial condition if they or third parties they rely upon are not Year 2000 compliant. Such an adverse effect could jeopardize the lessees' ability to make lease payments to the Company.
The Company has no control over these lessees becoming Year 2000 compliant and there is no contingency plan. In the event that failure to become Year 2000 compliant on the part of any lessee adversely affects its ability to make lease payments to the Company, the Company is unable to estimate the amount of lease revenue, if any, that would not be paid. It is possible that the Company could sustain a significant interruption in its revenue stream that would affect the Company's ability to make its debt payments on loans secured by leased aircraft.

Oil and gas revenues generated by Statex amounted to 19% of consolidated revenues for the year ending December 31, 1998. Approximately 66% of Statex's revenues comes directly or indirectly from Sunoco, Inc. Sunoco has disclosed in public filings that, while it is not yet compliant, it is working to resolve its Year 2000 issues. To the extent that Sunoco or other current purchasers from Statex were unable to purchase oil and gas due to Year 2000 issues, Statex expects that, at least in most cases, it will be able to find alternative purchasers. However, there is no assurance that this could be done or that pricing from alternative purchasers would be the same as that obtained from current purchasers. A contingency plan for alternative purchasers is expected to be in place by mid-1999. Most of Statex's power to operate its production equipment comes from one large Texas utility. In public filings, this utility has disclosed that, while it is not yet Year 2000 compliant, it is working to resolve these issues. Statex's operations could be negatively impacted if this utility company or any of its other utility providers were not Year 2000 compliant and could not provide their services. The Company is unable to estimate the potential impact on its operations if Statex's customers or its utility providers are not Year 2000 compliant.

If the Company or its subsidiaries, or any third parties with which they have material business relationships, are unsuccessful in solving the Year 2000 issues in a timely manner it could have a material adverse effect on the Company's business, financial condition, and results of operations. Beyond the information disclosed above, the Company is unable to determine the extent of such potential adverse effects.

================================================================================

14.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
================================================================================

USAGE OF TAX LOSS CARRYFORWARDS

The Company has substantial net operating loss carryforwards, investment tax credit carryforwards, and other tax benefits (the Tax Benefits) for use in offsetting future taxable income. As discussed in Note 6 of the Notes to Consolidated Financial Statements, as of December 31, 1998, the Company believes it had approximately $15.5 million of federal net operating loss carryforwards and $12.5 million of federal investment tax credit carryforwards, plus other state and federal tax benefits. Besides the customary financial and legal difficulties ordinarily involved in using these Tax Benefits, there is a special limitation on the use of these Tax Benefits that arises when an "ownership change" occurs for federal income tax purposes. Generally speaking, an "ownership change" occurs whenever, within a three-year period, the aggregate ownership of a company's stock by its "5-percent shareholders" (as defined by the applicable federal income tax regulations) increases by more than 50
percentage points. Making the calculation is complex and uncertain.   The
Company believes that as of December 31, 1998, no "ownership change" had occurred with respect to the Company, but that the aggregate percentage point increase in the ownership of the Company's stock by "5-percent shareholders"
during the preceding three-year period was approximately 7%.   Certain "5-
percent shareholders' " ownership interests are not included in the 7% because such shares have been held for more than three years. If such shares (held more than three years by "5-percent shareholders"), which approximate 45% ownership at December 31, 1998, are sold, they would be reflected in the change in ownership percentage calculation for three years from the date of sale and could, dependent on the number of shares sold, result in an "ownership change." The sole purpose of the Reorganization, described in Note 1 of Notes to the Consolidated Financial Statements, was to help preserve the Tax Benefits by decreasing the risk of an ownership change for federal income tax purposes. The Reorganization was intended to accomplish this purpose by imposing certain Transfer Restrictions (as described in Note 1 of Notes to the Consolidated Financial Statements) on the transfer of shares of the Company. The transfer restrictions, by their terms, are scheduled to expire immediately following the conclusion of the Company's annual meeting of stockholders for the year 2000, unless the stockholders pass a resolution extending such expiration date. While the Company believes that the Transfer Restrictions will be enforceable, if the binding nature of the Transfer Restrictions were challenged, there is no assurance that a court would hold that the Transfer Restrictions are enforceable. Furthermore, while the Company believes that the remedies provided in the Transfer Restrictions are generally sufficient, it is possible that the relevant tax authorities will take the position the Transfer Restrictions do not provide adequate remedies for tax purposes with respect to every transaction that the Transfer Restrictions purport to prevent. Therefore, even with the Transfer Restrictions in place, it is possible that transactions could occur that would severely limit the Company's ability to utilize the Tax Benefits. In addition, there can be no assurance that legislation will not be adopted that would limit the Company's ability to utilize the Tax Benefits in future periods. However, the Company is not aware of any proposed legislation for changes in the tax laws that could materially impact the ability of the Company to utilize the Tax Benefits.

================================================================================

                                                                             15.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
================================================================================

RESULTS OF OPERATIONS FROM 1996 TO 1998 AND KNOWN TRENDS

Refer to Note 7 of Notes to the Consolidated Financial Statements for revenues; interest; depreciation, depletion, and amortization; and segment profit or loss shown by reportable segment.


AIRCRAFT LEASING SEGMENT

Aircraft leasing revenues declined each year since 1996 for the following reasons: (i) certain lease revenues were discontinued during the last three years due to the sale of four BAe 146 aircraft in the fourth quarter of 1997 and the sale of an interest in six 737-200 aircraft in December 1996; (ii) there was reduced revenue recognition associated with aircraft leased under financing leases; (iii) there were lease rate resets on certain aircraft leases tied to lower interest rates (these lower lease rates were matched by lower interest expense amounts on the related debt); and (iv) 1996 included a $1.8 million gain from the sale of an interest in six 737-200 aircraft while 1997 included a $.5 million gain from the sale of a BAe 146 aircraft. In future years, leasing revenues will decline from the 1998 level because of the reduced revenue recognition associated with aircraft leased under financing leases, lease rate resets on certain aircraft, and potential future aircraft sales.

Interest expense related to aircraft leasing has decreased each year as a result of (i) lower levels of outstanding debt which resulted from normal loan amortization and aircraft sales and (ii) the lease rate resets described above.

The decrease in depreciation, depletion, and amortization expense between 1997 and 1998 primarily reflects the reduction in the number of aircraft owned due to the sale of the four BAe 146 aircraft in the fourth quarter of 1997 and a $2.8 million reduction in 1998 in the effect of a change in estimate for depreciation expense recorded on five BAe 146 aircraft described in Note 1 of Notes to the Consolidated Financial Statements. The increase in depreciation expense between 1996 and 1997 was due to a $3.5 million 1997 effect of the depreciation change described above.

The segment profit for aircraft leasing is greater in 1998 than in 1997 principally because of the change in depreciation described above. The segment profit is lower in 1997 than in 1996 also because of the change in depreciation and because 1996 includes $1.3 million more in aircraft sale gains than 1997.

US Airways has advised the Company that it may exercise its lease termination rights during the first half of 1999 to acquire the remaining six BAe 146 aircraft it currently leases from PSG at specified lease termination values. If all six of these aircraft were acquired by US Airways under its lease termination rights in 1999, there would be a net gain of approximately $.9 million and the net cash proceeds would aggregate approximately $13.8 million after debt repayment of approximately $9.3 million. The tax gains on these sales would utilize all of the remaining estimated $15.5 million net operating loss carryforwards and approximately $2 million of the investment tax credit carryforward. PSG has no control over US Airways' possible additional sales of any of the remaining six leased BAe 146 aircraft and there are no assurances such sales will occur. As additional aircraft are sold, leasing revenues and operating results will be reduced.

================================================================================

16.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
================================================================================

Because of the cyclical nature of the airline business, the long-term prospects of all airlines, except for the largest and best capitalized, are uncertain.
The long-term prospects for US Airways (which has the highest unit cost structure in the industry and limited equity for its size) and Continental and America West (both of which emerged from bankruptcy in 1993 and 1994, respectively, and remain highly leveraged) are even more unpredictable. It is possible that all of the leased aircraft will remain with PSG's existing lessees and, based on recent publicly reported financial results, prospects are significantly improved as to that possibility. On the other hand, if there is economic deterioration of PSG's lessees, some or all of the aircraft could be returned to PSG or the leases could be renegotiated on terms less favorable to PSG.

While the unscheduled return of aircraft appears unlikely at present, should PSG's lessees default on their leases, or file bankruptcy and reject certain aircraft leases, there could be a material decrease in the market value of the aircraft leased to PSG's lessees due to an increased availability of those aircraft for lease or sale. In such a case, PSG could suffer significant losses on the ultimate disposal of the related aircraft or upon the ultimate repossession of the aircraft by the lenders. Should any of PSG's leased aircraft be returned before the end of the respective lease terms, PSG would have to continue to make the principal and interest payments to the aircraft lenders to be able to pursue a sale or lease of the aircraft in order to maintain or salvage some of PSG's equity interest (most of PSG's leased aircraft have debt obligations - all non-recourse debt except for $3.9 million at December 31, 1998 of recourse debt on two BAe 146's). Whether PSG undertook such a course of action would be dependent on PSG having sufficient liquidity to maintain the debt payments and a viable market for the specific type of used aircraft PSG would be marketing. Both of these factors are uncertain. If the lenders took control and sold the aircraft, PSG would likely lose most or all its equity in the aircraft. If, in the future, PSG had sufficient liquidity after a lessee defaulted and elected to pay the scheduled debt service to the lender(s), then PSG would be required to find purchasers or new lessees for the aircraft. When marketing aircraft, PSG competes with many airline and leasing companies that have greater financial resources and broader marketing and support capabilities to effect a sale or lease than PSG. To the extent that sales prices were less than PSG's carrying value or less favorable lease rates were obtained, PSG would be negatively affected.

OIL AND GAS PRODUCTION AND DEVELOPMENT SEGMENT
----------------------------------------------

Oil and gas revenues decreased 40% from 1997 to 1998 due to a 34% decrease in oil prices, a 21% decrease in gas prices, and reduced production which was largely attributable to the lower prices. Lower prices made some secondary recovery production uneconomic. Revenues increased 17% from 1996 to 1997 due to a 17% increase in oil production, a 64% increase in gas production, and a 21% increase in average gas prices. These increases were partially offset by an 8% decrease in average crude oil prices. There is significant volatility in oil and gas prices and such volatility is expected to continue.

Depreciation, depletion, and amortization varied in each year because of changes in levels of production.

Interest expense was higher each year because of increased borrowings under Statex's bank credit agreement.

The segment loss in 1998 is the result of the $12.8 million impairment loss for oil and gas properties described in Note 1 of Notes to the Consolidated Financial Statements and the loss

================================================================================

                                                                             17.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
================================================================================

from operations which occurred primarily because of the significant decrease in the market price of oil and gas. Segment results for 1997 were lower than in 1996 due to the $.5 million impairment loss, higher interest expense, and increased well maintenance costs.


FUEL DISTRIBUTION SEGMENT

Fuel distribution revenues were 21% higher in 1998 than in 1997 and 18% lower in 1997 than in 1996, in each case because several fuel storage tanks at SFIA were out of service for repairs and upgrade during most of 1997. It is estimated (based on information provided by SFIA and the third-party operator) that the SFIA fuel distribution lines and storage tanks will be taken out of service in 2000 and 2001, respectively, and the related revenues eliminated. Such revenues amounted to $.4 million in 1998.

The fuel distribution segment recorded losses in 1997 and 1996 because of environmental remediation expenses at SFIA totaling $5.5 million in 1997 and $1.2 million in 1996. As described in Note 4 of Notes to the Consolidated Financial Statements, these remediation efforts will continue for several years and the estimated future SFIA environmental remediation expenses which have been recorded may require future revision.


OTHER

INTEREST AND OTHER REVENUES (EXCEPT FROM REPORTABLE SEGMENTS). Interest income varied in each year as a result of changes in the amounts of outstanding cash, U.S. Government securities, and notes receivable, and the interest rates earned. 1996 also included non-recurring items classified as other income.

UNALLOCATED CORPORATE GENERAL AND ADMINISTRATIVE EXPENSES. The increase in unallocated general and administrative expenses from 1997 to 1998 is due to increases in employee benefits which were partially offset by reduced legal services. The decrease in unallocated general and administrative expenses from 1996 to 1997 was primarily because of $.6 million of expenses associated with the 1996 Reorganization described in Note 1 of Notes to the Consolidated Financial Statements. In addition, 1997 reflected reduced legal services, fees for professional tax services, and employee benefits.

CREDIT FOR TAXES.   Refer to Notes 1 and 6 of Notes to the Consolidated
Financial Statements for an explanation of the elements included in the credit for taxes including an $8 million and a $5.6 million reduction in the income tax liability recorded in the years ended December 31, 1998 and 1996, respectively.


================================================================================

18.

PS GROUP HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 1998 AND 1997
(IN THOUSANDS EXCEPT PER SHARE AMOUNT)
================================================================================

                                                            1998          1997
                                                         -----------------------
                             ASSETS
Current assets:
 Cash and cash equivalents                               $   3,747      $ 10,921
 U.S. Government securities, partially pledged                 636         5,815
 Accounts and notes receivable                               4,894         6,090
 Current portion of aircraft leases, pledged                 8,366         8,630
 Prepaid expenses and other current assets                   1,271         1,631
 Net current assets of discontinued operation                  139         7,293
                                                         -----------------------
   Total current assets                                     19,053        40,380

Oil and gas properties, at cost, pledged                    46,135        44,364
 Less accumulated depreciation, depletion, and
  amortization                                             (35,916)      (21,658)
                                                         -----------------------
                                                            10,219        22,706

Other property and equipment, at cost                        6,001         6,190
 Less accumulated depreciation                              (5,240)       (5,124)
                                                         -----------------------
                                                               761         1,066

Aircraft under operating leases, at cost, partially        171,264       171,264
 pledged
 Less accumulated depreciation                            (108,905)      (98,820)
                                                         -----------------------
                                                            62,359        72,444

Investment in aircraft financing leases, pledged            74,944        82,067
Other assets                                                 4,393         6,359
                                                         -----------------------
                                                         $ 171,729      $225,022
                                                         =======================
         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Accrued interest                                        $   1,023      $  4,404
 Accounts payable and other accrued liabilities              1,897         2,057
 Environmental remediation liability                         1,076         1,384
 Current portion of long-term obligations                   19,706        18,211
                                                         -----------------------
   Total current liabilities                                23,702        26,056

Long-term obligations                                       36,605        55,511
Deferred income taxes                                       18,680        36,450
Environmental remediation liability                          3,498         3,716
Other liabilities                                            7,580         6,581
Commitments and contingencies
Stockholders' equity:
 Preferred stock, 1,000 shares authorized, none issued
 Common stock, par value $1 per share, 10,500 shares
   authorized, 6,068 shares issued and outstanding           6,068         6,068
 Additional paid-in capital                                 75,596        90,640
 Retained earnings
                                                         -----------------------
   Total stockholders' equity                               81,664        96,708
                                                         -----------------------
                                                         $ 171,729      $225,022
                                                         =======================

================================================================================
See accompanying Notes to Consolidated Financial Statements.

                                                                             19.

PS GROUP HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATION
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
================================================================================

                                                       1998              1997             1996
                                                    -------------------------------------------
Continuing operations:
 Revenues:
   Aircraft leasing                                  $  23,855          $30,605         $34,073
   Gain on aircraft sales                                                   514           1,846
   Oil and gas production                                6,054           10,016           8,573
   Fuel storage and distribution                           790              655             776
   Interest and other income                             1,552            1,975           2,763
                                                    -------------------------------------------
                                                        32,251           43,765          48,031
                                                    -------------------------------------------
 Costs and expenses:
   Cost of sales                                        5,131             5,899           4,471
   Depreciation, depletion, and                        11,892            18,202          16,250
    amortization
   Impairment loss on oil and gas  properties          12,800               489
   Environmental remediation expenses                                     5,533           1,238
   General and administrative expenses                  3,452             3,129           4,225
   Interest expense                                     6,957            11,370          13,800
                                                    -------------------------------------------
                                                       40,232            44,622          39,984
                                                    -------------------------------------------
 Income (loss) from continuing operations
   before taxes                                        (7,981)             (857)          8,047
 (Credit) for taxes                                   (11,142)             (295)         (2,229)
                                                    -------------------------------------------
   Income (loss) from continuing operations             3,161              (562)         10,276
Discontinued operation, net of tax:
 Loss from operations                                                    (1,465)           (666)
 Loss on disposition                                                       (583)
                                                    -------------------------------------------
   Loss from discontinued operation                                      (2,048)           (666)
                                                    -------------------------------------------
       Net income (loss)                             $  3,161           $(2,610)        $ 9,610
                                                    ===========================================

Basic and diluted earnings (loss) per share:
 Continuing operations                               $    .52           $  (.09)        $  1.69
 Loss from operations of discontinued
  operation                                                                (.24)           (.11)
 Loss on disposition of discontinued
  operation                                                                (.10)
                                                    -------------------------------------------
       Net income (loss) per share                   $    .52           $  (.43)        $  1.58
                                                    ===========================================
Shares used in determination of basic and
  diluted earnings (loss) per share                     6,068             6,068           6,068
                                                    ===========================================

================================================================================
See accompanying Notes to Consolidated Financial Statements.

20.

PS GROUP HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(IN THOUSANDS)
================================================================================

                                                       1998          1997        1996
                                                     ----------------------------------
Cash flows from operating activities:
 Income (loss) from continuing operations            $  3,161     $   (562)    $ 10,276
 Payment of prior years' state income tax              (6,040)
  liability
 Non-cash items:
   Depreciation, depletion, and amortization           11,892       18,202       16,250
   Impairment loss for oil and gas properties          12,800          489
   (Gains) losses on aircraft sales                                   (514)      (1,846)
   Environmental remediation liability                               5,100          250
   Deferred taxes and other                           (10,826)       2,198       (2,434)
 Changes in non-cash working capital affecting
  cash from operating activities:
   Accounts receivable                                  1,128        2,373          280
   Prepaid and other current assets                       175         (290)        (550)
   Other current liabilities                           (3,876)      (1,387)         425
                                                     ----------------------------------
     Net cash provided from operating activities        8,414       25,609       22,651
                                                     ----------------------------------
Cash flows from investing activities:
 Purchase of available-for-sale securities            (21,096)
 Sales proceeds from available-for-sale securities      3,492          956        7,225
 Maturity of available-for-sale securities             23,011
 Maturity of held-to-maturity securities                  891          940        1,090
 Reduction in collateral for letters of credit            972        3,111          156
 Proceeds from disposition of equipment                             18,514        3,154
 Capital additions                                     (1,897)      (5,409)      (4,110)
 Changes in finance leases and other                    7,501        9,035        5,900
                                                     ----------------------------------
     Net cash provided from investing activities       12,874       27,147       13,415
                                                     ----------------------------------
Cash flows from financing activities:
 Additions to long-term obligations                       800        2,000        3,000
 Reductions in long-term obligations                  (18,211)     (34,063)     (19,825)
 Special cash distributions to stockholders           (18,205)     (24,273)      (9,101)
                                                     ----------------------------------
     Net cash used in financing activities            (35,616)     (56,336)     (25,926)
                                                     ----------------------------------
Discontinued operation:
 Loss from operations                                               (1,465)        (666)
 Loss on disposition                                                  (583)
 Deferred taxes                                                     (1,418)        (436)
 (Increase) decrease in net assets                      7,154       10,677       (5,739)
                                                     ----------------------------------
     Net cash provided from (used in) discontinued
      operation                                         7,154        7,211       (6,841)
                                                     ----------------------------------
Net increase (decrease) in cash and cash
 equivalents                                           (7,174)       3,631        3,299
Cash and cash equivalents at beginning of year         10,921        7,290        3,991
                                                     ----------------------------------
Cash and cash equivalents at end of year             $  3,747     $ 10,921     $  7,290
                                                     ==================================

================================================================================
See accompanying Notes to Consolidated Financial Statements.

                                                                             21.

PS GROUP HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
================================================================================

                                                     Common Stock         Additional
                                                  -------------------
                                                                           Paid-In      Retained
                                                    Shares     Amount      Capital      Earnings
                                                  -----------------------------------------------
Balance at December 31, 1995                         6,068     $6,068      $ 98,420      $ 18,594
 Net income                                                                                 9,610
 Special cash distribution ($1.50 per share)                                               (9,101)
                                                  -----------------------------------------------
Balance at December 31, 1996                         6,068      6,068        98,420        19,103
 Net loss                                                                                  (2,610)
 Special cash distributions ($4.00 per share)                                (7,780)      (16,493)
                                                  -----------------------------------------------
Balance at December 31, 1997                         6,068      6,068        90,640             -
 Net income                                                                                 3,161
 Special cash distribution ($3.00 per share)                                (15,044)       (3,161)
                                                  -----------------------------------------------
Balance at December 31, 1998                         6,068     $6,068      $ 75,596      $      -
                                                  ===============================================

================================================================================
See accompanying Notes to Consolidated Financial Statements.

22.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

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

BUSINESS AND BASIS OF PRESENTATION - PSGH operates, through subsidiaries, three reportable segments - aircraft leasing through PSG, oil and gas production and development through Statex, and fuel storage and distribution through PST. As more fully described in Note 2, the fuel sales divisions of PST are shown as a discontinued operation.

REORGANIZATION AND RESTRICTIONS ON THE TRANSFER OF COMMON SHARES - On June 5, 1996, PSGH and PSG completed a holding company reorganization (the Reorganization). As a result of the Reorganization, each share of PSG was converted, on a tax-free basis, into one share of PSGH. The Reorganization did not result in any change in the consolidated financial condition, business, or assets of PSG. The Reorganization was accounted for on an historical cost basis and thus the financial statements for periods prior to the Reorganization have not been restated and represent the consolidated financial statements of PSG. The sole purpose of the Reorganization was to help preserve PSG's substantial net operating loss and investment tax credit carryforwards and other tax benefits by decreasing the risk of an "ownership change" for federal income tax purposes. The Reorganization was intended to accomplish this purpose by imposing certain restrictions on the transfer of common shares of PSGH. In general, and subject to an exemption for certain dispositions of shares by persons who were "pre-existing 5% shareholders" (as defined in PSGH's Restated Certificate of Incorporation) on June 5, 1996, the transfer restrictions prohibit, without prior approval of the Board of Directors, the direct or indirect disposition or acquisition of any stock of PSGH by or to any holder who owns, or would, as a result thereof, own (either directly or through the tax attribution rules) 5% or more of the stock upon such acquisition. The transfer restrictions, by their terms, are scheduled to expire immediately following the conclusion of the Company's annual meeting of stockholders for the year 2000, unless the stockholders pass a resolution extending such expiration date.

RECLASSIFICATION - Certain reclassifications have been made to the 1997 and 1996 financial statements to make them comparable to the presentation of the 1998 financial statements.

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

DEPRECIATION AND AMORTIZATION - Depreciation is generally recorded to estimated residual values (which is sometimes equal to the stipulated lease termination values) using the

================================================================================

                                                                             23.

================================================================================

straight-line basis over the estimated useful lives of the related assets, which are generally 15 to 18 years for leased aircraft and from 3 to 20 years for other property and equipment. See the discussion below for the depreciation method used for five BAe 146 aircraft.

CHANGE IN ACCOUNTING ESTIMATE FOR DEPRECIATION - In the second quarter of 1997, PSG started to record increased depreciation expense on five of the ten BAe 146 aircraft which were then leased to US Airways, Inc. (US Airways) to reflect lower interim termination values. With respect to these five aircraft, the specified lease termination values were below the net book values of the aircraft. This additional depreciation was recorded to reflect the notification received in the second quarter of 1997 from US Airways that it might exercise its lease termination rights with respect to four of the ten BAe 146 aircraft (including three of these five aircraft on which additional depreciation is being recorded) at specified lease termination values. In light of the notification and the improved market for possible sales by US Airways, PSG adjusted its depreciation to reflect the lease termination values on these five aircraft (two in 1998). PSG was previously depreciating all ten aircraft to the final lease termination amounts on a straight-line basis. The additional pretax depreciation expense relating to this change was $.7 million in 1998 and $3.5 million in 1997. The after-tax effect was $.4 million ($.07 per share) in 1998 and $2.1 million ($.34 per share) in 1997. In the fourth quarter of 1997, US Airways did exercise its lease termination rights on four of the aircraft (see
Note 5).

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

HELD-TO-MATURITY SECURITIES - At December 31, 1998, PSG had $1.2 million of U.S. Treasury bills maturing on January 7, 1999 ($.6 million was carried as non-current pursuant to a collateral agreement). At December 31, 1997, PSG had $2 million of U.S. Treasury bills maturing on January 8, 1998 ($1.2 million were carried as non-current pursuant to a collateral agreement). The fair market value of these investments approximated cost.

AVAILABLE-FOR-SALE SECURITIES - At December 31, 1997, PSG had $5 million of U.S. Government securities. These securities matured in August 1998. At December 31, 1998 there were no available-for-sale securities.

================================================================================

24.

================================================================================

ENVIRONMENTAL EXPENDITURES - The Company complies with Statement of Position 96-1, "Environmental Remediation Liabilities," issued by the American Institute of Certified Public Accountants. In accordance with that statement and, as more fully described in Note 4, PST recorded environmental remediation expenses of $5.5 million in 1997 and $1.2 million in 1996.

IMPAIRMENT LOSS - In accordance with Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company reviews the carrying value of its long-lived assets whenever events or changes in circumstances indicate that such carrying value may not be recoverable. This review consists of a comparison of the carrying value of the asset with the asset's expected future undiscounted cash flow. If the carrying value of the asset exceeds the expected future cash flow, an impairment exists and is measured by the excess of the carrying value over the estimated fair value of the asset. During the third and fourth quarters of 1998, Statex recorded noncash impairment losses of $10.2 and $2.6 million, respectively, relating to the impairment of specific oil and gas properties owned by Statex. The impairment occurred primarily because of the significant decrease in the market value of oil and gas and related properties. Fair value was based on the current indicated price for oil and gas properties, estimated discounted future net cash flows, and input and discussions with oil and gas professionals. In 1997, Statex recorded a $.5 million impairment loss related to one oil and gas property.

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


2.  SALE OF THE ASSETS OF THE FUEL SALES DIVISIONS OF PST

In October 1997, PST completed the sale of the assets of its wholesale fuel sales division located in Sacramento, California. This division was primarily engaged in the sale of diesel fuel and gasoline. As a result of the sale, the realization of accounts receivable, and the liquidation of fuel inventories, PST recorded a third quarter 1997 pretax loss of $1 million. The loss included severance and benefits for terminated employees and the estimated losses on the future collection of accounts receivable which were indemnified by PST.

In February 1998, PST sold the assets of its aviation fuel sales division located in Dallas, Texas. The shut-down did not result in any material gain or loss.

The sale of both fuel sales divisions of PST resulted in the discontinuance of that reportable segment. Operating revenues of the discontinued fuel sales divisions of PST were $163.3 million in 1997 and $227 million in 1996. The loss from discontinued operation shown on the Consolidated Statement of Operations is net of applicable income tax credits of $1 million in 1997 and $.4 million in 1996. The loss on disposition shown for 1997 is net of tax credits of $.4

================================================================================

                                                                             25.

================================================================================

million. Intercompany interest expense, based on outstanding advances from PSG, recorded by the discontinued operation was $.2 million in 1997 and $.3 million in 1996.

As of December 31, 1998 and 1997, the net assets and liabilities of the discontinued operation were as follows (in thousands):

                                                       1998      1997
                                                   -------------------
      Accounts receivable                            $ 1,395   $ 7,557
      Fuel inventory                                             3,504
      Other current assets                                       2,424
      Office condominium and equipment, net of
         accumulated depreciation                                  727
      Current liabilities                             (1,256)   (6,919)
                                                   -------------------
         Net assets                                  $   139   $ 7,293
                                                   ===================


3.  LONG-TERM OBLIGATIONS

At December 31, 1998, PSG had $1.4 million outstanding under its October 1995 amended bank credit agreement consisting entirely of letters of credit (LC's). No additional LC's or any borrowings are permitted under the agreement which expires in 2000. All outstanding LC's require cash collateralization and, in addition, PSG is required to maintain at least $1 million in cash and cash equivalents.

Statex has a separate bank credit agreement collateralized by its major oil and gas properties. As of December 31, 1998, $5.8 million was borrowed under this agreement. Due to losses in the third and fourth quarters of 1998, Statex did not meet a financial covenant contained in its bank loan agreement relating to the fixed charge ratio. In November 1998 and March 1999, Statex obtained waivers from the bank relating to its non-compliance with this financial covenant in the third and fourth quarters of 1998. It is possible that future losses could cause Statex to again be out of compliance with this financial covenant or with other covenants in its bank credit agreement. There can be no assurances that the bank will be willing to grant additional waivers in the future. Therefore, the outstanding balance of this debt is classified as current even though it is not due until September 2000. If any needed additional waivers are not granted, the bank could by notice to Statex declare the outstanding principal and interest due and payable. The Company believes that if the bank declared the Statex note due and payable, and if the Company decided the bank should be paid, then it would have adequate funds to advance to Statex to pay the outstanding principal and interest.

================================================================================

26.

================================================================================

Long-term obligations at December 31, excluding current maturities, consist of the following (in thousands):

                                                                            1998          1997
                                                                         -----------------------
     Loans secured by six BAe 146 aircraft; bearing interest at
        6.4% to 12%; due 2000                                              $ 4,738       $ 9,253
     Loans secured by two MD-80 aircraft; bearing interest at
        6.9% and 6.5%; due 2004 and 2006                                    16,516        18,251
     Note payable secured by one Boeing 737 aircraft; bearing
        interest at 6.1%; due 2006                                          10,129        10,909
     Note payable secured by one Boeing 737 aircraft; bearing
        interest at 11.6%; due 2002                                          5,222         7,090
     Loan secured by two MD-80 aircraft; bearing interest at
        10.7%; due 1999                                                                    5,008
     Bank credit agreement secured by producing oil and gas
        property; bearing interest at prime plus 1%; due 2000                              5,000
                                                                         -----------------------
                                                                           $36,605       $55,511
                                                                         =======================

Interest payments of $9.7 million, $9.9 million, and $14.3 million were made in 1998, 1997, and 1996, respectively.

Principal payments on existing long-term obligations in each of the four years after 1999 are as follows: $9.6 million in 2000; $5 million in 2001; $4.8 million in 2002; and $5.2 million in 2003. Payments after 2003 total $12 million.


4.  ENVIRONMENTAL REMEDIATION LIABILITY AND RELATED LITIGATION

Environmental remediation expenses of $5.5 million and $1.2 million were recorded in 1997 and 1996, respectively. These expenses relate to actual and estimated costs for the investigation and remediation (I&M) of potential soil and groundwater pollution at San Francisco International Airport (SFIA) where PST, as the operator of various fuel storage and distribution facilities, has been named as a potentially responsible party (PRP) and has been sued in the lawsuit discussed below. The environmental liability has not been discounted since the expected amounts to be paid are not subject to a stipulated payment plan. During 1998, PST paid $.5 million of environmental expenses related to SFIA which reduced the estimated accrued environmental remediation liability to approximately $4.6 million at December 31, 1998. Payment of portions of the remaining estimated amounts accrued as environmental remediation expenses is expected to continue through 2005.

PST's remaining estimate of the I&M costs ($4.6 million) relates primarily to expenditures incurred or anticipated to be incurred in response to claims by the City and County of San Francisco (CCSF) and other SFIA tenants for: (i) the removal or cementing-in-place of a 3.4 mile underground pipeline which has not been used since 1987; (ii) PST's estimated portion of claims by CCSF for both specific projects and airport-wide I&M expenditures through April 30, 1998 for consultant costs and May 31, 1998 for construction costs (this is the latest update of costs

================================================================================

                                                                             27.

================================================================================

in which CCSF is seeking a total reimbursement in excess of $23.6 million from 31 tenants, and other firms which operated at SFIA), plus PST's estimated portion of estimated future CCSF claims subsequent to the spring of 1998; (iii) PST's portion of additional estimated I&M expenses related to future SFIA construction that will continue past the year 2000; and (iv) claims by other SFIA tenants contending that PST is liable for contamination at particular locations at SFIA. There is a substantial likelihood that PST's estimate of SFIA expenditures may change in the near and long-term to reflect updated information concerning: (i) the level, area, and method of remediation of contamination;
(ii) possible changes in PST's allocation of remediation expenses; (iii) the possibility of claims, other than the Atlantic Richfield Company (ARCO) claims described below, being filed against PSG or PST by other PRPs; (iv) other PRPs not being able or willing to fund their allocated portion of expenses; and (v) the size and complexity of the litigation described below, particularly if current efforts to mediate a resolution of claims, also described below, are unsuccessful.

On July 11, 1997, CCSF filed a complaint against various present and former tenants who had operated fuel storage and other facilities at SFIA seeking to recover costs incurred in connection with the investigation and cleanup of contamination in and around SFIA (the CCSF Action). The CCSF Action is pending in the United States District Court for the Northern District of California (the Court), and alleges claims based on the California Water Code, breach of contract, violation of CCSF rules and regulations, nuisance, waste, trespass, negligence, equitable indemnity, and declaratory relief. Neither the Company nor any of its subsidiaries is a named defendant in the CCSF Action. PSG and PST, along with the majority of present and former tenants at SFIA, have entered into a tolling agreement with CCSF which tolls the statute of limitations and other time-based defenses that any of the parties to the tolling agreement have against the others, and permits the parties to attempt to resolve their disputes regarding environmental cleanup at SFIA without the necessity of litigation. None of the parties to the tolling agreement are named defendants in the CCSF Action, but the tolling agreement does not stop the future filing of lawsuits against PST or PSG by CCSF or others. The defendants in the CCSF Action are all present and former tenants who declined to sign the tolling agreement. The tolling agreement tolls any claims by CCSF and other participating tenants against PST or PSG arising out of PST's fuel storage and distribution facilities at SFIA. It also tolls any claims PST or PSG may have against CCSF or any of the participating tenants relating to environmental investigatory and cleanup costs at SFIA.

In September 1997, a defendant in the CCSF Action, ARCO, filed two related cross-actions. In the first cross-action, which is a counterclaim against PSG and other parties, ARCO denies that it has any liability for any investigatory or remediation costs at SFIA and it also denies that it is jointly and severally liable for any environmental costs. ARCO seeks a judicial declaration stating the rights, obligations, and responsibilities of all of the parties for the contamination-related costs alleged in the CCSF Action. The second cross-action is a third party complaint against PSG, in which ARCO alleges that PSG agreed to defend and indemnify ARCO in various lease agreements (covering certain pipelines, equipment, and facilities at SFIA) for all the contamination claims alleged against ARCO in the CCSF Action. ARCO seeks unspecified damages for breach of contract, a declaration of ARCO's rights under such contracts, and ARCO's costs and attorney's fees in the CCSF Action.

================================================================================

28.

================================================================================

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

On December 12, 1997, the Court, with the consent of the parties, issued a Case Management Order (Order). This Order provided for the parties to undertake a process which might ultimately lead to the claims being settled by alternative dispute resolution. This process involved additional fact gathering and settlement negotiation prior to entering into a mediation phase. In early 1998, there was an informal production of documents by the parties. On May 28, 1998, the Court, at the request of the parties, issued another Case Management Order (New Order). This New Order provided additional time for (i) the parties to investigate and analyze the CCSF claims and (ii) the parties to meet and attempt to negotiate final settlements and confer regarding selection of a mediator, a structure and schedule for mediation and a methodology to allocate mediator fees. Subsequently, a mediator was selected and initial mediation sessions were held in September 1998. The mediation process has continued into 1999, with subsequent sessions with the mediator, some of which included PST. In early December 1998, CCSF announced settlement with five tenants. Some of these settlements involved future claims as well as past claims by CCSF. If the parties to the CCSF Action and the related ARCO cross-actions are unsuccessful in resolving all of the claims in the mediation process, then litigation of the unresolved claims will proceed in the CCSF Action. CCSF has also petitioned the Court to set pretrial and trial dates in the CCSF Action. The Court is considering CCSF's request which includes the trial starting in May 2000. PST and CCSF are continuing to mediate. CCSF is also continuing the mediation process with other tenants.

The Company is unable to determine the extent, if any, to which any expenditures which PST incurs in connection with environmental costs at SFIA may be recoverable from third parties, including the prior lessees of the facilities that PST took by way of assignment, other tenants at SFIA, or PST's insurers. Both the prior lessees and PST insurers have disputed PST's claims for recovery of SFIA environmental costs. One of the prior lessees, ARCO, has asserted indemnification claims against PSG and the remaining prior lessee has indicated that it will assert a similar claim against PST.

The Company is subject to numerous local, state, and federal environmental laws, rules, and regulations, which expose the Company to the possibility of judicial or administrative actions for remediation and/or penalties. As a result of other future remediation projects or changes in regulatory requirements, the Company could incur additional future liabilities.

================================================================================

                                                                             29.

================================================================================

5. AIRCRAFT LEASES AND AIRCRAFT SOLD

At December 31, 1998, PSG leased 15 jet aircraft to three commercial airlines under agreements accounted for as operating or financing leases.

The future minimum lease payments scheduled to be received on aircraft currently under lease are as follows (in thousands):

                                          Operating  Financing
                                           Leases     Leases
                                        ----------------------
               1999                         $18,856    $11,519
               2000                          18,650      8,737
               2001                           8,228      8,789
               2002                           2,424      8,844
               2003                           2,424      9,166
               Later years                    6,868     24,532
                                        ----------------------
                  Total                     $57,450    $71,587
                                        ======================

Information on financing leases at December 31 (in thousands):

                                                   1998      1997
                                                -----------------
   Total investment                             $83,310   $90,697
   Unguaranteed residual values
     (included in total investment)              28,240    28,240
   Unearned income                               16,517    26,903

Aircraft under operating leases are depreciated to estimated residual values (which is sometimes equal to the stipulated lease termination values) totaling $31.2 million, or 18% of original cost.

During the fourth quarter of 1997, US Airways exercised its lease termination rights on four BAe 146 aircraft. As described in Note 1, three of these aircraft were being depreciated at a rate such that the net book values would equal the termination values and, accordingly, there were no gains or losses on the sale of these aircraft. PSG recorded a pretax gain of $.5 million on the sale of the fourth aircraft. Gross proceeds to PSG for the four aircraft, including debt repaid, totaled $18.5 million.

On December 31, 1996, PSG sold its one-third interest in six Boeing 737-200 aircraft at the end of the lease term to the lessee and recorded a pretax gain of $1.8 million on gross proceeds of $3.1 million.

================================================================================

30.

================================================================================

6.  CREDIT FOR TAXES

The credit for taxes from continuing operations was comprised of (in thousands):

                                1998          1997          1996
                            -------------------------------------
Current:
   Federal taxes              $    128       $ 515        $   396
   State taxes                      29          94             23
Deferred taxes                  (3,299)       (904)         2,916
Reduction of tax liability      (8,000)                    (5,564)
                            -------------------------------------
                              $(11,142)      $(295)       $(2,229)
                            =====================================

The credit for income taxes in 1998 and 1996 was increased by $8 million and $5.6 million, respectively, due to the reduction of income tax liabilities recorded in prior years, but estimated to be no longer required. In 1998, the reduction was due to a revised estimate based on a tentative settlement with the State of California (described below) and a current evaluation of other deferred tax liabilities. In 1996, the reduction was due primarily to the completion of Internal Revenue Service audits and an evaluation of the pending assessment from the State of California (described below).

Income taxes and related interest of $6.7 million, $.4 million, and $.4 million were paid in 1998, 1997, and 1996, respectively. In addition, refunds of prior years' income taxes of $1 million and $.1 million were received in 1997 and 1996, respectively.

A reconciliation between the amount computed by multiplying income (loss) from continuing operations before taxes by the statutory federal rate, and the amount of reported taxes is as follows:

                                                       Percent of Pretax
                                                         Income (Loss)
                                                    ------------------------
                                                      1998   1997   1996
                                                    ------------------------
Statutory federal rate                                 (35)%  (35)%   35%
Increase (reductions) in taxes resulting from:
   Reduction of tax liability                         (100)          (70)
     State taxes net of federal income tax benefit      (6)     1      6
   Other                                                 1             1
                                                    ------------------------
                                                      (140)%  (34)%  (28)%
                                                    ========================

================================================================================

                                                                             31.

================================================================================

Significant components of deferred tax liabilities and assets for federal and state income taxes as of December 31, 1998 and 1997 are as follows (in thousands):

                                                   1998       1997
                                               ---------------------
Deferred tax liabilities:
  Finance leases                                 $ 34,038   $ 42,540
  Depreciation                                     15,062     21,203
  Intangible drilling costs                         1,011      1,154
  Net effect of tax benefit transfer agreements     1,404
  Assessment by the State of California                        3,718
  Other                                             1,195      1,194
                                               ---------------------
     Total deferred tax liabilities                52,710     69,809
Deferred tax assets:
  Investment tax credit carryforward              (12,524)   (12,524)
  Write-down of subsidiary                         (9,943)    (9,943)
  Impairment losses                                (5,828)      (644)
  Net operating loss carryforward                  (6,040)    (9,945)
  AMT credit carryforward                          (4,525)    (4,007)
  Accrued benefits                                 (2,455)    (2,486)
  Environmental remediation reserve                (1,882)    (2,485)
  Capital loss carryforward                        (1,470)    (3,129)
  Other                                            (1,439)    (1,931)
                                               ----------------------
     Total deferred tax assets                    (46,106)   (47,094)
  Valuation allowance                              12,076     13,735
                                               ----------------------
     Net deferred tax assets                      (34,030)   (33,359)
                                               ----------------------
     Net deferred tax liability                  $ 18,680   $ 36,450
                                               ======================

Certain reclassifications were made in the 1997 presentation of deferred tax assets to be consistent with the way the actual 1997 income tax returns were filed and to make them comparable to the 1998 presentation.

The valuation allowance against deferred tax assets relates principally to capital losses for which future realization is uncertain.

There was a federal tax net operating loss carryforward (NOL) of approximately $15.5 million at December 31, 1998, which expires beginning in 2005. A Separate Return Limitation Year net operating loss carryforward in the amount of $5.1 million (related to the discontinued metallic waste recycling segment) expires in 2005. A California net operating loss carryforward of approximately $10.4 million starts expiring in 1999. The unused investment tax credit (ITC) at December 31, 1998 was $12.5 million, which can be used to offset up to 75% of federal tax liability, expires from 2000 to 2002.

Because the Company has NOLs it is subject to certain tax regulations which could severely limit the usage and carryforward of NOLs and ITCs. Pursuant to Internal Revenue Code

================================================================================
32.

================================================================================

Sections 382 and 383, if, within a three year period, ownership changes in certain defined ways by more than 50 percentage points of the Company's outstanding shares, the future annual use of the NOLs and tax credits may be significantly limited. Refer to Note 1 for a discussion of restrictions on the transfer of common stock of the Company which were imposed through the June 5, 1996 Reorganization and designed to decrease the risk of an ownership change for federal income tax purposes.

In February 1996, the State of California issued notices of net tax deficiencies to PSG for the years 1987 through 1990. The net deficiencies totaled $5.9 million plus estimated interest of $9.2 million through December 31, 1997. In November 1998, PSG reached a tentative settlement of approximately $6 million with the State of California relating to the notices of net tax deficiencies and, in accordance with the tentative settlement terms, PSG paid the amount of the tentative settlement. The tentative settlement is subject to a final approval process by the State of California. The Company's current estimate of its net tax deficiencies to the State of California for the years 1987 to 1990 is based on this tentative settlement, the outcome of which is indeterminable.


7.  DISCLOSURES ABOUT REPORTABLE SEGMENTS

The Company operates, through subsidiaries, three reportable segments: aircraft leasing, oil and gas production and development, and fuel storage and distribution. The Company's reportable segments are strategic business units that offer different products and services.

The aircraft leasing segment, operated by PSG, leases 15 jet aircraft to three commercial airlines under agreements accounted for as operating or financing leases. The oil and gas production and development (oil and gas) segment, operated by Statex, is an independent oil and gas producing company which focuses primarily on properties with secondary recovery and/or development potential. Most of Statex's oil and gas properties are located in North-Central and West Texas, and in Western Oklahoma. The fuel storage and distribution
(fuel) segment, operated by PST, owns and operates limited fuel storage and distribution facilities with primary operations at the San Francisco International Airport and Los Angeles International Airport.

The revenues and segment profit shown as other in the following schedules relate principally to interest income earned on cash, cash equivalents, marketable securities, and intercompany advances. The segment assets are principally cash, cash equivalents, and marketable securities.

The accounting policies of the segments are the same as those described in Note
1. The Company evaluates performance of each segment based on profit or loss from operations of that segment before taxes. There are no intersegment sales.

================================================================================

                                                                             33.

================================================================================

   DISCLOSURE OF REPORTED SEGMENT PRETAX PROFIT OR LOSS, AND SEGMENT ASSETS
                                (in thousands)

                                                   Aircraft   Oil and
                                                    Leasing      Gas      Fuel    Other    Total
                                                 -------------------------------------------------
1998

Revenues                                           $ 23,855  $  6,054   $   790           $ 30,699
Interest revenue                                         97                        2,651     2,748
Interest expense                                      6,147       867              1,139     8,153
Depreciation, depletion, and
 amortization                                        10,084     1,580       205       23    11,892

Segment profit (loss)                                 7,607   (14,391)      393    1,592    (4,799)
Significant non-cash item:
   Impairment loss                                             12,800                       12,800
Segment assets                                      150,588    12,254       906    7,842   171,590
Expenditures for segment assets                                 1,897                        1,897
--------------------------------------------------------------------------------------------------

1997

Revenues                                           $ 31,119  $ 10,016   $   655           $ 41,790
Interest revenue                                        104         4              2,871     2,979
Interest expense                                     10,707       747                920    12,374
Depreciation, depletion, and
 amortization                                        15,155     2,641       355       51    18,202
Segment profit (loss)                                 4,982       643    (5,920)   2,340     2,045
Significant non-cash items:
  Environmental remediation expense                                       5,533              5,533
  Impairment loss                                                 489                          489
Segment assets                                      168,421    25,906       859   22,543   217,729
Expenditures for segment assets                                 5,294        97       18     5,409
--------------------------------------------------------------------------------------------------

1996

Revenues                                           $ 35,919  $  8,573   $   776           $ 45,268
Interest revenue                                        182                        3,504     3,686
Interest expense                                     13,416       404       306      597    14,723
Depreciation, depletion, and
 amortization                                        13,902     2,010       292       46    16,250
Segment profit (loss)                                11,232     1,823    (1,138)      61    11,978
Significant non-cash item:
  Environmental remediation expense                                       1,238              1,238
Segment assets                                      211,382    24,386     1,081   26,200   263,049
Expenditures for segment assets                                 4,077                 33     4,110
--------------------------------------------------------------------------------------------------

================================================================================

34.

================================================================================

   RECONCILIATION OF REPORTABLE SEGMENT REVENUES, PROFIT OR LOSS, AND ASSETS
                                 (in thousands)

                                                  1998              1997               1996
                                              -----------------------------------------------
REVENUES
Total revenues for reportable segments          $ 30,699          $ 41,790           $ 45,268
Interest revenue                                   1,552             1,975              2,763
                                              -----------------------------------------------
  Consolidated total                            $ 32,251          $ 43,765           $ 48,031
                                              ===============================================
PROFIT OR LOSS
Total profit or loss for reportable segments    $ (6,391)         $   (295)          $ 11,917
Other profit or loss                               1,592             2,340                 61
Unallocated corporate expenses                    (3,182)           (2,902)            (3,931)
                                              -----------------------------------------------
  Consolidated total                            $ (7,981)         $   (857)          $  8,047
                                              ===============================================
ASSETS
Total assets for reportable segments            $163,748          $195,186           $236,849
Other assets                                       7,842            22,543             26,200
Discontinued operations                              139             7,293             17,034
                                              -----------------------------------------------
  Consolidated total                            $171,729          $225,022           $280,083
                                              ===============================================
OTHER SIGNIFICANT ITEMS
Interest revenue:
  Reportable segments                           $     97          $    108           $    182
  Other                                            2,651             2,871              3,504
  Adjustment for intercompany interest            (1,196)           (1,004)              (923)
                                              -----------------------------------------------
  Consolidated total                            $  1,552          $  1,975           $  2,763
                                              ===============================================
Interest expense:
  Reportable segments                           $  7,014          $ 11,454           $ 14,126
  Other                                            1,139               920                597
  Adjustment for intercompany interest            (1,196)           (1,004)              (923)
                                              -----------------------------------------------
  Consolidated total                            $  6,957          $ 11,370           $ 13,800
                                              ===============================================
Expenditures for assets:
  Reportable segments                           $  1,897          $  5,391           $  4,077
  Other                                                                 18                 33
                                              -----------------------------------------------
  Consolidated total                            $  1,897          $  5,409           $  4,110
                                              ===============================================
Depreciation, depletion, and amortization:
  Reportable segments                           $ 11,869          $ 18,151           $ 16,204
  Other                                               23                51                 46
                                              -----------------------------------------------
  Consolidated total                            $ 11,892          $ 18,202           $ 16,250
                                              ===============================================

All revenues are derived from activities in the United States.

Revenues from two customers were each greater than 10% of consolidated revenues. Revenues

================================================================================

                                                                             35.

================================================================================

from US Airways, which are included in the leasing segment, totaled
$19.4 million, $24.8 million, and $26.7 million in the years 1998, 1997, and 1996, respectively. Revenues from Sunoco, Inc., which are included in the oil and gas production and development segment, totaled $3.6 million, $6.2 million, and $6.4 million in the years 1998, 1997, and 1996, respectively.


8.   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

================================================================================

36.

The estimated fair value of financial instruments at December 31, 1998 and 1997 is as follows
(in thousands):

                                        1998                1997
                               ----------------------------------------
                                 Carrying    Fair    Carrying    Fair
                                  Value     Value     Value     Value
                               ----------------------------------------
Financial assets:
   Cash and cash equivalents      $ 3,747   $ 3,747   $10,921   $10,921
   U.S. Government securities       1,231     1,231     7,015     7,015
   Notes receivable                 1,579     1,682     2,041     1,994
   Cash collateral account          1,388     1,388     2,360     2,360
                               ----------------------------------------
                                  $ 7,945   $ 8,048   $22,337   $22,290
                               ========================================
Financial liabilities:
   Debt instruments               $56,311   $57,140   $73,722   $77,390
                               ========================================


9.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
    (In thousands except per share data)

----------------------------------------------------------------------------------------
1998 QUARTERS                                    First      Second      Third     Fourth
----------------------------------------------------------------------------------------
Continuing operations:
  Revenues                                      $ 8,508   $ 8,273      $ 8,180   $ 7,290
  Gross profit (loss)                             3,979     3,867       (6,602)    1,184
Net income (loss)                                   514       793       (5,376)    7,230

Basic and diluted earnings (loss) per share         .08       .13         (.89)     1.20

----------------------------------------------------------------------------------------
1997 QUARTERS                                   First     Second       Third     Fourth
----------------------------------------------------------------------------------------

Continuing operations:
  Revenues                                      $11,002   $10,575      $11,446   $10,742
  Gross profit                                    6,019       111        2,529     4,983

Net income (loss) from continuing operations    $ 1,022   $(2,111)     $  (676)  $ 1,203
Net loss from discontinued operation                (14)   (1,658)        (329)      (47)
                                              ------------------------------------------
  Net income (loss)                             $ 1,008   $(3,769)     $(1,005)  $ 1,156
                                              ==========================================
Basic and diluted earnings (loss) per share:
  Continuing operations                         $   .17   $  (.35)     $  (.11)  $   .20

  Discontinued operation                                     (.27)        (.06)     (.01)
                                              ------------------------------------------
     Net income (loss)                          $   .17   $  (.62)     $  (.17)  $   .19
                                              ==========================================

================================================================================

                                                                             37.

Gross profit (loss) is income (loss) from continuing operations before interest expense, general and administrative expenses, and taxes.

As described in Note 6, in the fourth quarter of 1998 the provision for income taxes was reduced by $8 million due to the reduction of income tax liabilities recorded in prior years, but estimated by the Company to be no longer required. Also in the fourth quarter of 1998, Statex recorded $2.6 million of the impairment loss described in Note 1. As described in Note 5, US Airways exercised its termination rights on four BAe 146 aircraft in the fourth quarter of 1997. A pretax gain of $.5 million was recorded on one of the aircraft and no gain or loss was recorded on the other three.


10.   OIL AND GAS OPERATIONS (UNAUDITED)

CHANGES IN ESTIMATED NET PROVED DEVELOPED AND UNDEVELOPED RESERVES BASED ON INTERNAL RESERVE REPORTS (in thousands):

                                                        Oil       Gas
                                                      (Bbls)*   (Mcf)*
                                                    ------------------
December 31, 1995                                       4,886    2,960
      Revisions of previous estimates                    (555)     237
      Extensions, discoveries, and other additions        371
      Purchases of reserves in place                      688       83
      Sales of reserves in place                           (1)
      Production                                         (338)    (469)
                                                    ------------------
December 31, 1996                                       5,051    2,811
      Revisions of previous estimates                    (102)   1,445
      Extensions, discoveries, and other additions        335      427
      Purchases of reserves in place                       23      737
      Production                                         (395)    (767)
                                                    ------------------
December 31, 1997                                       4,912    4,653
      Revisions of previous estimates                    (805)      99
      Extensions, discoveries, and other additions         45
      Purchases of reserves in place                      319       69
      Production                                         (365)    (566)
                                                    ------------------
December 31, 1998                                       4,106    4,255
                                                    ==================
                                                       Oil       Gas
                                                      (Bbls)    (Mcf)
                                                    ------------------
Net proved developed reserves at December 31, 1996      3,407    2,811
                                                    ==================
Net proved developed reserves at December 31, 1997      3,408    4,313
                                                    ==================
Net proved developed reserves at December 31, 1998      3,407    4,255
                                                    ==================

* Bbls = barrels; Mcf = one thousand cubic feet

================================================================================

38.

================================================================================

CAPITALIZED COSTS AND COSTS INCURRED - The capitalized costs at December 31, 1998, 1997, and 1996 relating to oil and gas producing activities (all of which are in the continental United States) and costs incurred for the years ending December 31, 1998, 1997, and 1996 are presented below (in thousands):

                                                       1998       1997       1996
                                                   --------------------------------
Capitalized costs:
  Proved properties                                  $ 46,096   $ 44,325   $ 38,810
  Unproved properties net of allowance for
    abandonments                                           39         39         15
                                                   ---------------------------------
     Total                                             46,135     44,364     38,825
Accumulated depreciation, depletion, and
    amortization                                      (35,916)   (21,658)   (18,549)
                                                   ---------------------------------
     Net capitalized costs                           $ 10,219   $ 22,706   $ 20,276
                                                   =================================
Costs incurred:

  Property acquisition costs                         $    516   $  2,062   $  1,805
  Exploration costs, including unsuccessful wells          20          6          6
  Development costs                                     1,361      3,341      2,299
                                                   ---------------------------------
   Total expenditures                                $  1,897   $  5,409   $  4,110
                                                   =================================


RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES - The results of operations for oil and gas producing activities (excluding general and administrative expenses and interest costs) for the years ended December 31, 1998, 1997, and 1996 were as follows (in thousands):

                                                            1998       1997      1996
                                                        -------------------------------
Oil and gas revenues                                      $  6,054   $10,016   $ 8,573
Production costs                                            (4,905)   (5,298)   (4,050)
Exploration costs                                              (20)       (6)       (6)
Impairment loss                                            (12,800)     (489)
Depreciation, depletion, and amortization                   (1,580)   (2,641)   (2,010)
                                                        -------------------------------
Income before income tax expense                           (13,251)    1,582     2,507
Income tax (expense) benefit                                 4,638      (554)     (877)
                                                        -------------------------------
Income (loss) from operations for producing activities    $ (8,613)  $ 1,028   $ 1,630
                                                        ===============================

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS - Pursuant to Statement of Financial Accounting Standards No. 69, all publicly-traded enterprises having significant oil and gas producing activities are required to present a standardized measure of the discounted future net cash flows relating to proved oil and gas reserve quantities, as well as the changes in significant components of the standardized measure from prior periods. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting the future rates of production and timing of development expenditures. The future cash inflows determined from such reserve data represent estimates only. Moreover, the present values should not be construed as the current market values of the Company's oil and gas reserves or

================================================================================

                                                                             39.

================================================================================

the costs that would be incurred to obtain equivalent reserves. A market value determination would include many additional factors including: (i) anticipated future increases or decreases in oil and gas prices and production and development costs; (ii) an allowance for return on investment; (iii) regulatory actions; (iv) the value of additional reserves, not considered proved at the present time, which may be recovered as a result of further exploration and development activities; and (v) other business risks. The future cash inflows are calculated using the market price of oil and gas at the end of the year presented. The following tables present the required information relating to proved oil and gas reserves as of December 31, 1998, 1997, and 1996 (in thousands):

                                                       1998       1997       1996
                                                   ---------------------------------
Future cash inflows                                  $ 51,798   $ 92,560   $139,650
Future production costs                               (36,490)   (51,685)   (59,125)
Future development and abandonment costs               (1,360)    (6,582)    (7,667)
                                                   ---------------------------------
Future net cash inflows before income taxes /(a)/      13,948     34,293     72,858
Future income tax expenses                                  -     (5,936)   (18,146)
                                                   ---------------------------------
Future net cash inflows                                13,948     28,357     54,712
Discount factor at 10%                                 (7,171)   (13,621)   (24,139)
                                                   ---------------------------------
Standardized measure of discounted future
   net cash inflows                                  $  6,777   $ 14,736   $ 30,573
                                                   =================================

(a) The present value of future net cash inflows before income taxes discounted at 10% was $6,777, $17,006, and $38,276 as of December 31, 1998, 1997, and
    1996, respectively.

                                                        1998    1997     1996
                                                     --------------------------
Year-end market price used for future cash inflows:
   Crude oil - per barrel                               $9.50   $15.50   $24.25
   Natural gas - per thousand cubic feet                 1.86     2.23     3.27

The following are the principal sources of change in the standardized measure of discounted future net cash inflows for the years ended December 31, 1998, 1997, and 1996 (in thousands):

                                                          1998       1997       1996
                                                      -------------------------------
Standardized measure at beginning of the year           $ 14,736   $ 30,573   $17,849
  Revenues less production costs for the year             (1,084)    (4,627)   (4,404)
  Net change in sales prices net of production costs     (11,395)   (21,573)   11,819
  Extensions and discoveries                                 101      1,367     2,147
  Changes in estimated future development costs            3,369         45      (304)
  Costs incurred that reduced future development costs       247      1,760     1,976
  Revisions of previous quantity estimates                (1,263)       511    (3,572)
  Accretion of discount                                    1,701      3,828     2,134
  Net change in income tax expense                                    4,184    (4,210)
  Purchase of reserves in place                              340      1,583     5,115
  Sale of reserves in place                                                        (3)
  Changes in production rates (timing) and other              25     (2,915)    2,026
                                                      -------------------------------
Standardized measure at end of year                     $  6,777   $ 14,736   $30,573
                                                      ===============================

================================================================================

40.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
================================================================================

The Board of Directors and Stockholders
PS Group Holdings, Inc.

We have audited the accompanying consolidated statements of financial position of PS Group Holdings, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PS Group Holdings, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP


San Diego, California
February 5, 1999

================================================================================

                                                                             41.

PS GROUP HOLDINGS, INC.
DIRECTORS AND OFFICERS
================================================================================

DIRECTORS                               OFFICERS                                OFFICERS
PS GROUP HOLDINGS, INC.                 PS GROUP HOLDINGS, INC.                 STATEX PETROLEUM, INC.
                                        AND PS GROUP, INC.
Charles E. Rickershauser, Jr.           Charles E. Rickershauser, Jr.           B. Andrew Wilkinson
Chairman of the Board &                 Chairman of the Board &                 President & Chief Operating
Chief Executive Officer                 Chief Executive Officer                 Officer

J.P. Guerin/(a)/                        Lawrence A. Guske                       Dhar Carman
Vice Chairman of the Board,             Vice President - Finance &              Executive Vice President &
Private Investor                        Chief Financial Officer                 Chief Financial Officer

William H. Borthwick                    Johanna Unger                           Stephanie Bronson
Attorney-at-Law                         Vice President, Controller &            Controller
                                        Secretary
Steven D. Broidy
Private Investor

Robert M. Fomon
President, Robert M. Fomon
and Company (a private
investment company)

Donald W. Killian, Jr. /(a)/
Retired Attorney-at-Law

Gordon C. Luce /(a)/
Independent Financial
Advisor

Christopher H.B. Mills
Chief Executive Officer
North Atlantic Smaller
Companies Investment
Trust (a United Kingdom
publicly-traded investment company)

Joseph S. Pirinea
Certified Public Accountant

(a)  Member of the Audit Committee

================================================================================

42.

PS GROUP HOLDINGS, INC.
INVESTOR INFORMATION
================================================================================

COMMON STOCK TRANSFER AND DIVIDEND DISBURSING AGENT AND REGISTRAR

Questions regarding stockholder's accounts should be directed to:
  ChaseMellon Shareholder Services, L.L.C.
  P.O. Box 3315
  South Hackensack, New Jersey 07606
  800-356-2017
  www.chasemellon.com

The Common Stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol: PSG. As of March 1, 1999, there were 1,339 holders of record of the Company's Common Stock.

CORPORATE OFFICES

4370 La Jolla Village Drive, Suite 1050
San Diego, California  92122
619-642-2999
619-642-1955 (facsimile)

AUDITORS

Ernst & Young LLP
501 West Broadway, Suite 1100
San Diego, California  92101

ANNUAL MEETING

May 27, 1999
9:00 a.m.
Los Angeles Marriott - Downtown
333 South Figueroa Street
Los Angeles, California 90071

               _________________

The Company will supply to stockholders, upon written request to the Corporate Secretary at the corporate offices in San Diego, California, without charge, a copy of the 1998 Annual Report on Form 10-K (without exhibits).


MARKET PRICES OF COMMON STOCK

                   High        Low    High        Low
                   -----      -----   -----      -----
                         1998              1997
                   -----------------  -----------------
 First quarter     13 3/4  11 11/16   14 1/2     12 1/2
 Second quarter    13 1/4  12         13 7/8     12 1/8
 Third quarter     12 1/4  11 1/16    14 15/16   12 3/8
 Fourth quarter    12 3/4   9 3/4 *   16 3/8     11 1/8

* Net of $3 due bill (for settlement on January 4, 1999) attached to stock trades beginning December 14, 1998.

DIVIDENDS AND CASH DISTRIBUTIONS ON COMMON STOCK

Special cash distributions were declared and paid in 1998, 1997, 1996, and 1995. However, they are not precedents for future distributions. Following is a summary of these special cash distributions:

                                                      Form
                                                      1099
                   Year                    Tax       mailing
Distribution    distributed    Year      status       date
 per share      by Company   received      (a)         (e)
--------------  -----------  --------  ----------   --------
December           1995       1996     Return of    Jan. '97
  1995-$1.50                           capital (b)

December           1996       1997     Return of    Jan. '98
  1996-$1.50                           capital (b)

August             1997       1997     Taxable      Jan. '98
  1997-$1.50                           dividend

December           1997       1998     (c)          Jan. '99
  1997-$2.50

December           1998       1999     (d)          Jan. '00
  1998-$3.00

(a) Tax status is subject to review by the IRS. Stockholders are advised to consult their tax advisors.
(b) Subject to disclosures in note (a), constitutes a return of capital and is not taxable as a dividend.
(c) Subject to disclosures in note (a), $.85 is return of capital and $1.65 is a taxable dividend.
(d) Tax status to be determined.
(e) Form 1099 is mailed in January of the year following the calendar year in which the distribution is received.

================================================================================

                                                                             43.