Form 10-K/A, Exhibit 13
period 1998-12-31
PS GROUP HOLDINGS INC
filed 1999-04-06
CIK 1013834

                                                                   EXHIBIT (13 )

                           FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this 1998 Annual Report to Stockholders may be deemed forward-looking, such as: information relating to the future prospects of the aircraft lessees of PS Group, Inc. (PSG), the aircraft leasing subsidiary of PS Group Holdings, Inc. (the Company); the possible consequences of any unscheduled return of aircraft under lease; the possibility of a 1999 sale of one BAe 146 aircraft owned by PSG or the potential future phase-out of six MD-80 aircraft owned by PSG from the fleet of the applicable lessee and the impact of such sales or phase-out on PSG's financial condition, results of operations, and tax benefits; the potential liability for environmental contamination at the San Francisco International Airport (SFIA), the related cost of remediation and pending and potential litigation, and the recoverability of any portion of this cost from third parties; the estimated income tax liabilities due to the State of California for the tax years 1987 through 1990 and the estimated amounts due for other deferred tax liabilities; the tax treatment of the Company's special distributions to stockholders in 1995, 1996, 1997, and 1998; the availability of certain tax benefits, and the amount of otherwise-taxable income against which such benefits may be offset; the amount of 1999 capital additions; the estimated fair value of oil and gas properties owned by Statex Petroleum, Inc. (Statex), the oil and gas production and development segment of the Company, that was used in computing the impairment loss; the quantities of oil and gas reserves owned by Statex, and the related future net cash inflows from oil and gas producing activities; the volatility of the prices of crude oil and natural gas and the resultant effect on Statex including its ability to remain in compliance with financial loan covenants contained in its separate bank credit agreement and the Company's ability to pay the principal and interest outstanding under this credit agreement if the bank is unwilling to grant future waivers and declares the loan due and payable; and the impact of Year 2000 issues on the Company. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, but not limited to: the impact of the financial condition and results of operations of the lessees of PSG's aircraft; the effect of the possible 1999 sale of one BAe 146 aircraft or the potential future phase-out of six MD-80 aircraft from the fleet of the applicable lessee on the Company's financial condition, results of operations, and tax benefits; the uncertainties inherent in estimating the cost of environmental remediation and related pending and potential litigation at SFIA; the possibility that the final disposition of tax deficiencies asserted by the State of California will involve litigation or will be for an amount in excess of the amount estimated by the Company; the possibility of future adjustments to the deferred income tax liability; the possibility that the ultimate tax treatment of the special distributions to stockholders would be different than that determined by the Company; the efficacy of the transfer restrictions on the Company's common stock in preserving the Company's substantial tax benefits, the Company's ability to realize such benefits, and the possible effect of the availability of such benefits if stockholders of the Company do not vote to extend such transfer restrictions beyond their scheduled expiration in the year 2000; the impact on 1999 cash flow and borrowings to finance capital additions if capital additions vary from the current estimate; the impact of the actual quantities of oil and gas reserves and the related impact of the volatility of the prices of crude oil and natural gas on Statex, including the possibility of future impairment losses, the possibility of future non-compliance with financial loan covenants by Statex, and the possible inability of Statex to obtain waivers from its bank with respect to such noncompliance; the impact on the business, financial condition and results of operations of the Company if the Company or its subsidiaries, or third parties with which they have material business relationships, are unsuccessful in solving the Year 2000 issues in a timely manner; the impact of economic conditions on each business segment; the impact of competition; the impact of governmental legislation and regulation and possible future changes therein; and other risks detailed in this 1998 Annual Report to Stockholders and in filings the Company has made with the Securities and Exchange Commission. Should any of such risks or uncertainties materialize or should other assumptions prove incorrect, actual results or outcomes may vary materially from those contemplated in such forward-looking statements. The Company does not undertake to publicly update or revise its forward-looking statements.

                 RESTRICTIONS ON THE TRANSFER OF COMMON SHARES

     There are certain restrictions imposed on the transfer of common shares of the Company. In general, and subject to an exemption for certain dispositions of shares by persons who were "pre-existing 5% shareholders" (as defined in the Company's Restated Certificate of Incorporation) on June 5, 1996, the transfer restrictions prohibit, without prior approval of the Board of Directors, the direct or indirect disposition or acquisition of any stock of the Company by or to any holder who owns, or would, as a result thereof, own (either directly or through the tax attribution rules) 5% or more of the stock upon such acquisition. These restrictions were imposed in order to help preserve the Company's substantial net operating loss and investment tax credit carryforwards and other tax benefits by decreasing the risk of an "ownership change" for federal income tax purposes. The transfer restrictions, by their terms, are scheduled to expire immediately following the conclusion of the Company's annual meeting of stockholders for the year 2000, unless the stockholders pass a resolution extending such expiration date.

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

================================================================================

                                                                              1.

AIRCRAFT LEASING
================================================================================

The aircraft leasing business, conducted by PSG, represents the major portion of the Company's assets and its largest source of cash flow and revenues. Aircraft leasing contributed $23.9 million to 1998's consolidated revenues from continuing operations, or 74% of the total. During 1998, twelve PSG aircraft were under lease to US Airways, Inc. (US Airways), two to Continental Airlines, Inc. (Continental), and one to America West Airlines, Inc. (America West). All of these aircraft meet Federal Stage 3 noise requirements and qualify for operation in the United States without modification beyond 1999. After the 1999 sale of the five aircraft described below, PSG owned 10 aircraft. Nine of the aircraft were operated by the lessees in scheduled passenger service in the continental United States and the remaining aircraft was subleased by US Airways to a European carrier although US Airways continued to be responsible for the leases. As of April 2, 1999, PSG's aircraft leases expire as follows:
            Aircraft Type       1999   2000   2001   2004   2006   2008   Total
            -------------       ----   ----   ----   ----   ----   ----   -----
             BAe 146-200                1                                   1
             MD-80               1             3      2             1       7
             737-300                                         1      1       2
                                                                           --
                                                                           10
                                                                           ==

Refer to Management's Discussion and Analysis of Financial Condition for information on the operating results of the leasing segment for the years 1996 to 1998 and known trends.

1999 SALES AND POTENTIAL SALE OF BAE 146 AIRCRAFT AND TAX BENEFIT UTILIZATION. On April 2, 1999, US Airways exercised its lease termination rights by purchasing (and subsequently re-selling) five of the six BAe 146 aircraft it was previously leasing from PSG. The Company's second quarter 1999 results will include a net gain from these sales of approximately $.6 million - $.09 per share. Net cash proceeds were approximately $12.5 million after debt repayments of approximately $7.3 million. It is estimated that the tax gain on these sales will utilize all of the estimated remaining net operating loss carryforwards of approximately $15.5 million and approximately $1.1 million of the estimated remaining investment tax credits of approximately $12.5 million.

US Airways continues to indicate that it might exercise its lease termination rights on the last remaining BAe 146 aircraft leased from PSG perhaps as early as the third quarter of 1999. PSG estimates that the sale of the sixth and last BAe aircraft in the latter part of 1999 would not result in any net gain or loss and that net cash proceeds would be approximately $1 million after debt repayments of approximately $1.5 million. It is estimated that such a sale would utilize approximately $.7 million of the estimated remaining investment tax credits. PSG has no control over US Airways exercising its lease termination rights on this aircraft.

TYPE OF AIRCRAFT LEASES. In general, substantially all the obligations connected with the operation and maintenance of the leased aircraft, including maintaining insurance at specified levels in the leases, are assumed by the lessee and minimal obligations are imposed upon PSG. PSG carries supplemental total loss insurance coverage on certain leased aircraft when the insured value specified in the lease and provided by the lessee is less than the current estimated market value of the aircraft. The leases also generally provide options to the lessee to extend the lease at stipulated or fair market value lease rates or purchase the aircraft at a stipulated amount or at fair market value at the end of the lease term or earlier in certain
================================================================================

6.

================================================================================

cases. Most of the PSG leases and related aircraft are encumbered by debt that will be fully amortized on or before the end of the lease term.

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

 . US AIRWAYS leased six MD-80 aircraft and six BAe 146-200 aircraft from PSG during 1998. Lease revenues from US Airways were 81% of total lease revenues for 1998. In April 1999, US Airways exercised its lease termination rights by purchasing (and subsequently re-selling) five of the BAe 146 aircraft it was previously leasing from PSG.

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

 . CONTINENTAL leased one MD-80 and one 737-300 from PSG during 1998. Continental reported a record pretax profit of $770 million for 1998. Continental's cash and cash equivalents were approximately $1.4 billion at December 31, 1998. While still highly leveraged, Continental has strengthened its financial position and operating results.

 . AMERICA WEST leased one 737-300 aircraft from PSG during 1998. America West is partially owned by Continental (1% ownership interest, 8.3% voting interest) and both carriers have implemented various programs to cross-feed passengers and reduce common costs. America West continued to expand operations in 1998. America West reported record pretax profits of $185 million for 1998. Cash, cash equivalents, and short-term investments totaled approximately $183 million at September 30, 1998. America West continues to be one of the lowest-cost airline operators.

-------------------------------------------------------------------------------------
OPERATING STATISTICS (at year-end)                   1998   1997   1996   1995   1994
-------------------------------------------------------------------------------------
NET AIRCRAFT LEASED:/(a)/
 BAe 146-200 aircraft /(b) (e)/                       6.0    6.0   10.0   10.0   10.0
 MD-80 aircraft                                       7.0    7.0    7.0    7.0    7.0
 737-300 aircraft                                     2.0    2.0    2.0    2.0    2.0
 737-200 aircraft/(c)/                                  -      -      -    2.0    2.3
                                                  -----------------------------------
   Total aircraft leased                             15.0   15.0   19.0   21.0   21.3
 Aircraft leased under operating leases              10.0   10.0   14.0   16.0   16.3
 Aircraft leased under financing leases               5.0    5.0    5.0    5.0    5.0
AIRCRAFT HELD FOR SALE - 747-100 aircraft /(d)/         -      -      -      -    2.0

 (a) At December 31, 1998, PSG had a 100% interest in all aircraft shown.
 (b) These aircraft have not been operated by US Airways since the spring of 1992 and at December 31, 1998, all are subleased by US Airways to other airlines. In the fourth quarter of 1997, US Airways exercised its lease termination rights by purchasing (and subsequently re-selling) four of the BAe 146 aircraft.
 (c) During 1996, PSG sold its 1/3 interest in the six 737-200 aircraft to the lessee and, during 1995, one 737-200 aircraft, in which PSG had a 1/3 interest, was declared a casualty loss.
 (d) During 1995, the two 747-100 aircraft were sold.
 (e) In April 1999, US Airways exercised its lease termination rights by purchasing (and subsequently re-selling) five of the BAe 146 aircraft.
================================================================================

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

FINANCIAL CONDITION

Refer to the Consolidated Statements of Cash Flows for detailed components of the Company's cash flow activities. At December 31, 1998, the Company's principal sources of liquidity were cash, cash equivalents, and U.S. Government securities totaling $4.4 million, a $12.4 million decrease from December 31, 1997. The major components of the change in liquidity are as follows (in thousands):

From continuing operations:
  Sources of liquidity:
    Operations, before tax payment shown below                $ 14,454
    Financing leases and other                                   7,501
    Sales of securities and reduction in cash collateral         2,091
    Bank borrowings by Statex                                      800
  Uses of liquidity:
    Payment of long-term obligations                           (18,211)
    Cash distributions to stockholders                         (18,205)
    Payment of prior years' state income tax liability          (6,040)
    Capital additions                                           (1,897)
                                                              --------
      Net use by continuing operations                         (19,507)
Cash provided from discontinued operations                       7,154
                                                              --------
      Net decrease in liquidity                               $(12,353)
                                                              ========
Components of net decrease in liquidity:
    Decrease in cash and cash equivalents                     $ (7,174)
    Decrease in U.S. Government securities                      (5,179)
                                                              --------
      Net decrease in liquidity                               $(12,353)
                                                              ========

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

PSG's aircraft lease portfolio represents the major portion of the Company's assets and its largest source of cash flow. During 1998, the lease portfolio consisted of 15 aircraft, the preponderance of which were 12 aircraft leased to US Airways. As of December 31, 1998, PSG had $92.3 million of assets related to aircraft leased to US Airways for which realization is substantially dependent upon the future performance of US Airways. In April 1999, US Airways exercised its lease termination rights by purchasing (and subsequently re-selling) five of the BAe 146 aircraft. This brought the lease portfolio down to 10 aircraft.

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

The Company and its subsidiaries are dependent upon third party providers to perform many services including insurance coverage, employee benefit programs, shareholder related services, printing, utilities, and communications. The Company has received correspondence from most of these providers which indicates that they expect to address their significant Year 2000 issues on a timely basis. The Company will continue to monitor the progress of all of its significant third party providers. The Company has no control over these providers becoming Year 2000 compliant. As a contingency, if a provider does not become Year 2000 compliant in a timely manner, the Company, in many cases, may be able to change to another service provider that is compliant. Such a contingency plan is expected to be in place by mid-1999.

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

USAGE OF TAX LOSS CARRYFORWARDS

As discussed in Note 6 of the Notes to Consolidated Financial Statements, as of December 31, 1998, the Company believes it had approximately $15.5 million of federal net operating loss carryforwards and $12.5 million of federal investment tax credit carryforwards, plus other state and federal tax benefits. Following the April 1999 sale of five BAe 146 aircraft previously discussed, the Company believes it has used all of its federal net operating loss carryforwards and has $11.4 million of federal investment tax credit carryforwards remaining. Besides the customary financial and legal difficulties ordinarily involved in using net operating loss carryforwards, investment tax credit carryforwards, and other tax benefits (the "Tax Benefits"), there is a special limitation on the use of these Tax Benefits that arises when an "ownership change" occurs for federal income tax purposes. Generally speaking, an "ownership change" occurs whenever, within a three-year period, the aggregate ownership of a company's stock by its "5-percent shareholders" (as defined by the applicable federal income tax regulations) increases by more than 50 percentage points. Making the calculation is complex and uncertain. The Company believes that as of December 31, 1998, no "ownership change" had occurred with respect to the Company, but that the aggregate percentage point increase in the ownership of the Company's stock by "5-percent shareholders" during the preceding three-year period was approximately 7%. Certain "5-percent shareholders' " ownership interests are not included in the 7% because such shares have been held for more than three years. If such shares (held more than three years by "5-percent shareholders"), which approximate 45% ownership at December 31, 1998, are sold, they would be reflected in the change in ownership percentage calculation for three years from the date of sale and could, dependent on the number of shares sold, result in an "ownership change." The sole purpose of the Reorganization, described in Note 1 of Notes to the Consolidated Financial Statements, was to help preserve the Tax Benefits (which at that time included substantial federal net operating loss carryforwards, which were subsequently utilized) by decreasing the risk of an ownership change for federal income tax purposes. The Reorganization was intended to accomplish this purpose by imposing certain Transfer Restrictions (as described in Note 1 of Notes to the Consolidated Financial Statements) on the transfer of shares of the Company. The transfer restrictions, by their terms, are scheduled to expire immediately following the conclusion of the Company's annual meeting of stockholders for the year 2000, unless the stockholders pass a resolution extending such expiration date. While the Company believes that the Transfer Restrictions will be enforceable, if the binding nature of the Transfer Restrictions were challenged, there is no assurance that a court would hold that the Transfer Restrictions are enforceable. Furthermore, while the Company believes that the remedies provided in the Transfer Restrictions are generally sufficient, it is possible that the relevant tax authorities will take the position the Transfer Restrictions do not provide adequate remedies for tax purposes with respect to every transaction that the Transfer Restrictions purport to prevent. Therefore, even with the Transfer Restrictions in place, it is possible that transactions could occur that would severely limit the Company's ability to utilize the Tax Benefits. In addition, there can be no assurance that legislation will not be adopted that would limit the Company's ability to utilize the Tax Benefits in future periods. However, the Company is not aware of any proposed legislation for changes in the tax laws that could materially impact the ability of the Company to utilize the Tax Benefits.
================================================================================
                                                                             15.

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


AIRCRAFT LEASING SEGMENT

Aircraft leasing revenues declined each year since 1996 for the following reasons: (i) certain lease revenues were discontinued during the last three years due to the sale of four BAe 146 aircraft in the fourth quarter of 1997 and the sale of an interest in six 737-200 aircraft in December 1996; (ii) there was reduced revenue recognition associated with aircraft leased under financing leases; (iii) there were lease rate resets on certain aircraft leases tied to lower interest rates (these lower lease rates were matched by lower interest expense amounts on the related debt); and (iv) 1996 included a $1.8 million gain from the sale of an interest in six 737-200 aircraft while 1997 included a $.5 million gain from the sale of a BAe 146 aircraft. In future years, leasing revenues will decline from the 1998 level because of the reduced revenue recognition associated with aircraft leased under financing leases, lease rate resets on certain aircraft, the April 1999 sale of five BAe 146 aircraft, and possible future aircraft sales.

Refer to the section on Aircraft Leasing presented elsewhere in this Annual Report for information regarding the sale of five BAe 146 aircraft in April 1999 and the potential sale of an additional BAe 146 aircraft during 1999. As aircraft are sold, leasing revenues and operating results will be reduced.

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

Because of the cyclical nature of the airline business, the long-term prospects of all airlines, except for the largest and best capitalized, are uncertain.
The long-term prospects for US Airways (which has the highest unit cost structure in the industry and limited equity for its size) and Continental and America West (both of which emerged from bankruptcy in 1993 and 1994, respectively, and remain highly leveraged) are even more unpredictable. It is possible that all of the leased aircraft will remain with PSG's existing lessees and, based on recent
================================================================================

16.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
================================================================================

publicly reported financial results, prospects are significantly improved as to that possibility. On the other hand, if there is economic deterioration of PSG's lessees, some or all of the aircraft could be returned to PSG or the leases could be renegotiated on terms less favorable to PSG.

While the unscheduled return of aircraft appears unlikely at present, should PSG's lessees default on their leases, or file bankruptcy and reject certain aircraft leases, there could be a material decrease in the market value of the aircraft leased to PSG's lessees due to an increased availability of those aircraft for lease or sale. In such a case, PSG could suffer significant losses on the ultimate disposal of the related aircraft or upon the ultimate repossession of the aircraft by the lenders. Should any of PSG's leased aircraft be returned before the end of the respective lease terms, PSG would have to continue to make the principal and interest payments to the aircraft lenders to be able to pursue a sale or lease of the aircraft in order to maintain or salvage some of PSG's equity interest (most of PSG's leased aircraft have debt obligations - all non-recourse debt except for $1.5 million at April 2, 1999 of recourse debt on one BAe 146). Whether PSG undertook such a course of action would be dependent on PSG having sufficient liquidity to maintain the debt payments and a viable market for the specific type of used aircraft PSG would be marketing. Both of these factors are uncertain. If the lenders took control and sold the aircraft, PSG would likely lose most or all its equity in the aircraft. If, in the future, PSG had sufficient liquidity after a lessee defaulted and elected to pay the scheduled debt service to the lender(s), then PSG would be required to find purchasers or new lessees for the aircraft. When marketing aircraft, PSG competes with many airline and leasing companies that have greater financial resources and broader marketing and support capabilities to effect a sale or lease than PSG. To the extent that sales prices were less than PSG's carrying value or less favorable lease rates were obtained, PSG would be negatively affected.


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

The segment loss in 1998 is the result of the $12.8 million impairment loss for oil and gas properties described in Note 1 of Notes to the Consolidated Financial Statements and the loss from operations which occurred primarily because of the significant decrease in the market price of oil and gas. Segment results for 1997 were lower than in 1996 due to the $.5 million impairment loss, higher interest expense, and increased well maintenance costs.
================================================================================

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